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Exhibit 99.4

BIOVAIL CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008

 BIOVAIL CORPORATION
CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008

General

        Except where the context otherwise requires, all references in this report to the "Company", "Biovail", "we", "us", "our" or similar words or phrases are to Biovail Corporation and its subsidiaries, taken together.

        All dollar amounts in this report are expressed in United States ("U.S.") dollars.

Trademarks

        The following words are trademarks of our Company and are the subject of either registration, or application for registration, in one or more of Canada, the U.S. or certain other jurisdictions: ATTENADE™, A Tablet Design (Apex Down)®, A Tablet Design (Apex Up)®, APLENZIN™, ATIVAN®, ASOLZA™, BIOVAIL®, BIOVAIL CORPORATION INTERNATIONAL®, BIOVAIL & SWOOSH DESIGN®, BPI®, BVF®, CARDISENSE™, CARDIZEM®, CEFORM®, CRYSTAAL CORPORATION & DESIGN®, DITECH™, FLASHDOSE®, GLUMETZA®, INSTATAB™, ISORDIL®, JOVOLA™, JUBLIA™, MIVURA™, ONELZA™, ONEXTEN™, ORAMELT™, PALVATA™, RALIVIA®, SHEARFORM™, SMARTCOAT™, SOLBRI™, TESIVEE™, TIAZAC®, TITRADOSE™, TOVALT™, UPZIMIA™, VASERETIC®, VASOCARD™, VASOTEC®, VEMRETA™, VOLZELO™ and ZILERAN™.

        WELLBUTRIN®, WELLBUTRIN® SR, WELLBUTRIN® XL, WELLBUTRIN® XR, Zovirax® and Zyban® are trademarks of The GlaxoSmithKline Group of Companies and are used by us under license. ULTRAM® is a trademark of Ortho-McNeil, Inc. (now known as PriCara, a division of Ortho-McNeil-Janssen Pharmaceuticals, Inc.) and is used by us under license. XENAZINE® and NITOMAN® are trademarks of Cambridge Laboratories (Ireland) Ltd. and are used by us under license.

        In addition, we have filed trademark applications for many of our other trademarks in the U.S., Barbados, Canada and in other jurisdictions and have implemented, on an ongoing basis, a trademark protection program for new trademarks.

Printed Copy

        To obtain a printed copy of this report, contact:

    Biovail Investor Relations
    7150 Mississauga Road
    Mississauga, Ontario
    L5N 8M5
    Phone: (905) 286-3000 Fax: (905) 286-3500
    E-mail: ir@biovail.com

i

MANAGEMENT'S DISCUSSION AND ANALYSIS

(All dollar amounts expressed in U.S. dollars)

        The following Management's Discussion and Analysis of Results of Operations and Financial Condition ("MD&A") should be read in conjunction with our audited consolidated financial statements and related notes thereto prepared in accordance with United States ("U.S.") generally accepted accounting principles ("GAAP") for the fiscal year ended December 31, 2008 (our "Consolidated Financial Statements").

        Additional information relating to Biovail Corporation, including our Annual Report on Form 20-F for the fiscal year ended December 31, 2008 (our "2008 Form 20-F"), is available on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission ("SEC") website at www.sec.gov.

        The discussion and analysis contained in this MD&A are as of February 27, 2009.

FORWARD-LOOKING STATEMENTS

        Caution regarding forward-looking statements and "Safe-Harbor" statements under the U.S. Private Securities Litigation Reform Act of 1995:

        To the extent any statements made in this MD&A contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information within the meaning defined under applicable Canadian securities legislation (collectively, "forward-looking statements"). These forward-looking statements relate to, among other things, our objectives, goals, strategies, beliefs, intentions, plans, estimates, and outlook, including, without limitation, statements concerning the following:

  •
  intent and ability to implement and effectively execute plans and initiatives associated with our New Strategic Focus (as defined below) and the anticipated impact of such New Strategic Focus;

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  beliefs related to pricing, reimbursement, and exclusivity periods for products in the specialty Central Nervous System ("CNS") markets;

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  expected impact of the acquisition of Prestwick Pharmaceuticals, Inc. ("Prestwick") on earnings per share ("EPS") and cash flows;

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  timing of the commercial launch of Aplenzin™ by our strategic marketing partner, sanofi-aventis U.S. LLC ("sanofi-aventis");

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  expected future taxable income in determining any required deferred tax asset valuation allowance;

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  anticipated effect of the utilization of U.S. tax loss carryforwards on future effective tax rates;

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  expectations regarding the development of products outside the therapeutic area of specialty CNS disorders;

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  timing regarding the planned closure of our two Puerto Rico manufacturing facilities and the associated costs, the anticipated impact of such closure, our ability to sell or divest these facilities, as well as the possible impact on our manufacturing processes;

  •
  intent and timing of the sale of our recently closed Dublin, Ireland research and development facility;

  •
  beliefs and positions related to, results of, and costs associated with, certain legacy litigation and regulatory proceedings, including, but not limited to, the outcome of the court hearing to approve an agreement reached between a subsidiary of our Company and the U.S. Attorney's Office ("USAO") for the District of Massachusetts related to activities surrounding the 2003 commercial launch of Cardizem® LA;

  •
  intent regarding and timing of the planned disposals of non-core assets, and the anticipated proceeds of such dispositions;

  •
  amount of expected loss on disposal of our corporate headquarters;

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

  •
  intent and ability to continue the repurchase of our common shares under the share repurchase program;

  •
  views and beliefs related to the outcome of patent infringement trial proceedings regarding, and the timing of the introduction of generic competition related to, Ultram® ER;

  •
  expected timing of the introduction of a generic version of Cardizem® LA;

  •
  impact that generic competition to the 360mg dosage strength of Cardizem® CD may have on our product sales and the carrying value of the associated intangible asset;

  •
  intent regarding the defence of our intellectual property against infringement;

  •
  amount and timing of expected contribution from our product-development pipeline;

  •
  amount and timing of investment in research and development efforts, and expected tracking of research and development expenses;

  •
  additional expected charges and anticipated annual savings related to ongoing or planned efficiency initiatives;

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  outcome of business development efforts, including acquisitions or in-licensing opportunities;

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  anticipated supply price for Wellbutrin XL® in 2009 and beyond;

  •
  expected timing to address any shortfall in our supply of Ultram® ER 100mg tablets;

  •
  timing, results, and progress of research and development efforts, including efforts to locate a development partner for BVF-045 and to initiate Phase III studies for BVF-324;

  •
  expected impact of the resolution of certain legacy litigation and regulatory proceedings and the impact associated with a recently announced litigation proceeding;

  •
  sufficiency of cash resources, including those available under the accordion feature of our credit facility, or through the refinancing of our credit facility, to support future spending requirements;

  •
  intent and ability to make future dividend payments;

  •
  expected capital expenditures and business development activities;

  •
  impact of market conditions on our ability to access additional funding at reasonable rates;

  •
  investment recovery, liquidity, valuation, and impairment conclusions associated with our investment in auction rate securities;

  •
  intent and ability to hold auction rate securities until a recovery in market value occurs (or until maturity if necessary);

  •
  expected potential milestone payments in connection with research and development arrangements;

  •
  ability to manage exposure to foreign currency exchange rate changes and interest rates;

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  impact of short-term fluctuations in our share price on the fair value of our Company's reporting unit for purposes of testing goodwill for impairment;

  •
  availability of benefits under tax treaties;

  •
  continued availability of low effective tax rates for our operations;

  •
  expected stock-based compensation expense;

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  expected impact of adoption of new accounting standards; and

  •
  intent to continue to follow U.S. GAAP and resulting comparability with our U.S.-based industry peers.

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

        These forward-looking statements may not be appropriate for other purposes.

        Forward-looking statements can generally be identified by the use of words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may", "target", and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Although we have indicated above certain of these statements set out herein, all of the statements in this MD&A that contain forward-looking statements are qualified by these cautionary statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, factors and assumptions regarding prescription trends, pricing and the formulary and/or Medicare/Medicaid positioning for our products; the competitive landscape in the markets in which we compete, including, but not limited to, the availability or introduction of generic formulations of our products; timelines associated with the development of, and receipt of regulatory approval for, our new products; the opportunities present in the market for therapies for CNS disorders; and the resolution of insurance claims relating to certain litigation and regulatory proceedings. Actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things: the difficulty of predicting U.S. Food and Drug Administration ("FDA"), Canadian Therapeutic Products Directorate and European regulatory approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, the results of continuing safety and efficacy studies by industry and government agencies, uncertainties associated with the development, acquisition and launch of new products, contractual disagreements with third parties, availability of capital and ability to generate operating cash flows and satisfy applicable laws for dividend payments, the continuation of the recent market turmoil, market liquidity for our common shares, our ability to secure third-party manufacturing arrangements, our satisfaction of applicable laws for the repurchase of our common shares, our ability to retain the limited number of customers from which a significant portion of our revenue is derived, the impact of a decline in our market capitalization on the carrying value of goodwill, reliance on key strategic alliances, delay in or transition issues arising from the closure of our Puerto Rico and Ireland facilities, the successful implementation of our New Strategic Focus, our eligibility for benefits under tax treaties, the availability of raw materials and finished products, the regulatory environment, the unpredictability of protection afforded by our patents and other intellectual proprietary property, the mix of activities and income in the various jurisdictions in which we operate, successful challenges to our generic products, infringement or alleged infringement of the intellectual property rights of others, the ability to manufacture and commercialize pipeline products, unanticipated interruptions in our manufacturing operations or transportation services, the expense, timing and uncertain outcome of legal and regulatory proceedings and settlements thereof, payment by insurers of insurance claims, currency and interest rate fluctuations, consolidated tax rate assumptions, fluctuations in operating results, the market liquidity and amounts realized for auction rate securities held as investments, and other risks detailed from time to time in our filings with the SEC and the Canadian Securities Administrators ("CSA"), as well as our ability to anticipate and manage the risks associated with the foregoing. Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this MD&A, as well as under the heading "Key Information — Risk Factors" under Item 3.D of our 2008 Form 20-F. We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to our Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We undertake no obligation to update or revise any forward-looking statement.

COMPANY PROFILE

        We are a specialty pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture, and commercialization of pharmaceutical products. We have various research and development,

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

clinical research, manufacturing and commercial operations located in Barbados, Canada, the U.S., and Puerto Rico.

        Prior to 2008, we focused our growth on the development and large-sale manufacture of pharmaceutical products incorporating oral drug-delivery technologies. Our main therapeutic areas of focus were non-specialty CNS disorders, pain management and cardiovascular disease. Our successes in this regard include our Wellbutrin XL®, Ultram® ER and Cardizem® LA products.

        In 2008, as a result of significant changes in the environment for oral controlled-release products over the past several years — including increased sophistication and enhanced competition from manufacturers of generic drugs that compete with our products, an industry-wide slowdown in new drug approvals, and increasing financial pressure on third-party reimbursement policies — we developed a new business model focused on the development and commercialization of medicines that address unmet medical needs in niche specialty CNS markets (see "New Strategic Focus" below).

NEW STRATEGIC FOCUS

        In May 2008, we announced a new strategic focus (our "New Strategic Focus") based on leveraging our core capabilities in drug delivery and formulation for the development and commercialization of products targeted towards unmet medical needs in the area of specialty CNS disorders, with a core focus on neurological disorders. The implementation of this strategic shift to focus on specialty CNS markets was necessitated by the increasingly rapid genericization of our portfolio of oral controlled- release branded products. It had become increasingly difficult to establish and defend our intellectual property against generic drug manufacturers, which significantly reduced the expected market exclusivity period for our products.

        Our prior business model was focused on the application of our oral drug-delivery technologies to create controlled-release formulations of existing drugs within multiple therapeutic areas. Notwithstanding the benefits of our products, government and other payer groups have increasingly demanded that new drugs demonstrate clinically meaningful enhancements over existing therapies to secure favourable pricing and reimbursement. Incremental advances in convenience and patient compliance (e.g., Wellbutrin XL®) no longer command price premiums and pharmacies have strong financial incentives to substitute generics, when available, for branded products and once-daily formulations (e.g., Ultram® ER).

        We believe that the specialty CNS market provides enhanced regulatory exclusivity periods, and an attractive pricing and reimbursement environment for differentiated products with clear clinical benefits. In addition, as many specialty CNS products target smaller patient populations, this market may be less attractive to large pharmaceutical companies and generic drug manufacturers, allowing for longer effective market exclusivity periods.

Key Initiatives

        Key initiatives of our New Strategic Focus include efforts to:

  •
  in-license or acquire specialty CNS compounds in late-stage development, with particular interest in orphan drug categories, and other specialty therapies targeting smaller patient and physician populations;

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  invest approximately $600 million on research and development in the 2008 to 2012 timeframe, including upfront and milestone payments related to in-licensing activities; and

  •
  apply existing drug-delivery technologies and acquired technologies to enhance existing specialty CNS products.

        In support of the implementation of our New Strategic focus, we have also undertaken other activities that are intended to promote efficiency in our operations, significantly reduce our cost structure to better align

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

expenses with current projected revenues, and ensure capital is available to be deployed in support of our new business model. Key initiatives in this regard include efforts to:

  •
  rationalize manufacturing operations, pharmaceutical sciences operations, and general and administrative expenses;

  •
  drive cost savings through other operational efficiencies, and the resolution of legacy litigation and regulatory matters; and

  •
  explore the divestiture and/or monetization of certain non-core assets.

        As outlined below under "Recent Developments", we have made significant progress in addressing each of the foregoing initiatives.

RECENT DEVELOPMENTS

Business Development

Acquisition of Prestwick

        On September 16, 2008, we acquired 100% of Prestwick for a total net purchase price of $101.9 million. The acquisition of Prestwick was accounted for as a business combination under the purchase method of accounting. Accordingly, the results of Prestwick's operations have been included in our Consolidated Financial Statements since September 16, 2008. The purchase price paid was primarily allocated to identifiable intangible assets of $157.9 million and deferred revenue of $50.0 million. The identifiable intangible assets relate to the acquired Xenazine® and Nitoman® product rights described below, which are being amortized over an estimated useful life of 10 years.

        Prestwick holds the U.S. and Canadian licensing rights to tetrabenazine tablets (known as Xenazine® in the U.S. and Nitoman® in Canada), which it had previously acquired from Cambridge Laboratories (Ireland) Ltd. ("Cambridge"), the worldwide license holder of tetrabenazine. On August 15, 2008, a New Drug Application ("NDA") for Xenazine® received FDA approval for the treatment of chorea associated with Huntington's disease. Xenazine® was granted Orphan Drug designation by the FDA, which provides this product with seven years of market exclusivity in the U.S. from the date of FDA approval. Nitoman® has been available in Canada since 1996, where it is approved for the treatment of hyperkinetic movement disorders, including Huntington's chorea.

        Xenazine® is being commercialized in the U.S. by Ovation Pharmaceuticals, Inc. ("Ovation") under an exclusive supply and marketing agreement entered into between Prestwick and Ovation prior to our acquisition of Prestwick. Ovation paid Prestwick $50.0 million for the exclusive rights to market and distribute Xenazine® for an initial term of 15 years. We will supply Xenazine® product to Ovation for a variable percentage of Ovation's annual net sales of the product. For annual net sales up to $125 million, our supply price will be 72% of net sales. Beyond $125 million, our supply price will be 65% of net sales. At both tiers, we will acquire Xenazine® product from Cambridge at a supply price of 50% of Ovation's net sales. In addition, Prestwick holds options to develop future related products with Ovation for the U.S. market in conjunction with Cambridge.

        We expect the acquisition of Prestwick to be accretive to both EPS and cash flows in 2009.

Aplenzin™

        On April 23, 2008, the FDA approved our NDA for Aplenzin™ for the treatment of major depressive disorder. Aplenzin™ is a once-daily formulation of bupropion hydrobromide and has been approved in 174mg, 348mg, and 522mg extended-release tablets. In December 2008, we entered into a supply agreement with sanofi-aventis for the marketing and distribution of Aplenzin™ in the U.S. and Puerto Rico. We anticipate that sanofi-aventis will launch the 348mg and 522mg dosage strengths of Aplenzin™ early in the second quarter of 2009. We will manufacture and supply Aplenzin™ to sanofi-aventis at contractually determined supply prices ranging from

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

25% to 35% of sanofi-aventis's net selling price, depending on the level of net sales of Aplenzin™ in each calendar year.

Reduction of Valuation Allowance on Deferred Tax Assets

        In the fourth quarter of 2008, we recorded a deferred income tax benefit of $90.0 million related to a change in our assessment of the realizability of a portion of our deferred tax assets related to approximately $350 million of operating loss carryforwards in the U.S. We recorded a valuation allowance to reduce these loss carryforwards to an amount that we considered more likely than not to be realized. As of December 31, 2008, our U.S. operations had earned cumulative pre-tax income for the latest three years, reflecting the positive impact of restructuring programs implemented in December 2006 (as described below under "Results of Operations — Restructuring Costs") and May 2005 to reduce the overall cost structure of these operations. In determining the amount of the valuation allowance that was necessary, we considered the taxable income expected to be generated in the U.S. in future years. On that basis, we considered it more likely than not that we will be able to utilize approximately $230 million of U.S. operating loss carryforwards. As a result, we reduced the valuation allowance recorded against these loss carryforwards, with a corresponding increase to net income in the fourth quarter of 2008. We anticipate that the utilization of these loss carryforwards to reduce taxable income in the U.S. will result in an increase in our overall effective tax rate commencing in fiscal 2009.

Research and Development

        While pursuing efforts to identify and add specialty CNS opportunities to our product pipeline, we continue to work on the development of a number of pipeline products that originated from our prior business model. These products include BVF-045, a combination of Aplenzin™ and an undisclosed selective serotonin reuptake inhibitor, and BVF-324, an undisclosed product for the treatment of a prevalent sexual dysfunction. In addition, during 2008, we filed three Abbreviated New Drug Applications ("ANDA") with the FDA related to the following programs:

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  BVF-065 — venlafaxine capsules equivalent to 37.5mg, 75mg and 150mg dosage strengths for the treatment of depression;

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  BVF-203 — fenofibrate capsules in 48mg and 145mg dosage strengths for the treatment of high cholesterol; and

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  BVF-058 — quetiapine capsules in 200mg, 300mg and 400mg dosage strengths for the treatment of schizophrenia and bipolar disorder.

        We are subject to infringement claims by the innovator companies related to each of these ANDA filings, thereby triggering a 30-month stay of the FDA's approval pursuant to the provisions of the Hatch-Waxman Act.

        We expect to continue to apply our core drug-delivery and formulation technologies to select opportunities outside the therapeutic area of specialty CNS disorders if stringent financial and commercialization criteria are met.

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

Restructuring

        In 2008, we incurred a restructuring charge of $70.2 million, primarily related to the rationalization of our manufacturing and pharmaceutical sciences operations. The following table summarizes the major components of the restructuring costs recognized in 2008:

	Asset Impairments		Employee Termination Benefits
					Contract Termination and Other Costs
($ in 000s)	Manufacturing	Pharmaceutical Sciences	Manufacturing	Pharmaceutical Sciences		Total
Balance, January 1, 2008	$—	$—	$—	$—	$—	$—
Costs incurred and charged to expense	42,602	16,702	3,309	2,724	4,865	70,202
Cash payments	—	—	—	(2,724)	(333)	(3,057)
Non-cash adjustments	(42,602)	(16,702)	—	—	(1,186)	(60,490)

Balance, December 31, 2008	$—	$—	$3,309	$—	$3,346	$6,655

Manufacturing Operations

        In May 2008, we announced our intention to close our two Puerto Rico manufacturing facilities and transfer certain manufacturing and packaging processes to our Steinbach, Manitoba facility, over a period of 18 to 24 months (the "shutdown period"). We believe the closure of these facilities will significantly reduce our cost infrastructure and improve the capacity utilization of our manufacturing operations.

        We conducted an impairment review of the property, plant and equipment located in Puerto Rico to determine if the carrying value of these assets was recoverable based on the expected cash flows from their remaining use during the shutdown period and their eventual disposition. That review indicated that the cash flows were not sufficient to recover the carrying value of the property, plant and equipment, and, as a result, an impairment charge of $42.6 million was recorded in 2008 to write down the carrying value of these assets to their estimated fair value. Fair value was determined based on market values for comparable assets. We anticipate that these facilities will be fully closed in 2010 and have initiated a program to locate potential buyers.

        We also expect to incur employee termination costs of approximately $9.4 million for severance and related benefits payable to the approximately 245 employees who will be terminated as a result of the planned closure of the Puerto Rico facilities. These employees will be required to provide service during the shutdown period in order to be eligible for termination benefits. Accordingly, we are recognizing the cost of those termination benefits ratably over the required future service period, including $3.3 million recognized in 2008.

Pharmaceutical Sciences Operations

        As part of our plans to rationalize our pharmaceutical sciences operations, we have closed our research and development facility in Dublin, Ireland. As a result, we recorded an impairment charge of $9.2 million in 2008 to write down the carrying value of the building and equipment located in Ireland to their estimated fair value. Fair value was determined based on market values for comparable assets. We expect to complete a sale of this facility by 2010, subject to market conditions.

        In August 2008, we concluded a 30-day consultation process with an employee representative group to discuss matters associated with the closure of the Ireland facility, including support for the approximately 50 employees who were affected by this closure. Based on the outcome of that consultation process, we recognized costs related to employee terminations of $2.7 million in 2008. Those terminations and related severance payouts were completed prior to the end of 2008.

        In the fourth quarter of 2008, we identified certain of our proprietary drug-delivery technologies that are not expected to be utilized in the development of specialty CNS products consistent with our New Strategic Focus. As a result, we recorded an impairment charge of $7.5 million to write off the carrying value of the related technology intangible assets.

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

Contract Termination Costs

        In connection with a restructuring of our U.S. commercial operations in May 2005, we vacated a portion of our Bridgewater, New Jersey facility. We recognized a restructuring charge at that time for a gross operating lease obligation related to the vacant space offset by estimated sublease rentals that could be reasonably obtained. Our evaluation of general economic and commercial real estate market conditions indicated that an additional charge of $4.2 million was required in 2008 to reflect lower estimated future sublease rentals, based on the expected time required to locate and contract a suitable sublease and the expected market rates for such a sublease.

Resolution of Legacy Litigation and Regulatory Matters

        During the course of 2008, we resolved six litigation and regulatory proceedings arising from allegations of conduct in the period from 2001 to March 2004, as follows:

USAO Agreement

        On May 16, 2008, we announced that a subsidiary of our Company had reached an agreement with the USAO in respect of criminal allegations related to activities surrounding the 2003 commercial launch of Cardizem® LA. In particular, the allegations relate to prior management's actions in 2002 and 2003 in respect of the Cardizem® LA clinical experience program. Pursuant to the terms of this agreement, Biovail Pharmaceuticals, Inc. (now Biovail Pharmaceuticals LLC) is expected to plead guilty to charges relating to making payments to induce purchasing or ordering of Cardizem® LA in 2003 and is expected to pay an amount of $24.6 million to fully settle this matter, which we accrued in the second quarter of 2008. As part of this agreement, Biovail Corporation and its subsidiaries, other than Biovail Pharmaceuticals LLC, expect to receive full releases for all matters related to the USAO's investigation. This agreement is subject to approval at a Court hearing that is expected to take place in April 2009.

SEC Consent Decree

        On March 24, 2008, we announced that we had reached a settlement with the SEC in respect of an investigation of our Company. The investigation related to specific accounting and financial disclosure practices, as previously disclosed, that occurred between 2001 and 2003 and resulted in a civil complaint filed by the SEC against our Company and certain former officers. On March 24, 2008, we entered into a Consent Decree with the SEC in which we did not admit to the civil charges contained in the complaint and pursuant to which we paid $10.0 million to the SEC to fully settle this matter. As part of this settlement, we also agreed to an examination of our accounting and related functions by an independent consultant.

        This settlement does not include four former officers who were also named in the complaint: Eugene Melnyk (then Chairman and Chief Executive Officer ("CEO")); Brian Crombie (then Chief Financial Officer ("CFO")); Kenneth Howling (then responsible for Corporate Communications, and later CFO until March 24, 2008); and John Miszuk (Vice-President, Controller and Assistant Corporate Secretary until March 24, 2008). To our knowledge, the allegations against these individuals have not yet been resolved. Effective March 24, 2008, Mr. Howling and Mr. Miszuk were reassigned to non-officer positions. As of December 31, 2008, none of the four former officers named in the complaint were employed by our Company.

Ontario Securities Commission Settlement

        On March 24, 2008, the Ontario Securities Commission ("OSC") issued a Notice of Hearing against our Company and each of the four former officers referred to above under "SEC Consent Decree" in respect of substantially the same matters as are described in the SEC complaint. The Notice of Hearing was accompanied by a Statement of Allegations setting out the OSC staff's allegations concerning certain accounting and financial disclosure items dating from 2001 to 2004. On January 9, 2009, we announced that the OSC approved a settlement agreement in respect of its investigation of our Company. Pursuant to the terms of this agreement, we

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

paid the OSC $5.3 million, including costs, to fully settle this matter. This settlement did not include the four former officers who were also named in the Statement of Allegations. Subsequently, however, Messrs. Crombie, Howling and Miszuk each separately entered into settlement agreements with the OSC.

Settlement of U.S. and Canadian Securities Class Actions

        In late 2003 and early 2004, our Company and certain former officers and directors were named as defendants in a number of securities class actions in the U.S. alleging that the defendants made materially false and misleading statements that inflated the price of our stock between February 7, 2003 and March 2, 2004. On December 11, 2007, we announced that our Company and the named individual defendants had entered into an agreement in principle to settle this matter. Pursuant to the terms of the settlement agreement, the total settlement amount payable was $138.0 million, including Court-approved legal fees payable to the plaintiffs' counsel. Upon Court approval of this agreement on August 8, 2008, we paid $83.0 million to fund the settlement amount and our insurance carriers funded the remaining $55.0 million.

        On April 23, 2008, we announced that our Company and the named individual defendants had entered into an agreement to settle the class-action shareholder litigation in a claim brought by the Canadian Commercial Workers Industry Pension Plan. Pursuant to the terms of the settlement agreement, the parties agreed that the sole source of compensation for the plaintiffs in this action was the settlement amount previously agreed to in the settlement of the U.S. securities class actions.

        The foregoing agreements to settle the U.S. and Canadian securities class actions contained no admission of wrongdoing by our Company or any of the named individual defendants, and neither our Company nor any of the named individual defendants acknowledged any liability or wrongdoing by entering into these agreements.

Treppel Matter

        On December 23, 2008, we announced that we reached a settlement to resolve all outstanding litigation involving former Banc of America Securities analyst Jerry Treppel, including all claims asserted against our Company by Mr. Treppel, and all claims by and against each of Mr. Melnyk and Mr. Treppel. The financial terms of this settlement were not material to our results of operations or cash flows.

Disposal of Non-Core Assets

Investments

        We have identified certain non-core assets for divestiture including our equity investments in Depomed, Inc. ("Depomed") and Financière Verdi ("Verdi"). During 2008, we realized a gain of $3.1 million in the aggregate on the sale of 4,234,132 common shares of Depomed for total cash proceeds of $13.2 million. Subject to market conditions, we intend to dispose our remaining 168,376 common shares of Depomed within the next 12 months. At February 25, 2009, our remaining investment in Depomed shares had an estimated fair value of $350,000. In the second quarter of 2008, we sold our entire investment in common shares and convertible debt of Verdi for cash proceeds of $12.2 million, resulting in a gain on disposal of $3.5 million.

Corporate Headquarters

        We have initiated a program to locate a buyer for our corporate headquarters in Mississauga, Ontario (including a parcel of vacant land adjacent to this facility that was classified as held for sale in the third quarter of 2008). Subsequent to any sale transaction, we intend to continue occupying the building under a leaseback arrangement with the buyer. We expect to complete the sale and leaseback of this facility in the first half of 2009.

        Based on a preliminary value estimate for this facility, we expect to recognize a loss on disposal of approximately $7 million. Although that value estimate was an indicator of impairment at December 31, 2008, the expected loss on disposal has not been recognized in our Consolidated Financial Statements. As required by U.S. GAAP, we evaluate our corporate-level assets for impairment on an entity-wide basis, and only recognize an

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

impairment loss on these assets if the carrying amount of all the assets and liabilities of our Company exceed the undiscounted cash flows of our Company as a whole. On that basis, the carrying value of our corporate headquarters was determined to be recoverable at December 31, 2008.

Share Repurchase Program

        In May 2008, we announced a share repurchase program of up to 14,000,000 common shares, representing approximately 9% of our Company's then issued and outstanding common shares. This program will be principally funded by proceeds from the sale of non-core assets. During 2008, we repurchased a total of 2,818,400 common shares under this program, at a weighted-average price of $10.46 per share, for total consideration of $29.8 million. The excess of the cost of the common shares repurchased over their assigned value totaled $3.8 million.

        The share repurchase program will terminate on June 1, 2009, or upon such earlier time that we complete our purchases. The terms of our credit facility require lenders' consent for share repurchases in excess of $50 million in the aggregate per calendar year. To date, we have not requested or obtained such consent from the lenders.

OUTLOOK

        The loss of market exclusivity and generic competition of key products could have a material negative impact on our future results of operations and cash flows. Significant ongoing intellectual property proceedings are as follows:

  •
  Ultram® ER — Par Pharmaceuticals Companies, Inc. ("Par") is seeking FDA approval for 100mg, 200mg and 300mg generic versions of Ultram® ER . Patent infringement trial proceedings are expected to commence in April 2009. We believe a Court ruling of non-infringement in favour of Par could result in the introduction of generic competition to Ultram® ER in the second quarter of 2009, at the earliest, should Par obtain FDA approval of its generic formulation and should it decide to launch at risk pending a possible appeal.

  •
  Cardizem® LA — Andrx Pharmaceuticals, Inc. ("Andrx") (a subsidiary of Watson Pharmaceuticals, Inc. ("Watson")) is seeking FDA approval for all dosage strengths of Cardizem® LA. In December 31, 2007, we reached a settlement agreement with Watson with respect to our patent litigation against Andrx. Under the terms of the settlement agreement, we will receive a royalty based on sales of Watson's generic version of Cardizem® LA . The agreement generally provides that Watson will not commence marketing and sales of its generic product earlier than April 1, 2009. As part of the settlement, we granted Watson an exclusive license to our U.S. patents covering Cardizem® LA for a generic version of Cardizem® LA.

  •
  Cardizem® CD — Sun Pharmaceutical Industries, Ltd., India ("Sun India") is seeking FDA approval for generic versions of Cardizem® CD , including the 360mg dosage strength which currently is not subject to generic competition. There are currently no unexpired patents listed against our 360mg Cardizem® CD product in the FDA's Orange Book database. FDA approval of Sun India's 360mg product could have a material adverse impact on the overall sales of our Cardizem® CD branded product and on the carrying value of the intangible asset associated with the Cardizem® trademark.

        We intend to continue to aggressively defend our intellectual property against infringement.

        We do not currently anticipate any meaningful contribution from our existing product-development pipeline until the 2010-2011 timeframe. Any success in our product-development programs would be reflective of the investments in research and development we make over a number of years. On an ongoing basis, we review and optimize the projects in our development portfolio to reflect changes in the competitive environment and emerging opportunities. Our future level of research and development expenditures will depend on, among other things, the outcome of clinical testing of our products under development, delays or changes in

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

government required testing and approval procedures, technological developments, and strategic marketing decisions.

        As part of our New Strategic Focus on specialty CNS markets, we are targeting an investment of approximately $600 million in research and development from 2008 to 2012. In this regard, business development efforts to in-license or acquire products targeting specialty CNS markets are active with a number of U.S. and international companies. Until we in-license or acquire new specialty CNS products, we expect our research and development expenses to track below historical levels, reflecting reduced project spending and the closure of our research and development facility in Ireland.

        We are currently reviewing our procurement levels and practices and the structure of our support functions to ensure they are appropriately aligned with our Company's size and revenue base. Over the next several quarters, our ongoing and planned efficiency initiatives are expected to result in additional charges to earnings. Cumulatively, these charges, including $72.8 million recorded in 2008, are expected to be in the range of $80 million to $100 million, of which the cash component is expected to be $20 million to $40 million, including $10.2 million incurred through December 31, 2008. We anticipate that these efficiency initiatives, including the closures of our Puerto Rico and Ireland facilities, once fully implemented, will result in annual savings of $30 million to $40 million. We also remain focused on the resolution of our remaining legacy litigation matters.

CHANGES IN BOARD OF DIRECTORS AND SENIOR MANAGEMENT

Board of Directors

        Effective May 1, 2008, our Board of Directors appointed Dr. Douglas Squires as Chairman of the Board of Directors. Dr. Squires was previously our Interim Chairman and CEO.

        At our 2008 annual meeting of shareholders held on August 8, 2008, the following new members were elected to our Board of Directors: Serge Gouin, Chairman of Quebecor Media Inc.; David Laidley, retired partner and former Chairman of Deloitte & Touche Canada; Spencer Lanthier, retired partner and former Chairman and Chief Executive of KPMG Canada; Mark Parrish, President of the International Association of Pharmaceutical Wholesalers and Senior Advisor, Frazer Healthcare Ventures; and Robert Power, former Executive Vice-President of Global Business Operations of Wyeth. In addition, Dr. Laurence Paul, Lloyd Segal, Dr. Squires, Michael Van Every, and William Wells were re-elected to our Board of Directors.

        Following the 2008 annual meeting of shareholders, the independent members of our Board of Directors appointed Mr. Lanthier as Lead Director.

Senior Management

        Effective May 1, 2008, our Board of Directors appointed Mr. Wells to succeed Dr. Squires as our CEO. Mr. Wells joined our Board of Directors in 2005, and had been Lead Director since June 30, 2007. As CEO, Mr. Wells remains on our Board of Directors. Consistent with our historical practice and our Company's corporate, operational and tax structure, Mr. Wells, as our key decision maker, is based in Barbados, where he also serves as President of Biovail Laboratories International SRL, our Company's principal operating subsidiary.

        Effective November 24, 2008, Dr. Christian Fibiger was appointed to the newly created role of Chief Scientific Officer ("CSO"). As CSO, Dr. Fibiger will be based in Barbados and will oversee the development of our product pipeline. In June 2008, we appointed Dr. Robert Butz as Vice-President, Medical and Scientific Affairs, and, in August 2008, Dr. Neil Sussman was appointed Vice-President, Neurologic and Psychiatric Development. Each of these individuals has extensive pharmaceutical industry experience and expertise in the field of CNS disorders.

        Effective September 3, 2008, Margaret Mulligan, FCA, was appointed as our new CFO. Mrs. Mulligan succeeded Adrian de Saldanha, who had served as our Interim CFO since March 24, 2008.

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

MAJOR PRODUCTS

        The following table displays selected information regarding our major brand name products by therapeutic area:

BRAND NAME	INDICATION(S)	MARKET	COMMERCIALIZATION

Specialty CNS

Xenazine®	Huntington's chorea	U.S.	Supply and distribution agreement with Ovation.

Nitoman®	Hyperkinetic movement disorders, including Huntington's chorea	Canada	Effective December 1, 2008, marketed and distributed by our internal sales organization, Biovail Pharmaceuticals Canada ("BPC").

Non-Specialty CNS

Wellbutrin XL®	Depression	U.S.	Supply and distribution agreement with affiliates of GlaxoSmithKline plc ("GSK").

Ativan®	Anxiety	U.S.	Distributed by our subsidiary BTA Pharmaceuticals, Inc. ("BTA").

Aplenzin™	Depression	U.S.	Supply and distribution agreement with sanofi-aventis.

Wellbutrin® XL, SR	Depression	Canada	Marketed and/or distributed by BPC.

Zyban®	Smoking cessation	Canada	Distributed by BPC.

Pain Management

Ultram® ER	Moderate to moderately severe chronic pain	U.S.	Supply and distribution agreement with Ortho-McNeil, Inc. ("OMI"), now known as PriCara (a division of Ortho-McNeil-Janssen Pharmaceuticals, Inc.).

Ralivia™	Moderate to moderately severe chronic pain	Canada	Marketed and distributed by BPC.

Antiviral

Zovirax®	Herpes	U.S.	Distributed by BTA and promoted by Sciele Pharma, Inc. ("Sciele") from December 2006 until October 2008. In January 2009, Publicis Selling Solutions, Inc. ("PSS"), a contract sales organization, assumed promotional marketing responsibility.

Cardiovascular

Cardizem® LA	Hypertension and angina	U.S.	Supply and distribution agreement with Kos Pharmaceuticals, Inc. ("Kos") (a subsidiary of Abbott Laboratories).

Cardizem® CD	Hypertension and angina	U.S.	Distributed by BTA.

Vasotec®, Vaseretic®	Hypertension and congestive heart failure	U.S.	Distributed by BTA.

Tiazac®	Hypertension and angina	U.S.	Supply and distribution agreement with Forest Laboratories, Inc. ("Forest").

Isordil®	Angina	U.S.	Distributed by BTA.

Glumetza®	Type 2 diabetes	U.S.	Supply agreement with Depomed.

Tiazac® XC, Tiazac®	Hypertension and angina	Canada	Marketed and/or distributed by BPC.

Glumetza®	Type 2 diabetes	Canada	Marketed and distributed by BPC.

Cardizem® CD	Hypertension and angina	Canada	Distributed by BPC.

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

        In addition to the brand name products noted above, our product portfolio includes bioequivalent ("Generic") versions of Adalat CC, Cardizem® CD, Procardia XL and Voltaren XR products, which we supply to an affiliate of Teva Pharmaceuticals Industries Ltd. ("Teva") for distribution in the U.S.

SELECTED ANNUAL INFORMATION

        The following table provides selected financial information for each of the last three years:

				Change
	Years Ended December 31			2007 to 2008		2006 to 2007
($ in 000s, except per share data)	2008	2007	2006	$	%	$	%
Revenue	$757,178	$842,818	$1,067,722	(85,640)	(10)	(224,904)	(21)
Income from continuing operations	199,904	195,539	215,474	4,365	2	(19,935)	(9)
Net income	199,904	195,539	211,626	4,365	2	(16,087)	(8)
Basic and diluted earnings per share:
Income from continuing operations	$1.25	$1.22	$1.35	0.03	2	(0.13)	(10)
Net income	$1.25	$1.22	$1.32	0.03	2	(0.10)	(8)

Cash dividends declared per share	$1.50	$1.50	$1.00	—	—	0.50	50

Total assets	$1,623,565	$1,782,115	$2,192,442	(158,550)	(9)	(410,327)	(19)
Long-term obligations	—	—	410,525	—	—	(410,525)	(100)

Impact of Current Market Conditions

        During 2008, weakening general economic and financial market conditions had a negative impact on our results of operations, as reflected in the $4.2 million restructuring charge we recorded to reflect lower expected sublease rentals for our Bridgewater, New Jersey facility, and an $8.6 million other-than-temporary impairment charge in respect of our investment in auction rate securities (as described below under "Liquidity and Capital Resources — Auction Rate Securities"). With these exceptions, however, our results of operations, financial condition, and cash flows were not materially affected by impairment charges, or other transactions or events related to the economic downturn in 2008. In particular, we did not observe a notable change in the demand for our products and services as a result of the deterioration in general economic conditions, nor did the uncertainty in the global credit and capital markets have a notable impact on our liquidity, as we had no need to raise capital due to the sufficiency of our existing cash resources and continuing cash flows to fund our current operations and growth objectives in 2008.

Results of Operations

        Total revenue declined $85.6 million, or 10%, to $757.2 million in 2008, compared with $842.8 million in 2007. A significant factor in this decline was lower revenue from Wellbutrin XL® as a result of the launch of a generic version of the 150mg product on May 30, 2008, which followed the earlier genericization of the 300mg dosage strength in December 2006. This decline also reflected a reduction in Cardizem® LA product sales, due to lower prescription volumes in 2008, and higher shipments of 120mg and 180mg dosage strengths in the first quarter of 2007 to address a backorder that existed at the end of 2006. Those factors were partially offset by the impact of higher pricing of our off-patent branded pharmaceutical ("Legacy") products, which more than offset declining prescription volumes for these products.

        Total revenue declined $224.9 million, or 21%, to $842.8 million in 2007, compared with $1,067.7 million in 2006. This decline was due mainly to the impact of generic competition on sales of 300mg Wellbutrin XL® product, as well as the impact of the tiered supply price for Wellbutrin XL® sales to GSK. In addition, this decline reflected lower revenue from Generic product sales, due mainly to lower prescription volumes and pricing on certain of these products. Those factors were partially offset by higher revenue from Ultram® ER , Zovirax® and Cardizem® LA product sales, reflecting price increases and/or higher prescription volumes. In

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

addition, product sales were negatively impacted in 2006 by certain manufacturing issues we experienced related primarily to the production of lower dosage 120mg and 180mg Cardizem® LA products. We resumed full production of Cardizem® LA in early 2007.

        Changes in foreign currency exchange rates had a negligible overall effect on total revenue in 2008 relative to 2007; however, exchange rate changes increased total revenue by approximately $5.1 million, or 0.6%, in 2007, compared with 2006, due to a strengthening of the Canadian dollar relative to the U.S. dollar in 2007. A stronger Canadian dollar, while favourable on revenue, has an adverse impact on our operating expenses. Where possible, we manage our exposure to foreign currency exchange rate changes through operational means, mainly by matching our cash flow exposures in foreign currencies. As a result, the positive impact of a stronger Canadian dollar on revenue generated in Canadian dollars, but reported in U.S. dollars, is largely counteracted by an opposing effect on operating expenses incurred in Canadian dollars. As our Canadian dollar-denominated expenses exceeded our Canadian dollar-denominated revenue base, the appreciation of the Canadian dollar in 2007 had the overall effect of reducing our net income as reported in U.S. dollars.

        Net income increased $4.4 million, or 2%, to $199.9 million (basic and diluted EPS of $1.25) in 2008, compared with $195.5 million (basic and diluted EPS of $1.22) in 2007, and net income in 2007 declined $16.1 million, or 8%, compared with $211.6 million (basic and diluted EPS of $1.32) in 2006.

        The following table displays specific items that impacted net income in the last three years, and the impact of these items (individually and in the aggregate) on basic and diluted EPS. EPS figures may not add due to rounding.

	2008		2007		2006
($ in 000s, except per share data; Income (Expense))	Amount	EPS Impact	Amount	EPS Impact	Amount	EPS Impact
Deferred income tax benefit(1)	$90,000	$0.56	$—	$—	$—	$—
Restructuring costs	(70,202)	$(0.44)	(668)	$—	(15,126)	$(0.09)
Legal settlements, net of insurance recoveries	(32,565)	$(0.20)	(95,114)	$(0.59)	(14,400)	$(0.09)
Loss on impairment of investments	(9,869)	$(0.06)	(8,949)	$(0.06)	—	$—
Management succession costs(2)	(7,414)	$(0.05)	—	$—	—	$—
Gain on disposal of investments	6,534	$0.04	24,356	$0.15	—	$—
Proxy contest costs(2)	(6,192)	$(0.04)	—	$—	—	$—
Equity loss	(1,195)	$(0.01)	(2,528)	$(0.02)	(529)	$—
Loss on early extinguishment of debt	—	$—	(12,463)	$(0.08)	—	$—
Intangible asset impairments, net of gain on disposal	—	$—	(9,910)	$(0.06)	(143,000)	$(0.89)
Contract costs (recovery)	—	$—	1,735	$0.01	(54,800)	$(0.34)
Asset impairments of discontinued operation(3)	—	$—	—	$—	(1,084)	$(0.01)

Total	$(30,903)	$(0.19)	$(103,541)	$(0.64)	$(228,939)	$(1.43)

(1)
Included in provision for (recovery of) income taxes in the 2008 consolidated statement of income.

(2)
Included in selling, general and administrative expenses in the 2008 consolidated statement of income.

(3)
Included in loss from discontinued operation in the 2006 consolidated statement of income.

Cash Dividends

        Our current dividend policy contemplates the payment of a quarterly dividend of $0.375 per share, subject to our financial condition and operating results, and the discretion of our Board of Directors. This policy is reviewed by our Board of Directors from time to time with regard to our capital requirements, and strategic and business development considerations.

        Cash dividends declared per share were $1.50, $1.50 and $1.00 in 2008, 2007 and 2006, respectively. On February 26, 2009, our Board of Directors declared a quarterly cash dividend of $0.375 per share, payable on April 6, 2009. Upon payment of this dividend, we will have distributed $4.875 per share to our shareholders since implementing our dividend program in December 2005.

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

Financial Condition

        At December 31, 2008 and 2007, we had cash and cash equivalents of $317.5 million and $433.6 million, respectively, and there were no borrowings outstanding under our $250 million credit facility, or other outstanding long-term debt. Operating cash flows are a significant source of liquidity. We utilized those cash flows, and a portion of our existing cash resources, to fund the following amounts paid during 2008:

  •
  $101.9 million related to the acquisition of Prestwick;

  •
  $83.0 million to fund the settlement of the U.S. and Canadian securities class actions;

  •
  $45.1 million to GSK in settlement of the accrued contract costs associated with the introduction of generic competition to Wellbutrin XL® (as described below under "Results of Operations — Contract Costs (Recovery)"); and

  •
  $10.0 million to settle the SEC investigation.

        At December 31, 2008, we had dividends payable of $59.3 million in respect of our third quarter 2008 results, which were paid on January 5, 2009. In 2007, the comparable third quarter dividend was paid on November 30, 2007. In addition, at December 31, 2008, we accrued $24.6 million in respect of the agreement in principle to settle the USAO investigation, which has not been paid pending the final Court approval of the settlement agreement, and $5.3 million in respect of the settlement of the OSC investigation, which was paid in January 2009.

RESULTS OF OPERATIONS

        We operate our business on the basis of a single reportable segment — pharmaceutical products. This basis reflects how management reviews the business, makes investing and resource allocation decisions, and assesses operating performance.

Revenue

        Our revenue is derived primarily from the following sources:

  •
  sales of pharmaceutical products developed and manufactured by us, as well as sales of proprietary and in-licensed products;

  •
  pharmaceutical clinical research and laboratory testing services, and product development activities in collaboration with third parties; and

  •
  royalties from the sale of products we developed or acquired, and the co-promotion of pharmaceutical products owned by other companies.

        The following table displays the dollar amount of each source of revenue for each of the last three years; the percentage of each source of revenue, compared with total revenue in the respective year; and the percentage changes in the dollar amount of each source of revenue. Percentages may not add due to rounding.

	Years Ended December 31						Change
	2008		2007		2006		2007 to 2008		2006 to 2007
($ in 000s)	$	%	$	%	$	%	$	%	$	%
Product sales	714,548	94	801,046	95	1,021,278	96	(86,498)	(11)	(220,232)	(22)
Research and development	24,356	3	23,828	3	21,593	2	528	2	2,235	10
Royalty and other	18,274	2	17,944	2	24,851	2	330	2	(6,907)	(28)

Total revenue	757,178	100	842,818	100	1,067,722	100	(85,640)	(10)	(224,904)	(21)

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

Product Sales

        The following table displays product sales by internal reporting category for each of the last three years; the percentage of each category compared with total product sales in the respective year; and the percentage changes in the dollar amount of each category. Percentages may not add due to rounding.

	Years Ended December 31						Change
	2008		2007		2006		2007 to 2008		2006 to 2007
($ in 000s)	$	%	$	%	$	%	$	%	$	%
Wellbutrin XL®	120,745	17	212,325	27	450,329	44	(91,580)	(43)	(238,004)	(53)
Ultram® ER	81,875	11	86,714	11	53,724	5	(4,839)	(6)	32,990	61
Xenazine®/Nitoman®(1)	3,736	1	—	—	—	—	3,736	NM	—	—
Zovirax®	150,613	21	147,120	18	112,388	11	3,493	2	34,732	31
BPC(2)	70,580	10	61,889	8	68,723	7	8,691	14	(6,834)	(10)
Cardizem® LA	48,002	7	69,300	9	56,509	6	(21,298)	(31)	12,791	23
Legacy	154,206	22	136,855	17	139,853	14	17,351	13	(2,998)	(2)
Generic	83,246	12	86,843	11	141,075	14	(3,597)	(4)	(54,232)	(38)
Glumetza® (U.S.)	1,545	—	—	—	—	—	1,545	NM	—	—
Teveten	—	—	—	—	(1,323)	—	—	—	1,323	NM

Total product sales	714,548	100	801,046	100	1,021,278	100	(86,498)	(11)	(220,232)	(22)

NM — Not meaningful

(1)
Includes Nitoman® sales made prior to December 1, 2008.

(2)
Effective December 1, 2008, BPC assumed the marketing and distribution of Nitoman®.

Wellbutrin XL®

        Wellbutrin XL® product sales declined $91.6 million, or 43%, to $120.7 million in 2008, compared with $212.3 million in 2007, reflecting that the positive effect on our supply prices of price increases implemented by GSK during 2008, was more than offset by the impact on volumes resulting from the introduction of generic competition to the 150mg product in May 2008, as well as the continuing sales erosion of the 300mg product following the genericization of that dosage strength in December 2006. In addition, our supply price for Wellbutrin XL® is based on an increasing tiered percentage of GSK's net selling price. The supply price is reset to the lowest tier at the start of each calendar year. As a result of the introduction of generic competition to the 150mg product, GSK total sales of Wellbutrin XL® did not meet the sales-dollar threshold to increase our supply price above the first tier in 2008, which accounted for approximately 4% of the year-over-year decline. We do not anticipate that GSK's net sales of Wellbutrin XL® will meet the sales dollar-threshold to increase our supply price above the first tier in 2009, or beyond.

        The $238.0 million, or 53%, decline in Wellbutrin XL® product sales to $212.3 million in 2007, compared with $450.3 million in 2006, reflected the impact that the introduction of generic competition to the 300mg product had on volumes, as well as on the tiered supply price for Wellbutrin XL®. Due to the impact of generic competition, GSK's net sales of Wellbutrin XL® in 2007 only met the sales-dollar threshold to increase our supply price from the first to second tier in the fourth quarter, while in the second and third quarters of 2006, GSK's net sales exceeded the thresholds to achieve the second and third tier supply prices, respectively. As a result, approximately 40% of the decline in Wellbutrin XL® product sales in 2007 was attributable to the impact of tier pricing, with the balance of the decline due mainly to lower volumes of 300mg product sold to GSK. Those factors were partially offset by: the positive effect on our supply price of a reduction in GSK's 2006 year-end provision for 300mg product returns, due to slower than anticipated generic erosion; the positive effect on our supply price of price increases implemented by GSK during 2007 and 2006; and the inclusion of Wellbutrin XR® sold to GSK for the European market.

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

Ultram® ER

        Ultram® ER product sales declined $4.8 million, or 6%, to $81.9 million in 2008, compared with $86.7 million in 2007, reflecting a provision of $6.5 million (exclusive of $600,000 of inventory write-offs and $1.0 million of administrative expenses) related to a voluntary recall of certain lots of Ultram® ER 100mg tablets from wholesalers and pharmacies initiated in the fourth quarter of 2008, due to a manufacturing issue not related to patient safety. The recall included affected product still at PriCara. We expect to address any resulting shortfall in our supply of 100mg product to PriCara in the first half of 2009. Ultram® ER product sales were also impacted in 2008 by lower sales of sample supplies to PriCara. Those factors were partially offset by the positive effect on our supply price of price increases implemented by PriCara during 2008 and a change in prescription mix from the 100mg product to the higher 200mg and 300mg dosage strengths. Effective January 1, 2009, our contractual supply price to PriCara (which is determined based on a percentage PriCara's net selling price for Ultram® ER) declined by 2.5 percentage points.

        In 2007, Ultram® ER product sales increased $33.0 million, or 61%, to $86.7 million, compared with $53.7 million in 2006, due to higher prescription volumes, as well as a contractual increase in our supply price to PriCara effective January 1, 2007, and the positive effect on our supply price of a price increase implemented by PriCara during 2007. Those factors were partially offset by a reduction in inventory levels of Ultram® ER owned by PriCara over the course of 2007.

Xenazine®/Nitoman®

        We recognized $2.6 million of revenue from Xenazine® products sales in the U.S. following the launch of this product by Ovation on November 24, 2008. Sales of Nitoman® in Canada made prior to December 1, 2008 amounted to $1.1 million. Nitoman® sales were $426,000 in December 2008, which are included in BPC product sales described below.

Zovirax®

        Zovirax® product sales increased $3.5 million, or 2%, to $150.6 million in 2008, compared with $147.1 million in 2007, and increased $34.7 million, or 31%, in 2007, compared with $112.4 million in 2006, reflecting price increases we implemented for these products during each of those years. These price increases more than offset modest declines in prescription volumes in 2008 and 2007, compared with the immediately preceding years.

        In December 2006, we entered into a five-year exclusive promotional services agreement with Sciele, whereby we were to pay Sciele an annual fee to provide detailing and sampling support for Zovirax® products to U.S. physicians. In October 2008, we terminated our agreement with Sciele as a result of Sciele's merger with Shionogi & Co., Ltd. Commencing in January 2009, we engaged PSS to continue the promotion of Zovirax®. By switching to a contract sales organization, we will retain a greater share of Zovirax®'s economics, as we do not have a revenue-sharing provision in our agreement with PSS.

BPC

        Sales of BPC products increased $8.7 million, or 14%, to $70.6 million in 2008, compared with $61.9 million in 2007, and declined $6.8 million, or 10%, in 2007, compared with $68.7 million in 2006. Changes in exchange rates between the Canadian dollar and the U.S. dollar in 2008 had a negligible overall effect on BPC's Canadian dollar-denominated revenue as reported in U.S. dollars; however, excluding the positive effect of the strengthening of the Canadian dollar relative to the U.S. dollar in 2007, BPC product sales declined 15% in 2007, compared with 2006.

        The increase in BPC product sales in 2008, compared with 2007, was primarily due to higher sales of our promoted Wellbutrin® XL, Tiazac® XC, Ralivia™ and Glumetza® products, which more than offset lower sales, resulting from generic competition, of our Tiazac® and Wellbutrin® SR products. On the other hand, the decline in BPC product sales in 2007, compared with 2006, reflected that lower sales of our genericized Tiazac® and

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

Wellbutrin® SR products more than offset year-over-year increases in sales of our promoted Tiazac® XC and Wellbutrin® XL products.

Cardizem® LA

        Cardizem® LA product sales include the amortization of deferred revenue associated with the cash consideration received from the sale to Kos of the distribution rights to Cardizem® LA in May 2005, which is being amortized over seven years on a straight-line basis. This amortization amounted to $15.1 million in each of the last three years.

        Revenue from sales of Cardizem® LA declined $21.3 million, or 31%, to $48.0 million in 2008, compared with $69.3 million in 2007, reflecting lower prescription volumes in 2008, and higher shipments of 120mg and 180mg Cardizem® LA products to Kos in the first quarter of 2007 made to address the backorder for those strengths that existed at the end of 2006. Those factors were partially offset by the positive effect on our supply price of price increases implemented by Kos during 2008.

        Cardizem® LA product sales increased $12.8 million, or 23%, to $69.3 million in 2007, compared with $56.5 million in 2006. The increase in Cardizem® LA product sales reflected the positive effect on our supply price of price increases implemented by Kos during 2007, which more than offset a decline in prescription volumes. In addition, certain manufacturing issues related primarily to the production of 120mg and 180mg dosage strengths negatively impacted sales in 2006.

Legacy

        Our Legacy products include Ativan®, Cardizem® CD, Vasotec®, Vaseretic®, Tiazac®, and Isordil® which are sold primarily in the U.S. Although we do not actively promote these products as they have been genericized, our Legacy products continue to benefit from high brand awareness and physician and patient loyalty.

        Sales of Legacy products increased $17.4 million, or 13%, to $154.2 million in 2008, compared with $136.9 million in 2007, reflecting the price increases implemented for these products (excluding Tiazac®) during 2008, which more than offset year-over-year declines in prescription volumes. Legacy product sales declined $3.0 million, or 2%, to $136.9 million in 2007, compared with $139.9 million in 2006, reflecting lower pricing and/or prescription volumes for branded and generic Tiazac®, as a result of the introduction of an additional generic competitor in November 2006.

Generic

        Sales of Generic products declined $3.6 million, or 4%, to $83.2 million in 2008, compared with $86.8 million in 2007, and declined $54.2 million, or 38%, in 2007, compared with $141.1 million in 2006, primarily due to lower prescription volumes and pricing for these products because of increased competition and changes in Teva's customer base, as well as shelf-stock adjustments granted by Teva to its customers. In 2008, those factors were partially offset by the benefit of a $4.5 million adjustment made by Teva in the third quarter to reduce its chargeback provision related to past sales of our Generic products.

Glumetza® (U.S.)

        We recognized $1.5 million of revenue in 2008 related to our initial supply of 1000mg Glumetza® product and samples to Depomed for the U.S. market.

Research and Development Revenue

        Research and development revenue from clinical research and laboratory testing services provided to external customers by our contract research division increased $739,000, or 3%, to $22.6 million in 2008, compared with $21.9 million in 2007, and increased $295,000, or 1%, in 2007, compared with $21.6 million in

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

2006. Other product development activities conducted on behalf of third parties generated revenue of $1.7 million and $1.9 million in 2008 and 2007, respectively.

Royalty and Other Revenue

        Royalties from third parties on sales of products we developed or acquired and other revenue increased $330,000, or 2%, to $18.3 million in 2008, compared with $17.9 million in 2007, and declined $6.9 million, or 28%, in 2007, compared with $24.9 million in 2006. In December 2006, we ended our co-promotion of Ultram® ER and AstraZeneca Pharmaceuticals LP's Zoladex® 3.6mg product in the U.S., and, as a result, we did not earn any revenue from co-promoting these products in 2007 or 2008.

Operating Expenses

        The following table displays the dollar amount of each operating expense category for each of the last three years; the percentage of each category compared with total revenue in the respective year; and the percentage changes in the dollar amount of each category. Percentages may not add due to rounding.

	Years Ended December 31						Change
	2008		2007		2006		2007 to 2008		2006 to 2007
($ in 000s)	$	%	$	%	$	%	$	%	$	%
Cost of goods sold	197,167	26	223,680	27	211,152	20	(26,513)	(12)	12,528	6
Gross margin	72%		72%		79%
Research and development	92,844	12	118,117	14	95,479	9	(25,273)	(21)	22,638	24
Selling, general and administrative	188,922	25	161,001	19	238,441	22	27,921	17	(77,440)	(32)
Amortization of intangible assets	51,369	7	48,049	6	56,457	5	3,320	7	(8,408)	(15)
Restructuring costs	70,202	9	668	—	15,126	1	69,534	NM	(14,458)	(96)
Legal settlements, net of insurance recoveries	32,565	4	95,114	11	14,400	1	(62,549)	(66)	80,714	561
Intangible asset impairments, net of gain on disposal	—	—	9,910	1	143,000	13	(9,910)	(100)	(133,090)	(93)
Contract costs (recovery)	—	—	(1,735)	—	54,800	5	1,735	(100)	(56,535)	(103)

Total operating expenses	633,069	84	654,804	78	828,855	78	(21,735)	(3)	(174,051)	(21)

NM — Not meaningful

Cost of Goods Sold and Gross Margins

        Cost of goods sold includes: manufacturing, packaging, shipping and handling costs for products we produce; the cost of products we purchase from third parties; royalty payments we make to third parties; and lower of cost or market adjustments to inventories.

        Gross margins based on product sales were 72%, 72% and 79% in 2008, 2007 and 2006, respectively. The following factors had an unfavourable impact on gross margins in 2008, compared with 2007:

  •
  a lower absorption of overhead costs due mainly to excess manufacturing capacity associated with decreased production volumes for Wellbutrin XL®, Cardizem® LA and Generic products;

  •
  the reduced contribution from higher margin 150mg Wellbutrin XL® product sales as a result of the introduction of generic competition, and the inclusion of lower margin Xenazine® and Nitoman® product sales;

  •
  the provision for returns of recalled Ultram® ER 100mg tablets, and a write-off to cost of goods sold of $600,000 of affected Ultram® ER product remaining in our inventory;

  •
  an increase in amortization expense of $6.4 million in 2008, compared with 2007, related to the $40.7 million deferred charge for payments we made to GSK in consideration for reduced supply prices for Zovirax® products; and

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

  •
  the inclusion of $2.4 million of costs associated with the transfer of certain manufacturing and packaging processes from our Puerto Rico facilities to our Steinbach, Manitoba facility in connection with our New Strategic Focus, partially reduced by lower depreciation expense as a result of the write-down of the manufacturing plants and equipment located in Puerto Rico.

        Those factors were partially offset by:

  •
  the positive impact of price increases we implemented for Zovirax® and certain Legacy products during 2008, and the positive effect on our supply prices for Wellbutrin XL®, Ultram® ER and Cardizem® LA of the price increases implemented by our strategic marketing partners during 2008;

  •
  the inclusion of the $4.5 million chargeback adjustment from Teva in the third quarter of 2008; and

  •
  lower charges for obsolescence related to inventories of certain of our products that were in excess of anticipated demand, and a recovery from PriCara in 2008 of $1.0 million related to the cost of Ultram® oral disintegrating tablet ("ODT") inventory that had been previously written-off.

        The following factors had an unfavourable impact on gross margins in 2007, compared with 2006:

  •
  lower volumes of higher margin 300mg Wellbutrin XL® product sold to GSK, net of the reduction in GSK's provision for 300mg product returns;

  •
  lower supply prices for 150mg and 300mg Wellbutrin XL® product sold to GSK, as a result of not achieving the third tier supply price in 2007, and the later achievement of the second tier supply price in 2007 as compared to 2006;

  •
  the negative impact of lower pricing on Generic product sales;

  •
  the inclusion of amortization expense of $9.1 million related to the Zovirax® deferred charge;

  •
  the inclusion of $7.9 million for our one-third share of a royalty expense on sales of 150mg Wellbutrin XL® product following the settlement in February 2007 of a patent-infringement suit between GSK and Andrx;

  •
  lower absorption of overhead costs due to decreased Wellbutrin XL® production volumes;

  •
  increases in obsolescence reserves for excess inventory; and

  •
  the unfavourable impact of foreign currency exchange rate changes on Canadian dollar-denominated manufacturing expenses.

        Those factors were partially offset by:

  •
  the positive impact of price increases we implemented for Zovirax® and certain Legacy products during 2007, and the positive effect on our supply prices for Wellbutrin XL®, Ultram® ER and Cardizem® LA of the price increases implemented by our strategic marketing partners during 2007, together with the contractual increase in our supply price for Ultram® ER; and

  •
  lower levels of rejected lots of Ultram® ER and Cardizem® LA in 2007, as a result of the resolution of manufacturing issues we experienced related to these products in 2006.

Research and Development Expenses

        Expenses related to internal research and development programs include: employee compensation costs; overhead and occupancy costs; clinical trial costs; clinical manufacturing and scale-up costs; and other third-party development costs. Research and development expenses also include costs associated with providing contract research services to external customers.

        In the second half of 2008, following the announcement of our New Strategic Focus, we conducted a review of the projects in our development portfolio in order to identify existing programs that were consistent with our New Strategic Focus on specialty CNS products, or which represented traditional reformulation opportunities

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

that met our financial and commercialization criteria. Our pipeline included a number of products that fit into the latter category, including BVF-045 and BVF-324, as well as our ANDA programs. However, as a consequence of our review, we terminated the BVF-239 program for the treatment of a cardiovascular disease.

        In addition to BVF 239, we have also decided to discontinue the development of BVF-012, an enhanced absorption formulation of venlafaxine, following a reassessment of the product's commercial potential.

        Our remaining pipeline products are in various stages of development, with the most advanced being the ANDA programs BVF-065, BVF-203 and BVF-058, which are currently being reviewed by the FDA. We are pursuing a development partner to share the risks and costs associated with the clinical development of BVF-045, and we currently anticipate initiating Phase III studies for BVF-324 in Europe in mid-2009.

        The following table displays the dollar amount of each research and development expense category for each of the last three years; the percentage of each category compared with total revenue in the respective year; and the percentage changes in the dollar amount of each category. Percentages may not add due to rounding.

	Years Ended December 31						Change
	2008		2007		2006		2007 to 2008		2006 to 2007
($ in 000s)	$	%	$	%	$	%	$	%	$	%
Internal research and development programs	69,811	9	100,610	12	77,795	7	(30,799)	(31)	22,815	29
Contract research services provided to external customers	23,033	3	17,507	2	17,684	2	5,526	32	(177)	(1)

Total research and development expenses	92,844	12	118,117	14	95,479	9	(25,273)	(21)	22,638	24

        Internal research and development expenses declined $30.8 million, or 31%, to $69.8 million in 2008, compared with $100.6 million in 2007, reflecting the closure of our facility in Ireland and reduced direct project spending as we sought to optimize the projects in our development portfolio. These declines also reflected the cost of clinical trial and scale-up activities conducted in 2007 related to Aplenzin™ and Phase III safety studies conducted in connection with the BVF-146 program (as described below). Internal research and development program expenses increased $22.8 million, or 29%, to $100.6 million in 2007, compared with $77.8 million in 2006, primarily due to the costs of clinical and scale-up activities for Aplenzin™ and BVF-146.

        The BVF-146 program was terminated in March 2008 following a reassessment of the commercial opportunity for a once-daily combination product consisting of tramadol and a non-steroidal anti-inflammatory drug. In the first quarter of 2008, we accrued $7.9 million for the estimated contractual obligations to wind down and close out a long-term safety study that was underway for BVF-146. These obligations primarily consisted of fees and other costs that we are contractually obligated to pay to the contract research organization and investigators conducting this study. The anticipated findings from this study were determined to have no alternative future use in other identifiable projects. At December 31, 2008, $2.1 million remained accrued related to the settlement of the remaining obligations.

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

        Costs associated with providing contract research services to external customers increased $5.5 million, or 32%, to $23.0 million in 2008, compared with $17.5 million in 2007, reflecting higher unabsorbed overhead costs and $1.2 million of employee severance payments at our contract research division due to the decline in activity related to internal product-development programs. The cost of providing contract research services was relatively unchanged in 2007, compared with 2006.

Selling, General and Administrative Expenses

        Selling, general and administrative expenses include: employee compensation costs associated with sales and marketing, finance, legal, information technology, human resources, and other administrative functions; outside legal fees; product promotion expenses; overhead and occupancy costs; and other general and administrative costs.

        Selling, general and administrative expenses increased $27.9 million, or 17%, to $188.9 million in 2008, compared with $161.0 million in 2007, and declined $77.4 million, or 32%, in 2007, compared with $238.4 million in 2006.

        The increase in selling, general and administrative expense in 2008, compared with 2007, was primarily due to:

  •
  a decrease in insurance recoveries related to legal costs of $20.5 million in 2008, as we have exhausted our director and officer liability insurance for claims related to the legacy litigation and regulatory matters in respect of our 2002 to 2004 policy period;

  •
  the inclusion of management succession costs of $7.4 million and proxy contest costs of $6.2 million in 2008 (as described below);

  •
  the inclusion of consulting costs of $4.1 million in 2008 related to the development and implementation of our New Strategic Focus;

  •
  an increase in promotional spending related to the launch of Ralivia™ in Canada of $3.6 million in 2008;

  •
  an increase in compensation expense related to deferred share units ("DSUs") granted to directors of $1.5 million, as the cost of the annual grant of DSUs in 2007 was more than offset by a decline in the fair value of outstanding DSUs, due to a decline in the underlying trading price of our common shares; and

  •
  the inclusion of $1.0 million of third-party administrative costs associated with the recall of Ultram® ER 100mg tablets.

        Those factors were partially offset by:

  •
  a decrease in legal fees of $18.9 million in 2008, as a result of the recent settlement of certain legacy litigation and regulatory matters, partially offset by higher indemnification payments (as described below).

        The decline in selling, general and administrative expenses in 2007, compared with 2006, was primarily due to:

  •
  cost savings in 2007 associated with a headcount reduction in our U.S. operations, as a result of the elimination of our U.S. specialty sales force in December 2006, and a discontinuance of spending on sales and marketing activities to support Zovirax®, partially offset by compensation of $17.2 million paid to Sciele for its promotional services (as described below under "Restructuring Costs");

  •
  a decrease in legal costs of $19.0 million, net of insurance recoveries, related to ongoing litigation and regulatory matters (as described below);

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

  •
  lower expenses related to Sarbanes-Oxley Act of 2002 compliance, and corporate governance and strategic planning initiatives completed in 2006;

  •
  lower stock-based compensation expense due to a reduction in the overall number of stock options granted to employees in 2007, together with a lower estimated grant-date fair value for these options, as well as a recovery of compensation expense related to DSUs in 2007, as a result of the decline in the underlying trading price of our common shares; and

  •
  overall cost containment initiatives.

        Those factors were partially offset by:

  •
  the unfavourable impact of foreign currency exchange rate changes on Canadian dollar-denominated selling, general and administrative expenses.

        The management succession costs described above were associated with the contractual obligations related to Dr. Squires ceasing to serve as our CEO and the ensuing appointment of Mr. Wells to that role, as well as previously unrecognized compensation expense in the amount of $2.1 million, recognized upon the cancellation in May 2008 of certain stock options and Restricted Share Units ("RSUs") previously granted to Dr. Squires. In addition, in the fourth quarter of 2008, these succession costs included contractual severance benefits payable to Mr. Howling and Mr. Miszuk upon their departure from our Company.

        The proxy contest costs described above were incurred in connection with the contested election of our nominees to the Board of Directors at our 2008 annual meeting of shareholders.

        Legal costs amounted to $41.3 million, $39.6 million and $58.6 million in 2008, 2007 and 2006, respectively. Legal costs in 2007 were reported net of insurance recoveries of $20.5 million. Legal costs included amounts related to matters we do not consider to be in the ordinary course of business, such as the S.A.C. complaint, governmental and regulatory inquiries, securities class actions, and defamation claims (as described in note 28 to our Consolidated Financial Statements). As a result of the settlements and agreements in principle to resolve most of these matters (as described above under "Recent Developments — Resolution of Legacy Litigation and Regulatory Matters"), we do not expect to incur additional significant legal costs related to these matters. However, we may continue to incur considerable legal costs related to new litigation proceedings and to the remaining unresolved legacy matters (including our indemnification obligations to certain former officers and directors in respect of certain of these legacy proceedings) for an indefinite period, as we cannot predict the outcome or timing of when each of these matters may be resolved.

Amortization of Intangible Assets

        Amortization expense increased $3.3 million, or 7%, to $51.4 million in 2008, compared with $48.0 million in 2007, due to the inclusion of amortization of the Prestwick identifiable intangible assets. The decline in amortization expense of $8.4 million, or 15%, to $48.0 million in 2007, compared with $56.5 million in 2006, reflected reduced amortization related to Vasotec®, Vaseretic® and Glumetza® intangible assets following the write-down of these assets in 2006 (as described below under "Impairment of Intangible Assets, Net").

Restructuring Costs

        In 2008, we incurred a restructuring charge of $70.2 million, as described above under "Recent Developments — Restructuring".

        In 2007, we incurred restructuring costs of $668,000 associated with the December 2006 restructuring described below. This charge related primarily to employee retention bonuses and additional contract termination costs, which were partially offset by higher than anticipated proceeds from the sale of leased vehicles at auction, and a change in the estimated future sublease rentals that could be obtained for the vacated portion of our Bridgewater, New Jersey facility.

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

        In December 2006, we eliminated our remaining U.S. specialty sales force and implemented other measures to reduce the operating and infrastructure costs of our U.S. operations, including the abandonment of large-scale manufacturing at our Chantilly, Virginia facility. We reduced our sales force and related functions by 115 positions, and administrative and other functions by 73 positions. These measures were considered necessary to address a lack of product-acquisition, or co-promotion opportunities, available to us on reasonable terms, to fully utilize our sales force. In 2006, we incurred a related restructuring charge $15.1 million consisting primarily of employee termination benefits, asset impairments, contract termination costs, and professional fees.

        As a result of the December 2006 restructuring, we no longer maintained a direct commercial presence in the U.S, and, consequently, we had engaged Sciele to promote Zovirax® to U.S. physicians. The cost savings associated with the elimination of our sales and marketing activities to support Zovirax® (net of the compensation paid to Sciele), and the reduction in headcount in our U.S. operations had a positive impact on our results of operations and cash flows in each of 2008 and 2007, relative to 2006.

Legal Settlements, Net

        In 2008, we recorded a charge of $32.6 million for legal settlements, which included $24.6 million related to the agreement in principle to settle with the USAO and $5.3 million related to the settlement of the OSC investigation, and, in 2007, we recorded a net charge of $95.1 million for legal settlements, of which $83.1 million (net of expected insurance recoveries) related to the settlement of the U.S. and Canadian securities class actions, and $10.0 million related to the settlement of the SEC investigation (as described above under "Recent Developments — Resolution of Legacy Litigation and Regulatory Matters").

        In 2006, we recorded a charge of $14.4 million for legal settlements, which included $11.7 million related to our one-third share of a settlement reached by GSK with Andrx related to a patent infringement suit by Andrx in respect of its U.S. patent purportedly covering 150mg Wellbutrin XL® product. We also agreed to pay one-third of the ongoing royalties on sales of 150mg Wellbutrin XL® product, which are recorded in cost of goods sold.

Intangible Asset Impairments, Net

        We perform an evaluation of intangible assets for impairment at least annually, or whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. Impairment exists when the carrying amount of an asset is not recoverable based on related undiscounted future cash flows, and its carrying amount exceeds its estimated fair value based on related discounted future cash flows.

        In 2008, we recorded an impairment charge of $7.5 million related to the write-off of the carrying value of our technology intangible assets (as described above under "Recent Developments — Restructuring"), which is included in restructuring costs in our 2008 consolidated statement of income.

        In 2007, during our annual evaluation of intangible assets for impairment, we identified certain product rights and technology intangible assets that were not recoverable due to the absence of any material future cash flows. We determined that the extent to which these assets were anticipated to be used in the foreseeable future had been adversely affected due to changes in market conditions and/or technological advances. The assets identified as impaired included the product rights associated with Zolpidem ODT and Ultram® ODT due to the following events or changes in circumstances:

  •
  In December 2007, we decided not to market Zolpidem ODT for the treatment of insomnia following a negative assessment of its commercial potential due to the genericization of the brand name drug (Ambien) in April 2007.

  •
  Also in December 2007, OMI notified us of its decision to terminate the Ultram® ODT supply agreement based on market considerations.

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

        As a result, we recorded an impairment charge of $9.9 million in 2007 to write down the carrying value of the Zolpidem ODT and Ultram® ODT product rights, as well as to write down the other identified product rights and technology intangible assets.

        In 2006, we recorded an impairment charge of $147.0 million as a result of the following events or changes in circumstances:

  •
  In September 2006, we were informed by Kos that it had decided to discontinue its involvement with Vasocard™. We had been developing Vasocard™ as a line extension to our Vasotec® and Vaseretic® product lines. We determined that without Kos's continued involvement, Vasocard™ had limited commercial potential, and, as a result, we suspended its development. Our evaluation of the estimated future cash flows associated solely with the existing Vasotec® and Vaseretic® product lines resulted in an impairment charge of $132.0 million to the related trademarks and product rights.

  •
  In October 2006, Depomed was granted a Canadian patent pertaining to Glumetza®. As a result, the prices we set for Glumetza® are subject to regulation by the Patented Medicine Prices Review Board ("PMPRB") in Canada. Since its launch in the Canadian market in November 2005, the sales performance (in terms of prescription volumes) of Glumetza® had been less than originally anticipated due to the competitive pricing and existing formulary listing of immediate-release generic formulations of metformin (the active drug compound in Glumetza®). We revised our sales forecast for Glumetza® to reflect both the possible future pricing concessions that may be required by the PMPRB and the underlying prescription trend since the launch of this product. On the basis of that forecast, our evaluation of the estimated future cash flows associated with the Glumetza® product line resulted in an impairment charge of $15.0 million to the related product right.

        Partially offsetting the impairment charge in 2006 was a $4.0 million gain we recorded on the disposal of four cardiovascular products to Athpharma Limited ("Athpharma"). We originally acquired these products from Athpharma in April 2003, and we expensed the original cost of these products at the date of acquisition.

Contract Costs (Recovery)

        In 2006, we accrued a provision of $46.4 million for the estimated amount of a payment we expected to make to GSK as a result of the introduction of generic competition to Wellbutrin XL®. The maximum amount of this payment was reduced by the total dollar amount of Wellbutrin XL® sample supplies purchased by GSK. During 2007, we recognized a partial recovery of this provision as GSK purchased additional sample supplies worth $1.3 million. In July 2008, we paid GSK $45.1 million in settlement of the remaining liability.

        In 2006, we accrued a provision of $8.4 million based on our estimate of the payment we were required to make to Kos for its lost profits due to our failure to supply minimum required quantities of Cardizem® LA during 2006. In 2007, we reduced that liability by $400,000 to reflect an agreed upon settlement amount of $8.0 million, which was paid to Kos in July 2007.

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

Non-Operating Income (Expense)

        The following table displays the dollar amount of each non-operating income or expense category for each of the last three years; and the percentage changes in the dollar amount of each category.

	Years Ended December 31			Change
	2008	2007	2006	2007 to 2008		2006 to 2007
($ in 000s, Income (Expense))	$	$	$	$	%	$	%
Interest income	9,400	24,563	29,199	(15,163)	(62)	(4,636)	(16)
Interest expense	(1,018)	(9,745)	(35,203)	8,727	(90)	25,458	(72)
Foreign exchange gain (loss)	(1,057)	5,491	(2,360)	(6,548)	(119)	7,851	(333)
Equity loss	(1,195)	(2,528)	(529)	1,333	(53)	(1,999)	378
Loss on impairment of investments	(9,869)	(8,949)	—	(920)	10	(8,949)	NM
Gain on disposal of investments	6,534	24,356	—	(17,822)	(73)	24,356	NM
Loss on early extinguishment of debt	—	(12,463)	—	12,463	(100)	(12,463)	NM

Total non-operating income (expense)	2,795	20,725	(8,893)	(17,930)	(87)	29,618	(333)

NM — Not meaningful

Interest Income (Expense)

        Interest income declined $15.2 million, or 62%, to $9.4 million in 2008, compared with $24.6 million in 2007, and declined $4.6 million, or 16%, in 2007, compared with $29.2 million in 2006, reflecting year-over-year declines in our cash balances, primarily as a result of the redemption of our 7 7/8% Senior Subordinated Notes ("Notes") effective April 1, 2007, the acquisition of Prestwick in September 2008, and legal settlement and other payments made during 2008, together with lower prevailing interest rates.

        Interest expense (which includes standby fees and the amortization of deferred financing costs) declined $8.7 million, or 90%, to $1.0 million in 2008, compared with $9.7 million in 2007, and declined $25.5 million, or 72%, in 2007, compared with $35.2 million in 2006. Interest expense mainly comprised interest on our Notes prior to their redemption effective April 1, 2007.

Foreign Exchange Gain (Loss)

        We recognized foreign exchange losses of $1.1 million and $2.4 million in 2008 and 2006, respectively. In 2007, the Canadian dollar was trading at a then 30-year high relative to the U.S. dollar, which contributed to the recognition of a foreign exchange gain of $5.5 million in that year.

Equity Loss

        We recorded equity losses of $1.2 million, $2.5 million and $529,000 in 2008, 2007 and 2006, respectively, related to our investment in Western Life Sciences ("WLS"), a venture fund that invests in early-stage biotechnology companies. As of the end of the first quarter of 2008, our cumulative share of the net losses of WLS exceeded our investment. As we are not committed to make further capital contributions to WLS, we did not recognize any additional equity losses related to this investment in the last three quarters of 2008.

Loss on Impairment of Investments

        In 2008 and 2007, we recorded losses of $9.9 million and $8.9 million, respectively, related primarily to other-than-temporary declines in the estimated fair value of a portion of our investment in auction rate securities (as described below under "Liquidity and Capital Resources — Auction Rate Securities"), as well as the write-down of the carrying values of certain available-for-sale equity investments to reflect other-than-temporary declines in their quoted market values.

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

Gain on Disposal of Investments

        In 2008, we recognized a gain of $3.1 million on the sale of a portion of our investment in common shares of Depomed, and we recognized a gain of $3.5 million on the disposal of our investment in common shares and convertible debt of Verdi (as described above under "Recent Developments — Disposal of Non-Core Assets").

        In 2007, we received cash consideration of $14.9 million on the liquidation of our investment in convertible preferred stock of Reliant Pharmaceuticals, Inc. ("Reliant"), following its acquisition by GSK, resulting in a gain on disposal of $8.6 million. We also recorded a gain of $15.7 million on the sale to Verdi of a portion of our investment in common shares of Ethypharm S.A. ("Ethypharm"). We received proceeds on disposal of $39.4 million in cash and $5.6 million in convertible debt of Verdi. We exchanged the remaining portion of our Ethypharm investment for common shares of Verdi.

Loss on Early Extinguishment of Debt

        In 2007, we recorded a charge of $12.5 million on the early redemption of our Notes, which comprised the premium paid to Noteholders of $7.9 million, as well as the net write-off of unamortized deferred financing costs, discount, and fair value adjustment associated with the Notes, which totaled $4.6 million.

Income Taxes

        The following table displays the dollar amount of the current and deferred provisions for income taxes for each of the last three years; and the percentage changes in the dollar amount of each provision. Percentages may not add due to rounding.

	Years Ended December 31			Change
	2008	2007	2006	2007 to 2008		2006 to 2007
($ in 000s, Income (Expense))	$	$	$	$	%	$	%
Current income tax expense	(17,000)	(13,200)	(14,500)	(3,800)	29	1,300	(9)
Deferred income tax benefit	90,000	—	—	90,000	NM	—	—

Total recovery of (provision for) income taxes	73,000	(13,200)	(14,500)	86,200	(653)	1,300	(9)

NM — Not meaningful

        We recorded current provisions for income taxes of $17.0 million, $13.2 million and $14.5 million in 2008, 2007 and 2006, respectively, which reflected effective tax rates of 13% in 2008, compared with 6% in each of 2007 and 2006. Our effective tax rate reflected the fact that most of our revenue and income was earned in Barbados, which has lower statutory tax rates than those that apply in Canada. Dividends from such after-tax business income are received tax-free in Canada. The increase in the effective tax rates in 2008, compared with 2007 and 2006, was primarily due to the charges associated with the agreement in principle to settle the USAO investigation (as described above under "Recent Developments — Resolution of Legacy Litigation and Regulatory Matters") and restructuring activities (as described above under "Recent Developments — Restructuring") that are not deductible or do not affect the income tax provision because of unrecognized tax losses in the local jurisdictions. In addition, certain components of the provision for income taxes do not vary with pre-tax income, including withholding taxes and provisions for uncertain tax positions.

        In 2008, we recognized a deferred income tax benefit of $90.0 million, as described above under "Recent Developments — Reduction in Valuation Allowance on Deferred Tax Assets".

Discontinued Operation

        In May 2006, we completed the sale of our Nutravail division and recorded an inventory write-off of $1.3 million to cost of goods sold, and an impairment charge of $1.1 million to write off the carrying value of

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

Nutravail's long-lived assets. The following amounts related to Nutravail have been reported as a discontinued operation in our consolidated statements of income and cash flows in 2006.

($ in 000s)	Year Ended December 31 2006
Revenue	$1,289

Loss from discontinued operation before asset impairments	(2,764)
Asset impairments	(1,084)

Loss from discontinued operation	$(3,848)

SUMMARY OF QUARTERLY RESULTS

        The following table presents a summary of our quarterly results of operations and cash flows from continuing operations in 2008 and 2007:

	2008				2007
($ in 000s, except per share data)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Revenue	$208,498	$186,095	$181,089	$181,496	$247,005	$203,027	$188,890	$203,896
Expenses	145,358	210,368	132,726	144,617	148,358	140,567	127,890	237,989

Operating income (loss)	63,140	(24,273)	48,363	36,879	98,647	62,460	61,000	(34,093)

Net income (loss)	56,376	(25,289)	48,437	120,380	93,819	67,824	65,867	(31,971)

Basic and diluted earnings (loss) per share	$0.35	$(0.16)	$0.31	$0.76	$0.58	$0.42	$0.41	$(0.20)

Net cash provided by (used in) operating activities	$92,676	$67,056	$(62,370)	$106,963	$119,828	$98,277	$43,415	$79,333

Fourth Quarter of 2008 Compared to Fourth Quarter of 2007

Results of Operations

        Total revenue declined $22.4 million, or 11%, to $181.5 million in the fourth quarter of 2008, compared with $203.9 million in the fourth quarter of 2007, primarily due to the decline in Wellbutrin XL® product sales as a result of the introduction of generic competition to the 150mg product in May 2008, and the impact of the recall of certain lots of Ultram® ER 100mg tablets in the fourth quarter of 2008. In addition, a weakening of the Canadian dollar relative to the U.S. dollar in the fourth quarter of 2008, compared with the fourth quarter of 2007, negatively impacted BPC product sales by approximately $4.2 million.

        Net income increased $152.4 million to $120.4 million (basic and diluted EPS of $0.76) in the fourth quarter of 2008, compared with a net loss of $32.0 million (basic and diluted loss per share of $0.20) in the fourth quarter of 2007, primarily due to:

  •
  an increase of $90.0 million related the recognition of the deferred income tax benefit in the fourth quarter of 2008;

  •
  a decrease of $87.1 million in legal settlements (net or insurance recoveries) in the fourth quarter of 2008, related primarily to the settlements of the U.S. and Canadian securities class actions and the SEC investigation, which were accrued for in the fourth quarter of 2007; and

  •
  a decrease of $13.2 million in research and development expenses in the fourth quarter of 2008, as a result of: the substantial completion of development work related to the BVF-065, BVF-203 and BVF-058 ANDA programs and the termination of the BVF-146 program in the first quarter of 2008; the

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

    cost savings from the closure of our research and development facility in Ireland; and the overall decline in direct project spending due to the efforts to optimize of our development portfolio.

        Those factors were partially offset by:

  •
  an increase of $12.6 million in selling, general and administrative expenses in the fourth quarter of 2008, primarily as a result of increased legal costs due to higher indemnification payments and lower insurance recoveries, partially offset by lower promotional costs related to Zovirax® due to the termination of our agreement with Sciele in October 2008;

  •
  a decline in gross profit on product sales of $12.3 million, or 9%, to $119.4 million in the fourth quarter of 2008, compared with $131.7 million in the fourth quarter of 2007, primarily due to the genericization of the 150mg Wellbutrin XL® product and the recall of Ultram® ER 100mg tablets; and

  •
  an increase of $10.9 million in restructuring costs recognized in the fourth quarter of 2008.

Cash Flows

        Net cash provided by continuing operating activities increased $27.6 million, or 35%, to $107.0 million in the fourth quarter of 2008, compared with $79.3 million in the fourth quarter of 2007, primarily due to an increase of $56.4 million related to the net change in operating assets and liabilities. The most significant change was reflected in accounts receivable as a result of net collections from GSK in the fourth quarter of 2008, due to lower 150mg Wellbutrin XL® product sales, and the timing of purchases by wholesale customers, which resulted in higher shipments in the fourth quarter of 2007.

        The change in operating assets and liabilities was partially offset by a decrease of $28.8 million related to income from operations before changes in operating assets and liabilities, due mainly to the lower gross profit on product sales and higher legal costs (net of insurance recoveries), partially offset by the decrease in research and development spending.

FINANCIAL CONDITION

        The following table presents a summary of our financial condition at December 31, 2008 and 2007:

	At December 31
	2008	2007	Change
($ in 000s)	$	$	$	%
Working capital(1)	223,198	339,439	(116,241)	(34)
Long-lived assets(2)	968,935	969,265	(330)	—
Shareholders' equity	1,201,599	1,297,819	(96,220)	(7)

(1)
Total current assets less total current liabilities.

(2)
Property, plant and equipment, intangible assets, and goodwill.

Working Capital

        Working capital declined $116.2 million, or 34%, to $223.2 million at December 31, 2008, compared with $339.4 million at December 31, 2007, primarily due to:

  •
  a net decline in cash and cash equivalents of $116.1 million, which reflected the following amounts paid in 2008: $101.9 million related to the acquisition of Prestwick; $83.0 million to fund the settlement of the U.S. and Canadian securities class actions; $45.1 million to GSK to settle the Wellbutrin XL® contract costs; and $10.0 million to settle the SEC investigation, which, in the aggregate, were in excess of operating cash flows for the year;

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

  •
  a decrease of $62.1 million in insurance recoveries receivables related primarily to the portion of the U.S. and Canadian securities class actions settlement funded by our insurance carriers;

  •
  an increase of $59.3 million in cash dividends declared but unpaid;

  •
  a decrease of $21.2 million in inventories, related primarily to reductions in raw material inventory, which reflected lower production requirements for certain products; and

  •
  a decrease of $21.1 million in accounts receivable, with the most significant change resulting from net collections from GSK due to lower 150mg Wellbutrin XL® product sales in 2008.

        Those factors were partially offset by:

  •
  a decrease of $148.0 million in accrued legal settlements related to the settlements of the U.S. and Canadian securities class actions and the SEC investigation, partially offset by an increase of $32.6 million related primarily to the agreement in principle to settle with the USAO and the settlement of the OSC investigation; and

  •
  a decrease of $45.1 million in accrued contract costs related to the Wellbutrin XL® settlement with GSK.

Long-Lived Assets

        Long-lived assets were $968.9 million at December 31, 2008, a decrease of $330,000, or less than 1%, compared with $969.3 million at December 31, 2007, primarily due to:

  •
  the addition of Prestwick's identifiable intangible assets of $157.9 million; and

  •
  additions to property, plant and equipment of $22.0 million, including expenditures related to the expansion of our corporate headquarters and the construction of a new facility in Barbados, as well as ongoing upgrades to our manufacturing facilities.

        Those factors were partially offset by:

  •
  the depreciation of plant and equipment of $25.8 million and the amortization of intangible assets of $60.5 million;

  •
  the impairment charge of $51.8 million related to the write-downs of the carrying values of property, plant and equipment located in Puerto Rico and Ireland;

  •
  the impairment charge of $7.5 million related to the write-off of our technology intangible assets;

  •
  the reclassification of $6.8 million from property, plant and equipment to assets held for sale related to the aggregate carrying value of the Ireland facility and the vacant land adjacent to our corporate headquarters; and

  •
  the impact of foreign exchange rate changes on the reported value in U.S. dollars of property, plant and equipment located in Canada, due to the impact of a weaker Canadian dollar relative to the U.S. dollar at the end of 2008.

Shareholders' Equity

        Shareholders' equity declined $96.2 million, or 7%, to $1,201.6 million at December 31, 2008, compared with $1,297.8 million at December 31, 2007, primarily due to:

  •
  cash dividends declared and dividend equivalents on RSUs of $239.9 million in the aggregate;

  •
  a negative foreign currency translation adjustment of $32.4 million to other comprehensive income, due mainly to the impact of the weakening of the Canadian dollar relative to the U.S. dollar in 2008, which decreased the reported value of our Canadian dollar-denominated net assets; and

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

  •
  the repurchase of $29.8 million of common shares under our share repurchase program.

        Those factors were partially offset by:

  •
  net income of $199.9 million (including $7.9 million of stock-based compensation recorded in additional paid-in capital).

CASH FLOWS

        Our primary source of cash is the collection of accounts receivable related to product sales. Our primary uses of cash include: dividend payments; business development transactions; legal costs and litigation and regulatory settlements; salaries and benefits; inventory purchases; research and development spending; sales and marketing activities; capital expenditures; and, in 2007, loan repayments associated with our Notes. The following table displays cash flow information for each of the last three years:

	Years Ended December 31			Change
	2008	2007	2006	2007 to 2008		2006 to 2007
($ in 000s)	$	$	$	$	%	$	%
Net cash provided by continuing operating activities	204,325	340,853	522,517	(136,528)	(40)	(181,664)	(35)
Net cash used in continuing investing activities	(107,831)	(15,045)	(40,447)	(92,786)	617	25,402	(63)
Net cash used in continuing financing activities	(210,311)	(728,650)	(92,256)	518,339	(71)	(636,394)	690
Net cash used in discontinued operation	—	—	(558)	—	—	558	(100)
Effect of exchange rate changes on cash and cash equivalents	(2,277)	1,943	(5)	(4,220)	(217)	1,948	NM

Net increase (decrease) in cash and cash equivalents	(116,094)	(400,899)	389,251	284,805	(71)	(790,150)	(203)
Cash and cash equivalents, beginning of year	433,641	834,540	445,289	(400,899)	(48)	389,251	87

Cash and cash equivalents, end of year	317,547	433,641	834,540	(116,094)	(27)	(400,899)	(48)

Operating Activities

        Net cash provided by continuing operating activities declined $136.5 million, or 40%, to $204.3 million in 2008, compared with $340.9 million in 2007, primarily due to:

  •
  a decrease of $209.9 million related to income from operations before changes in operating assets and liabilities, due mainly to:

  •
  the payments made in 2008 of $83.0 million to fund the settlement of the U.S. and Canadian securities class actions and $45.1 million to settle the Wellbutrin XL® contract costs with GSK, as well as $10.0 million paid to settle the SEC investigation; and

  •
  a decline in gross profit on product sales of $60.0 million, or 10%, to $517.4 million in 2008, compared with $577.4 million in 2007, reflecting lower sales of Wellbutrin XL® and Cardizem® LA, partially offset by higher Legacy product sales.

        Those factors were partially offset by:

  •
  an increase of $30.1 million related to the change in accrued liabilities, due mainly to the settlement of restructuring costs related to the December 2006 restructuring and the elimination of interest payable on our Notes in 2007;

  •
  an increase of $17.6 million related to the change in inventories, due mainly to the reduction in raw material inventory purchases;

  •
  an increase of $16.2 million related to the change in income taxes payable, due mainly to the timing of payments; and

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

  •
  an increase of $15.2 million related to the change in insurance recoveries receivable, reflecting the timing of reimbursement of certain legal costs by our insurance carriers.

        Net cash provided by continuing operating activities declined $181.7 million, or 35%, to $340.9 million in 2007, compared with $522.5 million in 2006, primarily due to:

  •
  a decrease of $156.0 million related to income from operations before changes in operating assets and liabilities, due mainly to: lower gross profit on product sales; and higher research and development expenses, partially offset by: lower sales force and marketing costs; lower restructuring costs; lower net legal costs (after insurance recoveries); and reduced interest expense; and

  •
  a decrease of $40.2 million related to the change in accrued liabilities, due mainly to the settlement of restructuring costs, and the elimination of interest payable on our Notes.

        Those factors were partially offset by:

  •
  an increase of $13.4 million related to the change in accounts receivable, due mainly to the decline in Wellbutrin XL® 300mg product sales in 2007.

Investing Activities

        Net cash used in continuing investing activities increased $92.8 million, or 617%, to $107.8 million in 2008, compared with $15.0 million in 2007, primarily due to:

  •
  cash paid of $101.9 million to acquire Prestwick, net of cash acquired; and

  •
  a decrease of $27.5 million related to the disposal of our investments in Depomed and Verdi in 2008 for proceeds (received as of December 31, 2008) of $25.2 million, compared with the disposal of our investments in Ethypharm and Reliant in 2007 for net proceeds of $52.7 million.

        Those factors were partially offset by:

  •
  a decrease in additions to marketable securities of $28.2 million related primarily to $27.0 million of auction rate securities purchased in 2007; and

  •
  a decrease in capital expenditures of $13.1 million, mainly as a result of the decision to close our Puerto Rico manufacturing facilities.

        Net cash used in continuing investing activities declined $25.4 million, or 63%, to $15.0 million in 2007, compared with $40.4 million in 2006, primarily due to:

  •
  net proceeds of $52.7 million on the disposal of our investments in Ethypharm and Reliant in 2007; and

  •
  a decrease in capital expenditures of $9.7 million, primarily as a result of the completion of an expansion of our Steinbach manufacturing facility in 2006.

        Those factors were partially offset by

  •
  an increase of $31.3 million in additions to marketable securities, including the $27.0 million of auction rate securities added in 2007.

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

Financing Activities

        Net cash used in continuing financing activities declined $518.3 million, or 71%, to $210.3 million in 2008, compared with $728.7 million in 2007, primarily due to:

  •
  principal and premium payments of $406.8 million to redeem our Notes in 2007;

  •
  a decrease of $141.2 million in dividends paid related primarily to an increase in declared but unpaid dividends in 2008, and the payment of a special dividend of $0.50 per share in 2007; and

  •
  a decrease of $11.2 million related to the final payment made to GSK in 2007 related to Zovirax®.

        Those factors were partially offset by:

  •
  the repurchase of $29.8 million of common shares in 2008 under our share repurchase program; and

  •
  a decrease of $11.2 million in proceeds related to the issuance of common shares on the exercise of stock options in 2007.

        Net cash used in continuing financing activities increased $636.4 million, or 690%, to $728.7 million in 2007, compared with $92.3 million in 2006, primarily due to:

  •
  a $406.8 million increase related to the redemption of our Notes in 2007; and

  •
  an increase in dividends paid of $241.5 million in 2007.

        Those factors were partially offset by:

  •
  a decrease of $14.0 million in repayments of other long-term obligations, related primarily to the final payments for Vasotec® and Vaseretic® in 2006.

LIQUIDITY AND CAPITAL RESOURCES

        The following table displays our net financial asset position at December 31, 2008 and 2007:

	At December 31
	2008	2007	Change
($ in 000s)	$	$	$	%
Cash and cash equivalents	317,547	433,641	(116,094)	(27)
Short-term investment	278	—	278	NM
Marketable securities	22,635	28,312	(5,677)	(20)

Total financial assets	340,460	461,953	(121,493)	(26)

NM — Not meaningful

        We believe that our existing cash resources, together with cash expected to be generated by operations and from the potential sale of non-core assets, as well as funds available under our undrawn $250 million credit facility, will be sufficient to meet our operational and capital expenditure requirements; support our current dividend policy and share repurchase program; cover the costs associated with our operating efficiency initiatives; and meet our working capital needs, for at least the next 12 months, based on our current expectations. We anticipate total capital expenditures of approximately $5 million to $10 million in 2009. No major capital expenditure projects are planned for 2009.

        We cannot, however, predict the amount or timing of our need for additional funds under various circumstances, such as significant business development transactions; new product development projects;

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

changes to our capital structure; or other factors that may require us to raise additional funds through borrowings, or the issuance of debt or equity securities. In addition, certain contingent events, such as the resolution of certain legal proceedings (as described in note 28 to our Consolidated Financial Statements), if realized, could have a material adverse impact on our liquidity and capital resources.

        The credit and capital markets have experienced unprecedented deterioration in 2008, including the failure of a number of significant and established financial institutions in the U.S. and abroad, and may continue to deteriorate in 2009, all of which will have an impact on the availability of credit and capital in the near term. These market conditions may limit our access to additional funding at any reasonable rate.

Cash and Cash Equivalents

        Our cash and cash equivalents are held in cash operating accounts, or are invested in securities such as treasury bills, money market funds, term deposits, or commercial paper with a minimum investment-grade credit rating of "A1/P1".

Short-Term Investment

        We have classified our remaining investment in common shares of Depomed as a short-term investment based on our intent to dispose of these shares within the next 12 months, subject to market conditions.

Auction Rate Securities

        Our marketable securities portfolio currently includes $26.8 million of principal invested in nine individual auction rate securities. These securities represent interests in collateralized debt obligations supported by pools of residential and commercial mortgages or credit cards, insurance securitizations, and other structured credits, including corporate bonds. Some of the underlying collateral for these securities consists of sub-prime mortgages. These securities have long-term maturities for which the interest rates are typically reset each month through a dutch auction. Those auctions historically have provided a liquid market for these securities. With the liquidity issues recently experienced in global credit and capital markets, these securities have experienced multiple failed auctions, as the amount of auction rate securities submitted for sale has exceeded the amount of purchase orders.

        The estimated fair values of the auction rate securities at December 31, 2008 and 2007 were $10.3 million and $18.0 million, respectively, which reflected write-downs of $16.4 million and $8.8 million, respectively, to the cost bases at those dates. We recorded impairment charges of $8.6 million in 2008 (including $4.4 million reclassified from other comprehensive income) and $6.0 million in 2007, reflecting the portion of the auction rate securities that we have concluded has an other-than-temporary decline in estimated fair value due to a shortfall in the underlying collateral value for those securities. These charges did not have a material impact on our liquidity. In addition, we recorded unrealized losses in other comprehensive income of $3.4 million in 2008 and $2.8 million in 2007, reflecting adjustments to the portion of the auction rate securities that we have concluded have a temporary decline in estimated fair value. We do not consider this decline in estimated fair value to be other-than-temporary based on the adequacy of the underlying collateral value for those securities. In addition, it is our intent to hold those securities until a recovery in market value occurs (or until maturity, if necessary), and, based on our existing cash resources, together with cash expected to be generated by operations, we do not expect to be required to sell those securities at a loss.

        Due to the absence of observable market quotes for the auction rate securities, we utilized valuation models based on unobservable inputs in order to estimate the fair value of these securities at December 31, 2008 and 2007, including models that consider the expected cash flow streams, and collateral values as reported in the trustee reports for the respective securities, which include adjustments for defaulted securities and further adjustments for purposes of collateralization tests as outlined in the trust indentures. The key assumptions used in these models relate to the timing of cash flows, discount rates, estimated amount of recovery, and

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

probabilities assigned to various liquidation scenarios. The valuation of the auction rate securities is subject to uncertainties that are difficult to predict. Factors that may impact our valuation include changes to the credit ratings of these securities, the underlying assets supporting these securities, the rates of default of the underlying assets, the underlying collateral value, and overall market liquidity.

        The credit and capital markets may continue to deteriorate in 2009. If uncertainties in these markets continue, or these markets deteriorate further, or we experience any additional declines in underlying collateral values on the auction rate securities, we may incur additional write-downs to these securities, which could have a material impact on our results of operations, financial condition and cash flows. We have discontinued additional investments in auction rate securities, and have commenced arbitration proceedings against Credit Suisse Securities (USA) LLC in respect of these securities (as described in note 28 to our Consolidated Financial Statements).

Debt Capacity

        We currently do not have any outstanding borrowings under our $250 million committed credit facility. In June 2007, we received lender consent, pursuant to our request under the annual extension option, to extend the maturity date of this facility for an additional year to June 2010. This facility may be used for general corporate purposes, including acquisitions. This facility includes an accordion feature which allows it to be increased up to $400 million; however, in the current global credit environment, it is not expected that this feature would be available on reasonable terms. At December 31, 2008, we were in compliance with all financial and non-financial covenants associated with this facility.

Credit Ratings

        In September 2008, Standard and Poor's lowered our corporate credit rating from "BB" to "BB-" and our bank loan rating from "BBB-" to "BB+" with stable outlook, citing concerns that our New Strategic Focus and the associated rationalization of our operations will involve a long time frame, significant investments, and high execution risk, and that our share repurchase program could weaken our liquidity.

CONTRACTUAL OBLIGATIONS

        The following table summarizes our contractual obligations at December 31, 2008:

	Payments Due by Period
($ in 000s)	Total	2009	2010 and 2011	2012 and 2013	Thereafter
Operating lease obligations	$24,806	$5,436	$7,749	$7,211	$4,410
Purchase obligations(1)	54,130	31,679	13,832	5,769	2,850

Total contractual obligations	$78,936	$37,115	$21,581	$12,980	$7,260

(1)
Purchase obligations consist of agreements to purchase goods and services that are enforceable and legally binding and include obligations for minimum inventory and capital expenditures, and outsourced information technology, product promotion, and clinical research services.

        The above table does not reflect any milestone payments in connection with research and development arrangements with third parties. These payments are contingent on the achievement of specific developmental, regulatory and/or commercial milestones. These arrangements generally permit us to unilaterally terminate development of the products, which would allow us to avoid making the contingent payments. From a business perspective, however, we view these payments favourably as they signify that the products are moving successfully through the development phase toward commercialization. In addition, under certain arrangements, we may have to make royalty payments based on a percentage of future sales of the products in the event

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

regulatory approval for marketing is obtained. In connection with current research and development agreements with third parties, we may be required to make potential milestone payments of up to $12.0 million in the aggregate, as well as royalty payments based on a percentage of future sales of the products, in the event regulatory approval is obtained.

        Also excluded from the above table is a liability for unrecognized tax benefits totaling $63.7 million. The liability for unrecognized tax benefits has been excluded because we cannot currently make a reliable estimate of the period in which the unrecognized tax benefits will be realized.

OFF-BALANCE SHEET ARRANGEMENTS

        In the normal course of business, we enter into agreements that include indemnification provisions for product liability and other matters. If the indemnified party were to make a successful claim pursuant to the terms of the indemnification, we would be required to reimburse the loss. These provisions are generally subject to maximum amounts, specified claim periods, and other conditions and limits. We did not pay or accrue any material amounts under these provisions in 2008 or 2007.

OUTSTANDING SHARE DATA

        Our common shares are listed on the Toronto Stock Exchange and New York Stock Exchange.

        At February 25, 2009, we had 158,216,132 issued and outstanding common shares, as well as 4,155,911 stock options and 369,761 restricted share units ("RSUs") outstanding. Each stock option entitles the holder to purchase one of our common shares at the end of the vesting period at a pre-determined option price. Each RSU represents the right of the holder to receive one of our common shares at the end of the vesting period.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        We are exposed to financial market risks, including changes in foreign currency exchange rates, interest rates on investments and debt obligations, and equity market prices on long-term investments. We use derivative financial instruments from time to time as a risk management tool and not for trading or speculative purposes.

Inflation; Seasonality

        Our results of operations have not been materially impacted by inflation or seasonality.

Foreign Currency Risk

        We operate internationally, but a majority of our revenue and expense activities and capital expenditures are denominated in U.S. dollars. Following the substantial liquidation of our Irish subsidiary group during 2008, our only other significant transactions are denominated in Canadian dollars. We also face foreign currency exposure on the translation of our operations in Canada from Canadian dollars to U.S. dollars. Where possible, we manage foreign currency risk by managing same currency assets in relation to same currency liabilities, and same currency revenue in relation to same currency expenses. As a result, both favourable and unfavourable foreign currency impacts to our Canadian dollar-denominated operating expenses are mitigated to a certain extent by the natural, opposite impact on our Canadian dollar-denominated revenue. At December 31, 2008, the effect of a hypothetical 10% immediate and adverse change in the Canadian dollar exchange rate (relative to the U.S. dollar) on our Canadian dollar-denominated cash, cash equivalent, accounts receivable, accounts payable, and intercompany balances would not have a material impact on our net income. Given recent currency market volatility, in the first quarter of 2009, we have entered into short-dated forward contracts to seek to mitigate foreign exchange risk.

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

Interest Rate Risk

        The primary objective of our policy for the investment of temporary cash surpluses is the protection of principal, and, accordingly, we generally invest in investment-grade debt securities with varying maturities, but typically less than three months. As it is our intent and policy to hold these investments until maturity, we do not have a material exposure to interest rate risk, and, as a result, a hypothetical 10% immediate and adverse change in interest rates would not have a material impact on the realized value of these investments.

        We are also exposed to interest rate risk on our investment in auction rate securities. Interest rates on these securities are typically reset every month; however, following the failure to complete successful auctions and the reset of interest rates due to market liquidity issues, interest on these securities is being calculated and paid based on prescribed spreads to LIBOR. As we are guaranteed a fixed spread to market interest rates, our interest rate risk exposure is minimal, and, as a result, a hypothetical 10% immediate and adverse change in interest rates would not have a material impact on the fair value of these securities.

        We do not currently have any long-term debt, nor do we currently utilize interest rate swap contracts to hedge against interest rate risk.

Investment Risk

        We are exposed to investment risks primarily on our available-for-sale equity investments. The fair values of these investments are subject to significant fluctuations due to stock market volatility; changes in general economic conditions; and/or changes in the financial condition of each investee. We regularly review the carrying values of our investments and record losses whenever events and circumstances indicate that there have been other-than-temporary declines in their fair values. At December 31, 2008, a hypothetical 10% immediate and adverse change in the quoted market prices of our available-for-sale equity investments would not have a material impact on the fair value of these investments.

        We are also exposed to investment risks on our investment in auction rate securities due to the current market liquidity issues, as described above under "Liquidity and Capital Resources — Auction Rate Securities".

RELATED PARTY TRANSACTIONS

        In 2006, we contracted with Global IQ, a clinical research organization, for a long-term safety study on BVF-146 (which was subsequently terminated). Prior to April 2007, during which time Dr. Peter Silverstone, our former Senior Vice-President, Medical and Scientific Affairs, retained an interest in Global IQ, we were invoiced $581,000 in 2007 and $1.2 million in 2006 by Global IQ for this study (excluding investigator and other pass-through costs). Dr. Silverstone indicated to us that he disposed of his interest in Global IQ in April 2007. Dr. Silverstone resigned from our Company effective April 4, 2008.

        In 2007, we received $734,000 in full settlement of the principal and accrued interest on a relocation assistance loan granted to a former executive officer in March 2001.

        In 2006, Mr. Melnyk reimbursed us $420,000 for expenses incurred in connection with the analysis of a potential investment in a company that Mr. Melnyk decided to pursue personally following a determination by our Board of Directors that the investment opportunity was not, and would not in the future be, of interest to us.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

        Critical accounting policies and estimates are those policies and estimates that are most important and material to the preparation of our consolidated financial statements, and which require management's most subjective and complex judgments due to the need to select policies from among alternatives available, and to make estimates about matters that are inherently uncertain. We base our estimates on historical experience and other factors that we believe to be reasonable under the circumstances. Under certain product manufacturing and supply agreements, we rely on estimates for future returns, rebates, and chargebacks made by our strategic

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

marketing partners. On an ongoing basis, we review our estimates to ensure that these estimates appropriately reflect changes in our business and new information as it becomes available. If historical experience and other factors we use to make these estimates do not reasonably reflect future activity, our results of operations and financial position could be materially impacted.

        Our critical accounting policies and estimates relate to the following:

  •
  revenue recognition;

  •
  intangible assets;

  •
  goodwill;

  •
  contingencies;

  •
  income taxes; and

  •
  stock-based compensation.

Revenue Recognition

        We recognize product sales revenue when title has transferred to the customer and the customer has assumed the risks and rewards of ownership. Revenue from product sales is recognized net of provisions for estimated cash discounts, allowances, returns, rebates, and chargebacks, as well as distribution fees paid to certain of our wholesale customers. We establish these provisions concurrently with the recognition of product sales revenue.

        Our supply prices to our strategic marketing partners in the U.S. for Wellbutrin XL®, Ultram® ER, Xenazine®, Cardizem® LA, Tiazac®, and Generic products are determined after taking into consideration estimates for future returns, rebates, and chargebacks provided to us by each partner. We make adjustments as needed to state those estimates on a basis consistent with our revenue recognition policy and our methodology for estimating returns, rebates, and chargebacks related to our own direct product sales. Revenue from sales of these products accounted for approximately 45% of our total gross product sales in 2008, compared with 55% and 70% in 2007 and 2006, respectively. The declines in the percentage of gross product sales comprised of these products in 2008 and 2007, relative to 2006, was primarily due to the impact of the genericization of 150mg and 300mg dosage strengths of Wellbutrin XL ® in May 2008 and December 2006, respectively.

        We continually monitor our product sales provisions and evaluate the estimates used as additional information becomes available. We make adjustments to these provisions periodically to reflect new facts and circumstances that may indicate that historical experience may not be indicative of current and/or future results. We are required to make subjective judgments based primarily on our evaluation of current market conditions and trade inventory levels related to our products. This evaluation may result in an increase or decrease in the experience rate that is applied to current and future sales, or an adjustment related to past sales, or both.

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

Continuity of Product Sales Provisions

        The following table presents the activity and ending balances for our product sales provisions for each of the last three years.

($ in 000s)	Cash Discounts	Allowances	Returns	Rebates and Chargebacks	Distribution Fees	Total
Balance, January 1, 2006	$367	$833	$23,205	$8,632	$4,885	$37,922
Current year provision	5,365	1,427	23,176	16,251	7,411	53,630
Prior year provision	—	—	(3,838)	442	(1,292)	(4,688)
Payments or credits	(5,423)	(1,919)	(17,422)	(18,583)	(8,654)	(52,001)

Balance, December 31, 2006	309	341	25,121	6,742	2,350	34,863

Current year provision	6,304	1,110	13,868	18,969	12,583	52,834
Prior year provision	—	—	(563)	(1,500)	—	(2,063)
Payments or credits	(5,871)	(1,152)	(19,064)	(16,248)	(10,607)	(52,942)

Balance, December 31, 2007	742	299	19,362	7,963	4,326	32,692

Current year provision	6,766	1,632	19,919	24,448	10,670	63,435
Prior year provision	—	—	(4,599)	(1,297)	—	(5,896)
Payments or credits	(6,898)	(1,702)	(9,590)	(24,841)	(11,278)	(54,309)

Balance, December 31, 2008	$610	$229	$25,092	$6,273	$3,718	$35,922

Use of Information from External Sources

        We use information from external sources to estimate our product sales provisions. We obtain prescription data for our products from IMS Health, an independent pharmaceutical market research firm. We use this data to identify sales trends based on prescription demand and to estimate inventory requirements. We obtain inventory data directly from our three major U.S. wholesalers, Cardinal Health, Inc. ("Cardinal"), McKesson Corporation ("McKesson") and AmerisourceBergen Corporation ("ABC"), which together accounted for approximately 85% of our direct product sales in the U.S. over the past three years. The inventory data received from these wholesalers excludes inventory held by customers to whom they sell. Third-party data with respect to prescription demand and inventory levels are subject to the inherent limitations of estimates that rely on information from external sources, as this information may itself rely on certain estimates and reflect other limitations.

        The following table indicates information about the inventories of our products owned by Cardinal, McKesson and ABC at December 31, 2008 (which excludes inventories owned by regional wholesalers, warehousing chains, and indirect customers in the U.S., and inventories owned by wholesalers and retailers in Canada). Our distribution agreements with Cardinal, McKesson and ABC limit the amount of inventory they can own to between 1/2 and 1 1/2 months of supply of our products. As a result, inventory in the wholesale distribution channel does not vary substantially. The inventory data from these wholesalers is provided to us in the aggregate rather than by specific lot number, which is the level of detail that would be required to determine the original sale date and remaining shelf life of the inventory. However, the inventory reports we receive from these wholesalers include data with respect to inventories on hand with less than 12 months remaining shelf life. As indicated in the following table, these wholesalers owned overall 1.1 months of supply of our products at December 31, 2008, of which only $197,000 had less than 12 months remaining shelf life. Therefore, we believe

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

the collection of lot information would provide limited additional benefit in estimating our product sales provisions.

		At December 31, 2008			At December 31, 2007
($ in 000s)	Original Shelf Life (In Months)	Total Inventory	Months On Hand (In Months)	Inventory With Less Than 12 Months Remaining Shelf Life	Total Inventory	Months On Hand (In Months)	Inventory With Less Than 12 Months Remaining Shelf Life
Zovirax®	36-48	$17,769	1.3	$91	$15,863	1.5	$93
Cardizem®	36-48	7,146	0.8	15	8,437	1.6	12
Ativan®	24	2,523	1.0	80	2,425	1.0	9
Vasotec® and Vaseretic®	24	2,034	1.1	10	1,705	1.2	17
Isordil®	36-60	273	1.1	1	376	2.4	4

Total	24-60	$29,745	1.1	$197	$28,806	1.5	$135

Cash Discounts and Allowances

        We offer cash discounts for prompt payment and allowances for volume purchases to customers. Provisions for cash discounts are estimated at the time of sale and recorded as direct reductions to accounts receivable and revenue. Provisions for allowances are recorded in accrued liabilities. We estimate provisions for cash discounts and allowances based on contractual sales terms with customers, an analysis of unpaid invoices, and historical payment experience. Estimated cash discounts and allowances have historically been predictable and less subjective, due to the limited number of assumptions involved, the consistency of historical experience, and the fact that we generally settle these amounts within one month of incurring the liability.

Returns

        Consistent with industry practice, we generally allow customers to return product within a specified period before and after its expiration date. We utilize the following information to estimate our provision for returns:

  •
  historical return and exchange levels;

  •
  external data with respect to inventory levels in the wholesale distribution channel;

  •
  external data with respect to prescription demand for our products;

  •
  original shelf lives of our products; and

  •
  estimated returns liability to be processed by year of sale based on analysis of lot information related to actual historical returns.

        In determining our estimates for returns, we are required to make certain assumptions regarding the timing of the introduction of new products and the potential of these products to capture market share. In addition, we make certain assumptions with respect to the extent and pattern of decline associated with generic competition. To make these assessments we utilize market data for similar products as analogs for our estimates. We use our best judgment to formulate these assumptions based on past experience and information available to us at the time. We continually reassess and make the appropriate changes to our estimates and assumptions as new information becomes available to us.

        The provisions for returns related to sales made in the current year was 2.6% of gross product sales in 2008, compared with 1.6% and 2.2% in 2007 and 2006, respectively. The increase in the returns provision as a percentage of gross product sales in 2008, compared with 2007, and the decrease in the returns provision in 2007,

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

compared with 2006, was due mainly to the inclusion of recall provisions for Ultram® ER of $6.5 million and $7.8 million in 2008 and 2006, respectively.

        Our estimate for returns may be impacted by a number of factors, but the principal factor relates to the level of inventory in the distribution channel. When we are aware of an increase in the level of inventory of our products in the distribution channel, we consider the reasons for the increase to determine if the increase may be temporary or other-than-temporary. Increases in inventory levels assessed as temporary will not result in an adjustment to our provision for returns. Other-than-temporary increases in inventory levels, however, may be an indication that future product returns could be higher than originally anticipated, and, as a result, we may need to adjust our estimate for returns. Some of the factors that may suggest that an increase in inventory levels will be temporary include:

  •
  recently implemented or announced price increases for our products;

  •
  new product launches or expanded indications for our existing products; and

  •
  timing of purchases by our wholesale customers around holiday shutdowns.

        Conversely, factors that may suggest that an increase in inventory levels will be other-than-temporary include:

  •
  declining sales trends based on prescription demand;

  •
  introduction of new products or generic competition;

  •
  increasing price competition from generic competitors;

  •
  recent regulatory approvals to extend the shelf life of our products, which could result in a period of higher returns related to older products with the shorter shelf life; and

  •
  recent changes to the U.S. National Drug Codes ("NDC") of our products, which could result in a period of higher returns related to products with the old NDC, as our customers generally permit only one NDC per product for identification and tracking within their inventory systems.

        We made adjustments to reduce our provision for returns by $4.6 million, $563,000 and $3.8 million in 2008, 2007 and 2006, respectively. These adjustments generally related to sales made in preceding years, as the shelf lives of our products are in excess of one year, and our customers are not permitted to return product with more than six months of shelf life remaining. The adjustment in 2008 reflected lower actual returns experience in the period since our entry into distribution agreements with our major U.S. wholesale customers in late 2004 and early 2005. The adjustment in 2006 was primarily related to lower-than-anticipated returns of Tiazac® product following its genericization in Canada in January 2006.

Rebates and Chargebacks

        We are subject to rebates on sales made under governmental and managed-care pricing programs in the U.S. The largest of these rebates is associated with sales covered by Medicaid. We participate in state government-managed Medicaid programs, as well as certain other qualifying federal and state government programs whereby discounts and rebates are provided to participating government entities. Medicaid rebates are typically billed up to 180 days after the product is shipped, but can be as much as 270 days after the quarter in which the product is dispensed to the Medicaid participant. As a result, our Medicaid rebate provision includes an estimate of outstanding claims for end-customer sales that occurred but for which the related claim has not been billed, and an estimate for future claims that will be made when inventory in the distribution channel is sold through to plan participants. Our calculation also requires other estimates, such as estimates of sales mix, to determine which sales are subject to rebates and the amount of such rebates. Periodically, we adjust the Medicaid rebate provision based on actual claims paid. Due to the delay in billing, adjustments to actual claims paid may incorporate revisions of that provision for several periods.

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

        Chargebacks relate to our contractual agreements to sell products to group purchasing organizations and other indirect customers at contractual prices that are lower than the list prices we charge wholesalers. When these group purchasing organizations or other indirect customers purchase our products through wholesalers at these reduced prices, the wholesaler charges us for the difference between the prices they paid us and the prices at which they sold the products to the indirect customers.

        In estimating our provisions for rebates and chargebacks, we consider relevant statutes with respect to governmental pricing programs and contractual sales terms with managed-care providers and group purchasing organizations. We estimate the amount of our product sales subject to these programs based on historical utilization levels. Changes in the level of utilization of our products through private or public benefit plans and group purchasing organizations will affect the amount of rebates and chargebacks that we owe. We continually update these factors based on new contractual or statutory requirements, and any significant changes in sales trends that may impact the percentage of our products subject to rebates or chargebacks.

        The provision for rebates and chargebacks related to sales made in the current year were 3.2%, 2.2% and 1.5% of gross product sales in 2008, 2007 and 2006, respectively. The amount of rebates and chargebacks has become more significant as a result of the price increases we implemented on our Zovirax® and Legacy products in each of the last three years. Our estimate for rebates and chargebacks may be impacted by a number of factors, but the principal factor relates to the level of inventory in the distribution channel. If the level of inventory of our products in the distribution channel increased or decreased by a one-month supply, the provision for rebates and chargebacks would increase or decrease, as applicable, by approximately $1.5 million.

        We do not process or track actual rebate payments or credits by period in which the original sale was made, as the necessary lot information is not required to be provided to us by the private or public benefit providers. Accordingly, we generally assume that adjustments made to rebate provisions relate to sales made in the prior years due to the delay in billing. However, we assume that adjustments made to chargebacks are generally related to sales made in the current year, as we settle these amounts within a few months of original sale. The adjustments made to the provision for rebates and chargebacks have not been significant in the past three years, and generally resulted from other-than-expected Medicaid utilization of our products.

Intangible Assets

        Intangible assets are stated at cost, less accumulated amortization generally computed using the straight-line method based on estimated useful lives ranging up to 20 years. Useful life is the period over which the intangible asset is expected to contribute directly or indirectly to our future cash flows. We determine the useful lives of intangible assets based on a number of factors, such as legal, regulatory, or contractual provisions that may limit the useful life, and the effects of obsolescence, anticipated demand, existence or absence of competition, and other economic factors on useful life.

        Intangible assets acquired through asset acquisitions or business combinations are initially recorded at fair value. We often engage independent valuation specialists to perform valuations of the assets acquired. We subsequently evaluate intangible assets for impairment annually, and more frequently if events or changes in circumstances indicate that the carrying amounts of these assets may not be recoverable. Our evaluation is based on an assessment of potential indicators of impairment, such as:

  •
  an adverse change in legal factors or in the business climate that could affect the value of an asset. For example, a successful challenge of our patent rights resulting in earlier than expected generic competition;

  •
  an adverse change in the extent or manner in which an asset is used or is expected to be used. For example, a decision not to pursue a product line-extension strategy to enhance existing products due to changes in market conditions and/or technological advances; or

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

  •
  current or forecasted operating or cash flow losses that demonstrate continuing losses associated with the use of an asset. For example, the introduction of a competing product that results in a significant loss of market share.

        Impairment exists when the carrying amount of an asset is not recoverable and its carrying amount exceeds its estimated fair value. A discounted cash flow analysis is often used to determine fair value using estimates and assumptions that market participants would apply. Some of the estimates and assumptions inherent in a discounted cash flow model include: the amount and timing of the future cash flows; the discount rate used to reflect the risks inherent in the future cash flows; and terminal values. A change in any of these estimates and assumptions could produce a different fair value, which could have a material impact on our results of operations. In connection with an impairment evaluation, we also reassess the remaining useful life of the intangible asset and modify it, as appropriate.

Goodwill

        Goodwill represents the excess of the purchase price of acquired businesses over the estimated fair value of the identifiable net assets acquired. Goodwill is not amortized but is tested for impairment at least annually at the reporting unit level. A reporting unit is the same as, or one level below, an operating segment. We currently have one operating segment and one reporting unit, which is our Company. The fair value of a reporting unit refers to the price that would be received to sell the unit as a whole in an orderly transaction between market participants. We believe our Company's market capitalization based on the quoted market price of our underlying common shares is the best evidence of the estimated fair value of the reporting unit. We test goodwill for impairment by comparing our Company's market capitalization to the carrying value of our consolidated net assets.

        During 2008, there was a significant decline in global stock prices, which had a negative impact on our Company's share price and market capitalization. We consider a decline in our share price that corresponds to an overall deterioration in stock market conditions to be less of an indicator of goodwill impairment than a unilateral decline in our share price reflecting adverse changes in our underlying operating performance, cash flows, and liquidity. We monitor changes in our share price between annual impairment tests to ensure that our Company's market capitalization continues to exceed the carrying value of the reporting unit. In the event that our Company's market capitalization does decline below its book value, we would consider the length and severity of the decline and the reason for the decline when assessing whether potential goodwill impairment exists. We believe that short-term fluctuations in share prices in increasingly volatile markets may not necessarily reflect underlying values. For example, a decline in share price due to the following reasons may not be indicative of an actual decline in the fair value of the reporting unit:

  •
  the decline is linked to external events or conditions such as broad market reaction to circumstances associated with one (or a few) pharmaceutical companies, which could cause temporary market declines for other companies in the same sector; or

  •
  the decline is associated with unusual market activity, such as a spike in short selling activity, which may have a temporary impact on a company's market capitalization but not reflect its underlying fair value.

        However, if a decline in our Company's market capitalization below book value persists for an extended period of time, we would likely consider the decline to be indicative of a decline in the fair value of the reporting unit.

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

Contingencies

        In the normal course of business, we are subject to loss contingencies, such as claims and assessments arising from litigation and other legal proceedings; contractual indemnities; product and environmental liabilities; and tax matters. We are required to accrue for such loss contingencies if it is probable that the outcome will be unfavourable and if the amount of the loss can be reasonably estimated. We are often unable to develop a best estimate of loss, in which case the minimum amount of loss, which could be zero, is recorded. We evaluate our exposure to loss based on the progress of each contingency, experience in similar contingencies, and consultation with internal and external legal counsel. We re-evaluate all contingencies as additional information becomes available. Given the uncertainties inherent in complex litigation and other contingencies, these evaluations can involve significant judgment about future events. The ultimate outcome of any litigation or other contingency may be material to our results of operations, financial position, and cash flows. For a discussion of our current legal proceedings, see note 28 to our Consolidated Financial Statements.

        We are self-insured for a portion of our product liability coverage. Reserves are established for all reported but unpaid claims and for estimates of incurred but not reported claims. Significant judgment is applied to estimate these reserves, and we engage an independent actuary to conduct an actuarial assessment of our liability. If actual claims are in excess of these estimates, additional reserves may be required, which could have a material impact on our results of operations.

Income Taxes

        We have operations in various countries that have differing tax laws and rates. A significant portion of our revenue and income is earned in Barbados, which has low domestic tax rates. Our tax structure is supported by current domestic tax laws in the countries in which we operate and the application of tax treaties between the various countries in which we operate. Our income tax reporting is subject to audit by domestic and foreign tax authorities. Our effective tax rate may change from year to year based on changes in the mix of activities and income allocated or earned among the different jurisdictions in which we operate; changes in tax laws in these jurisdictions; changes in tax treaties between various countries in which we operate; changes in our eligibility for benefits under those tax treaties; and changes in the estimated values of deferred tax assets and liabilities. Such changes could result in an increase in the effective tax rate on all or a portion of the income of our Company and/or any of our subsidiaries to a rate possibly exceeding the applicable statutory tax rate in Canada or the U.S.

        Our provision for income taxes is based on a number of estimates and assumptions made by management. Our consolidated income tax rate is affected by the amount of income earned in our various operating jurisdictions, the availability of benefits under tax treaties, and the rates of taxes payable in respect of that income. We enter into many transactions and arrangements in the ordinary course of business in which the tax treatment is not entirely certain. We must therefore make estimates and judgments based on our knowledge and understanding of applicable tax laws and tax treaties, and the application of those tax laws and tax treaties to our business, in determining our consolidated tax provision. For example, certain countries could seek to tax a greater share of income than has been provided for by us. The final outcome of any audits by taxation authorities may differ from the estimates and assumptions we have used in determining our consolidated income tax provisions and accruals. This could result in a material effect on our consolidated income tax provision, results of operations, and financial position for the period in which such determinations are made.

        We have recorded a valuation allowance on deferred tax assets primarily relating to a portion of our U.S. operating losses, our Canadian operating losses, SR&ED pool, ITC carryforward balances, and future tax depreciation. We have assumed that the deferred tax assets in respect of our Canadian operating losses, SR&ED pool and ITCs are more likely than not to remain unrealized. Our deferred tax assets and related valuation allowances are affected by events and transactions arising in the ordinary course of business, acquisitions of assets and businesses, and non-recurring items. The assessment of the appropriate amount of the valuation allowance against the net deferred tax asset is dependent upon several factors, including estimates of the

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

realization of deferred income tax assets, which realization is primarily based on forecasts of future taxable income. Significant judgment is applied to determine the appropriate amount of valuation allowance to record. Changes in the amount of the valuation allowance required could materially increase or decrease our provision for income taxes in a given period.

        Our deferred tax assets and related valuation allowances are affected by events and transactions arising in the ordinary course of business, acquisitions of assets and businesses, and non-recurring items. The assessment of the appropriate amount of the valuation allowance against the net deferred tax asset is dependent upon several factors, including estimates of the realization of deferred income tax assets, which realization is primarily based on forecasts of future taxable income.

Stock-Based Compensation

        Effective January 1, 2006, we adopted the fair value-based method for recognizing employee stock-based compensation. Prior to 2006, we did not recognize stock-based compensation expense for stock options granted to employees at fair market value. As there is no market for trading our employee stock options, we use the Black-Scholes option-pricing model to calculate stock option values, which requires certain assumptions related to the expected life of the stock option, future stock price volatility, risk-free interest rate, and dividend yield. The expected life of the stock option is based on historical exercise and forfeiture patterns. Future stock price volatility is based on historical volatility of our common shares over the expected life of the stock option. The risk-free interest rate is based on the rate at the time of grant for Canadian government bonds with a remaining term equal to the expected life of the stock option. Dividend yield is based on the stock option's exercise price and expected annual dividend rate at the time of grant. Changes to any of these assumptions, or the use of a different option-pricing model, such as the lattice model, could produce a different fair value for stock-based compensation expense, which could have a material impact on our results of operations.

        Commencing in 2008, we began to award RSUs, rather than stock options, to most employees under our 2007 Equity Compensation Plan. We determine the fair value of each RSU granted based on the trading price of our common shares on the date of grant, unless the vesting of the RSU is conditional on the attainment of any applicable performance goals specified by our Board of Directors, in which case we will use a Monte Carlo simulation model. The Monte Carlo simulation model utilizes multiple input variables to estimate the probability that the performance condition will be achieved.

RECENT ACCOUNTING PRONOUNCEMENTS

Adoption of New Accounting Standards

        Effective January 1, 2008, we adopted Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS 157") for financial assets and financial liabilities. SFAS 157 establishes a framework for measuring fair value in U.S. GAAP, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. SFAS 157 applies to all other accounting pronouncements that require (or permit) fair value measurements, but does not require any new fair value measurements in U.S. GAAP. Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). In determining fair value, we use various valuation techniques. SFAS 157 establishes a hierarchy for inputs to valuation techniques used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that reflect assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources. Unobservable inputs are inputs that reflect our own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. To the extent that the valuation technique is based on inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. The

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

adoption of SFAS 157 for financial assets and financial liabilities did not have a material effect on our consolidated financial statements, or result in any significant changes to our valuation techniques or key considerations used in valuations.

        In October 2008, the FASB issued FASB Staff Position ("FSP") No. FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" ("FSP 157-3"), which clarifies the application of SFAS 157 in a market that is not active. FSP 157-3 was effective for us at September 30, 2008. The effect of the adoption of FSP 157-3 on our consolidated financial statements was not material.

        Effective January 1, 2008, we adopted SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 provides companies with an option to report many financial instruments and certain other items at fair value. We elected the fair value option for available-for-sale securities owned by WLS, our equity method investee, in order to conform to the classification of those investments as trading securities by WLS. At January 1, 2008, the cumulative effect of the adoption of SFAS 159 resulted in the reclassification of an unrealized holding gain on those investments of $2.3 million from accumulated other comprehensive income to opening deficit. We did not elect the fair value option for any other eligible financial assets and financial liabilities that were not previously recorded at fair value.

        Emerging Issues Task Force ("EITF") Issue No. 07-3, "Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities" ("EITF 07-3"), became effective for new contracts entered into on or after January 1, 2008. Under EITF 07-3, non-refundable advance payments for goods and services that will be used in future research and development activities should be recognized as an expense as the goods are delivered or the services are performed rather than when the payment is made. The adoption of EITF 07-3 did not have any impact on our consolidated financial statements.

        In June 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS 162"). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements presented in conformity with U.S. GAAP. This Statement became effective November 15, 2008. The adoption of SFAS 162 did not have any impact on our consolidated financial statements.

        On January 1, 2007, we adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on the recognition and derecognition of income tax assets and liabilities; classification of current and deferred income tax assets and liabilities; accounting for interest and penalties associated with tax positions; accounting for income taxes in interim periods; and income tax disclosures. The cumulative effect of the application of the provisions of FIN 48 as of January 1, 2007, resulted in a reclassification of $31.4 million from current income taxes payable to non-current income taxes payable, a $2.2 million decrease in the valuation allowance against the net deferred tax asset, and a corresponding increase in the non-current income taxes payable of $2.2 million. Upon the adoption of FIN 48, we classified uncertain tax positions as non-current income taxes payable unless expected to be paid within one year. The adoption of FIN 48 is more fully described in note 25 to the Consolidated Financial Statements.

Recently Issued Accounting Standards, Not Adopted as of December 31, 2008

        In November 2008, the FASB ratified EITF Issue No. 08-7, "Accounting for Defensive Intangible Assets" ("EITF 08-7"). EITF 08-7 provides guidance for accounting for defensive intangible assets subsequent to their acquisition in accordance with SFAS No. 141(R), "Business Combinations" ("SFAS 141R") and SFAS 157, including the estimated useful life that should be assigned to such assets. EITF 08-7 is effective on a prospective basis for intangible assets acquired in fiscal years beginning after December 15, 2008. Accordingly, we are required to adopt EITF 08-7 for transactions occurring on or after January 1, 2009.

        In April 2008, the FASB issued FSP No. FAS 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP 142-3"). FSP 142-3 amends the factors that should be considered in developing renewal or extension

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, "Goodwill and Other Intangible Assets" and also requires expanded disclosure related to the determination of intangible asset useful lives. FSP 142-3 is effective for fiscal years beginning after December 15, 2008. Early adoption is prohibited. Accordingly, we are required to apply the guidance of FSP 142-3 for determining useful life to intangible assets acquired on or after January 1, 2009 and the disclosure requirements of FSP 142-3 to intangible assets recognized as of or after January 1, 2009.

        In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133" ("SFAS 161"). SFAS 161 applies to all derivative instruments and related hedged items accounted for under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 161 requires disclosures about how and why an entity uses derivative instruments; how derivative instruments and related hedged items are accounted for under SFAS 133; and how derivative instruments and related hedged items affect an entity's financial position, results of operations, and cash flows. SFAS 161 is effective for fiscal years beginning after December 15, 2008, with early adoption permitted. Accordingly, we are required to adopt the disclosure requirements of this standard beginning January 1, 2009.

        In February 2008, the FASB issued FSP No. FAS 157-2, "Effective Date of FASB Statement No. 157", which defers the effective date of SFAS 157 for one year for certain nonfinancial assets and liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually). Accordingly, we are required to adopt SFAS 157 beginning January 1, 2009 for nonfinancial assets and liabilities. We are currently evaluating the effect that the adoption of SFAS 157 for nonfinancial assets and liabilities will have on our consolidated financial statements.

        In December 2007, the EITF issued EITF Issue No. 07-1, "Accounting for Collaborative Arrangements" ("EITF 07-1"). EITF 07-1 provides guidance for determining if a collaborative arrangement exists and establishes reporting requirements for revenues and costs generated from transactions between parties within a collaborative arrangement, as well as between the parties in a collaborative arrangement and third parties, and provides guidance for financial statement disclosures of collaborative arrangements. EITF 07-1 is effective for fiscal years beginning after December 15, 2008, and is required to be applied retrospectively to all prior periods where collaborative arrangements existed as of the effective date. Accordingly, we are required to adopt EITF 07-1 beginning January 1, 2009. We are currently evaluating the effect that the adoption of EITF 07-1 will have on our consolidated financial statements.

        In December 2007, the FASB issued SFAS 141R and SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51" ("SFAS 160"). These standards significantly change the accounting for, and reporting of, business combination transactions and noncontrolling (minority) interests in consolidated financial statements, including requirements to recognize noncontrolling interests at fair value; capitalize in-process research and development assets acquired; and expense acquisition related costs as incurred. SFAS 141R and SFAS 160 are required to be adopted simultaneously, and are effective for fiscal years beginning after December 15, 2008. Early adoption is prohibited. Accordingly, we are required to adopt SFAS 141R for business combinations occurring on or after January 1, 2009. As we currently have no minority interests, the adoption of SFAS 160 beginning January 1, 2009 is not currently expected to have a material effect on our consolidated financial statements.

Transition to International Financial Reporting Standards

        On November 14, 2008, the SEC issued its "Roadmap" on the potential use of International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), in financial statements prepared by U.S. issuers. The Roadmap sets forth several milestones that, if achieved, could result in the mandatory use of IFRS in financial statements filed with the SEC by U.S. issuers beginning in 2014, 2015 or 2016, depending on the size of the issuer. For large accelerated filers, the Roadmap proposes that IFRS reporting commence with fiscal years ending on or after December 15, 2014. The Roadmap calls for the SEC to

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

make a final decision in 2011 on whether to proceed with the mandatory adoption of IFRS under the preceding timetable.

        IFRS will replace Canadian standards and interpretations as Canadian GAAP effective January 1, 2011. On June 27, 2008, the CSA issued Staff Notice 52-321, "Early Adoption of International Financial Reporting Standards, Use of U.S. GAAP and References to IFRS-IASB", which indicates that the CSA staff propose retaining the existing option for Canadian public companies that are also SEC issuers to use U.S. GAAP. Accordingly, we currently intend to continue our practice of following U.S. GAAP in financial statements filed with Canadian securities regulators and the SEC, until such time as U.S. issuers are required to adopt IFRS. We believe that U.S. GAAP financial statements afford better comparability with our U.S.-based industry peers. However, in anticipation of a mandatory transition to IFRS by U.S. issuers commencing in 2014, we will begin in 2009 to assess the effects on our Company of converting to IFRS so that appropriate planning strategies can be effected.

UNRESOLVED SEC STAFF COMMENTS

        On May 2, 2008, we were advised by the staff of the SEC that they had completed their review of our Annual Report on Form 20-F for the fiscal year ended December 31, 2007.

OSC CONTINUOUS DISCLOSURE REVIEW

        On July 18, 2008, we were advised that the OSC's Corporate Finance Branch had completed its most recent review of our continuous disclosure record.

MANAGEMENT'S REPORT ON DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

        We performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that the material financial and non-financial information required to be disclosed in filings with the SEC is recorded, processed, summarized, and reported in a timely manner. Based on our evaluation, our management, including the CEO and CFO, has concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934) as of December 31, 2008 are effective. Notwithstanding the foregoing, there can be no assurance that our disclosure controls and procedures will detect or uncover all failures of persons within our Company to disclose material information otherwise required to be set forth in our reports.

Internal Control Over Financial Reporting

        Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Our internal accounting controls systems are designed to provide reasonable assurance that assets are safeguarded, that transactions are executed in accordance with management's authorization and are properly recorded, and that accounting records are adequate for preparation of financial statements in accordance with U.S. GAAP and other financial information.

        Under the supervision and with the participation of management, including the CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation under this framework, management concluded that our internal controls over financial reporting were effective as of December 31, 2008.

        The effectiveness of our Company's internal controls over financial reporting as of December 31, 2008 has been audited by Ernst & Young LLP, as stated in their report on page 52 herein.

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts expressed in U.S. dollars)

Changes in Internal Control Over Financial Reporting

        There were no changes in our internal controls over financial reporting identified in connection with the evaluation thereof by our management, including the CEO and CFO, that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

 REPORT OF MANAGEMENT ON FINANCIAL STATEMENTS
AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Financial Statements

        The Company's management is responsible for preparing the accompanying consolidated financial statements in conformity with United States generally accepted accounting principles ("U.S. GAAP"). In preparing these consolidated financial statements, management selects appropriate accounting policies and uses its judgment and best estimates to report events and transactions as they occur. Management has determined such amounts on a reasonable basis in order to ensure that the consolidated financial statements are presented fairly, in all material respects. Financial information included throughout this Annual Report is prepared on a basis consistent with that of the accompanying consolidated financial statements.

        Ernst & Young LLP has been engaged by the Company's shareholders to audit the consolidated financial statements.

        The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board of Directors carries out this responsibility principally through its Audit Committee. The members of the Audit Committee are outside Directors. The Audit Committee considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the external auditors. Ernst & Young LLP has full and free access to the Audit Committee.

        Management acknowledges its responsibility to provide financial information that is representative of the Company's operations, is consistent and reliable, and is relevant for the informed evaluation of the Company's activities.

Internal Control Over Financial Reporting

        The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal accounting controls systems are designed to provide reasonable assurance that assets are safeguarded, that transactions are executed in accordance with management's authorization and are properly recorded, and that accounting records are adequate for preparation of financial statements in accordance with U.S. GAAP and other financial information.

        Under the supervision and with the participation of management, including the Company's Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation under this framework, management concluded that the Company's internal controls over financial reporting were effective as of December 31, 2008.

        The effectiveness of the Company's internal control over financial reporting as of December 31, 2008 has been audited by Ernst & Young LLP, as stated in their report on page 52 herein.

William Wells Chief Executive Officer	Margaret Mulligan Chief Financial Officer

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Biovail Corporation

        We have audited the accompanying consolidated balance sheets of Biovail Corporation as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Biovail Corporation at December 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with United States generally accepted accounting principles.

        As discussed in note 2 to the consolidated financial statements, effective January 1, 2006, Biovail Corporation changed its method of accounting for share-based payments in accordance with the guidance provided in Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment"; effective January 1, 2007, Biovail Corporation adopted Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109"; and, effective January 1, 2008, the Company adopted SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities."

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Biovail Corporation's internal control over financial reporting as of December 31, 2008, based on criteria established in the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2009 expressed an unqualified opinion thereon.

Toronto, Canada February 25, 2009	Chartered Accountants Licensed Public Accountants

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Shareholders of

Biovail Corporation

        We have audited Biovail Corporation's internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO" criteria). Biovail Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

        A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        In our opinion, Biovail Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of Biovail Corporation as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2008, and our report dated February 25, 2009, expressed an unqualified opinion thereon.

Toronto, Canada February 25, 2009	Chartered Accountants Licensed Public Accountants

BIOVAIL CORPORATION

CONSOLIDATED BALANCE SHEETS

In accordance with United States Generally Accepted Accounting Principles

(All dollar amounts expressed in thousands of U.S. dollars)

	At December 31
	2008	2007
ASSETS
Current
Cash and cash equivalents	$317,547	$433,641
Short-term investment	278	—
Marketable securities	719	3,895
Accounts receivable	90,051	111,114
Insurance recoveries receivable	812	62,942
Inventories	59,561	80,745
Assets held for sale	6,814	—
Prepaid expenses and other current assets	14,582	14,680

	490,364	707,017

Marketable securities	21,916	24,417
Long-term investments	102	24,834
Property, plant and equipment, net	148,269	238,457
Intangible assets, net	720,372	630,514
Goodwill	100,294	100,294
Deferred tax assets, net of valuation allowance	116,800	20,700
Other long-term assets, net	25,448	35,882

	$1,623,565	$1,782,115

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable	$41,070	$50,415
Dividends payable	59,331	—
Accrued liabilities	85,169	74,363
Accrued legal settlements	32,565	148,000
Accrued contract costs	—	45,065
Income taxes payable	8,596	647
Deferred revenue	40,435	49,088

	267,166	367,578

Deferred revenue	84,953	55,653
Income taxes payable	63,700	54,100
Other long-term liabilities	6,147	6,965

	421,966	484,296

Shareholders' equity
Common shares, no par value, unlimited shares authorized, 158,216,132 and 161,023,729 issued and outstanding at December 31, 2008 and 2007, respectively	1,463,873	1,489,807
Additional paid-in capital	31,966	23,925
Deficit	(319,909)	(278,495)
Accumulated other comprehensive income	25,669	62,582

	1,201,599	1,297,819

	$1,623,565	$1,782,115

Commitments and contingencies (notes 28 and 29)

On behalf of the Board:

William Wells Director	Michael Van Every Director

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

In accordance with United States Generally Accepted Accounting Principles
(All dollar amounts expressed in thousands of U.S. dollars, except per share data)

	Years Ended December 31
	2008	2007	2006
REVENUE
Product sales	$714,548	$801,046	$1,021,278
Research and development	24,356	23,828	21,593
Royalty and other	18,274	17,944	24,851

	757,178	842,818	1,067,722

EXPENSES
Cost of goods sold (exclusive of amortization of intangible assets shown separately below)	197,167	223,680	211,152
Research and development	92,844	118,117	95,479
Selling, general and administrative	188,922	161,001	238,441
Amortization of intangible assets	51,369	48,049	56,457
Restructuring costs	70,202	668	15,126
Legal settlements, net of insurance recoveries	32,565	95,114	14,400
Intangible asset impairments, net of gain on disposal	—	9,910	143,000
Contract costs (recovery)	—	(1,735)	54,800

	633,069	654,804	828,855

Operating income	124,109	188,014	238,867
Interest income	9,400	24,563	29,199
Interest expense	(1,018)	(9,745)	(35,203)
Foreign exchange gain (loss)	(1,057)	5,491	(2,360)
Equity loss	(1,195)	(2,528)	(529)
Loss on impairment of investments	(9,869)	(8,949)	—
Gain on disposal of investments	6,534	24,356	—
Loss on early extinguishment of debt	—	(12,463)	—

Income from continuing operations before income taxes	126,904	208,739	229,974
Provision for (recovery of) income taxes	(73,000)	13,200	14,500

Income from continuing operations	199,904	195,539	215,474
Loss from discontinued operation	—	—	(3,848)

Net income	$199,904	$195,539	$211,626

Basic and diluted earnings (loss) per share
Income from continuing operations	$1.25	$1.22	$1.35
Loss from discontinued operation	—	—	(0.03)

Net income	$1.25	$1.22	$1.32

Weighted-average number of common shares outstanding (000s)
Basic	159,730	160,839	160,060
Diluted	159,730	160,875	160,078

Cash dividends declared per share	$1.50	$1.50	$1.00

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

In accordance with United States Generally Accepted Accounting Principles
(All dollar amounts expressed in thousands of U.S. dollars)

	Common Shares
					Accumulated Other Comprehensive Income
	Shares (000s)	Amount	Additional Paid-In Capital	Deficit		Total
Balance, January 1, 2006	159,588	$1,461,077	$377	$(284,075)	$50,985	$1,228,364
Common shares issued under equity compensation plans	844	15,659	(219)	—	—	15,440
Common shares issued under Employee Stock Purchase Plan	12	194	—	—	—	194
Stock-based compensation	—	—	14,794	—	—	14,794
Cash dividends declared ($1.00 per share)	—	—	—	(160,284)	—	(160,284)

	160,444	1,476,930	14,952	(444,359)	50,985	1,098,508

Comprehensive income:
Net income	—	—	—	211,626	—	211,626
Other comprehensive loss	—	—	—	—	(7,877)	(7,877)

Total comprehensive income						203,749

Balance, December 31, 2006	160,444	1,476,930	14,952	(232,733)	43,108	1,302,257

Common shares issued under equity compensation plans	580	12,877	(1,660)	—	—	11,217
Stock-based compensation	—	—	10,633	—	—	10,633
Cash dividends declared ($1.50 per share)	—	—	—	(241,301)	—	(241,301)

	161,024	1,489,807	23,925	(474,034)	43,108	1,082,806

Comprehensive income:
Net income	—	—	—	195,539	—	195,539
Other comprehensive income	—	—	—	—	19,474	19,474

Total comprehensive income						215,013

Balance, December 31, 2007	161,024	1,489,807	23,925	(278,495)	62,582	1,297,819

Repurchase of common shares	(2,818)	(26,077)	—	(3,765)	—	(29,842)
Common shares issued under equity compensation plans	10	143	(143)	—	—	—
Stock-based compensation	—	—	7,906	—	—	7,906
Cash dividends declared and dividend equivalents ($1.50 per share)	—	—	278	(239,896)	—	(239,618)
Cumulative effect of adoption of SFAS 159	—	—	—	2,343	—	2,343

	158,216	1,463,873	31,966	(519,813)	62,582	1,038,608

Comprehensive income:
Net income	—	—	—	199,904	—	199,904
Other comprehensive loss	—	—	—	—	(36,913)	(36,913)

Total comprehensive income						162,991

Balance, December 31, 2008	158,216	$1,463,873	$31,966	$(319,909)	$25,669	$1,201,599

The accompanying notes are an integral part of the consolidated financial statements

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

In accordance with United States Generally Accepted Accounting Principles
(All dollar amounts expressed in thousands of U.S. dollars)

	Years Ended December 31
	2008	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$199,904	$195,539	$211,626
Adjustments to reconcile net income to net cash provided by continuing operating activities
Depreciation and amortization	102,905	94,985	92,150
Amortization and write-down of deferred financing costs	520	4,821	2,300
Amortization and write-down of discounts on long-term obligations	—	962	1,291
Deferred income taxes	(90,000)	—	—
Payment of accrued legal settlements, net of insurance recoveries	(93,048)	(16,462)	—
Additions to accrued legal settlements, net of insurance recoveries	32,565	95,114	14,400
Accrued contract costs	(45,065)	(8,000)	54,800
Stock-based compensation	7,906	10,633	14,794
Gain on disposal of investments and intangible assets	(6,534)	(24,356)	(4,000)
Impairment charges	69,056	21,468	151,140
Equity loss	1,195	2,528	529
Premium paid on early extinguishment of debt	—	7,854	—
Contract recoveries	—	(1,735)	—
Loss from discontinued operation	—	—	3,848
Other	(389)	5,578	2,083
Changes in operating assets and liabilities:
Accounts receivable	20,441	18,052	4,688
Insurance recoveries receivable	7,178	(7,994)	—
Inventories	20,577	3,023	10,906
Prepaid expenses and other current assets	318	376	(311)
Accounts payable	(6,135)	3,273	(12,999)
Accrued liabilities	3,584	(26,496)	13,694
Income taxes payable	8,700	(7,514)	3,897
Deferred revenue	(29,353)	(30,796)	(42,319)

Net cash provided by continuing operating activities	204,325	340,853	522,517

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of business, net of cash acquired	(101,920)	—	—
Transfer from restricted cash	83,048	—	—
Transfer to restricted cash	(83,048)	—	—
Proceeds from the sale of short-term investments	79,735	—	—
Additions to short-term investments	(79,725)	—	—
Proceeds on disposal of long-term investments, net of costs	25,206	52,669	—
Additions to property, plant and equipment, net	(21,999)	(35,086)	(44,802)
Additions to restricted assets	(7,288)	—	—
Additions to marketable securities	(6,290)	(34,534)	(3,196)
Proceeds from sale and maturity of marketable securities	4,450	3,282	4,854
Additions to long-term investments	—	(1,376)	(1,303)
Proceeds on disposal of intangible assets	—	—	4,000

Net cash used in continuing investing activities	(107,831)	(15,045)	(40,447)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid	(180,287)	(321,523)	(80,062)
Repurchase of common shares	(29,842)	—	—
Repayment of deferred compensation obligation, net	(182)	(338)	(175)
Redemption of Senior Subordinated Notes	—	(406,756)	(1,098)
Repayments of other long-term obligations	—	(11,250)	(25,280)
Issuance of common shares	—	11,217	15,634
Financing costs paid	—	—	(1,275)

Net cash used in continuing financing activities	(210,311)	(728,650)	(92,256)

CASH FLOWS FROM DISCONTINUED OPERATION
Net cash used in operating activities	—	—	(558)

Net cash used in discontinued operation	—	—	(558)

Effect of exchange rate changes on cash and cash equivalents	(2,277)	1,943	(5)

Net increase (decrease) in cash and cash equivalents	(116,094)	(400,899)	389,251
Cash and cash equivalents, beginning of year	433,641	834,540	445,289

Cash and cash equivalents, end of year	$317,547	$433,641	$834,540

NON-CASH INVESTING AND FINANCING ACTIVITIES
Proceeds receivable from sale of long-term investment	169	—	—
Cash dividends declared but unpaid	(59,331)	—	(80,222)

The accompanying notes are an integral part of the consolidated financial statements

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

1.     DESCRIPTION OF BUSINESS

  Biovail Corporation ("Biovail" or the "Company") was established on March 29, 1994, and was continued under the Canada Business Corporations Act on June 29, 2005. The Company is engaged in the formulation, clinical testing, registration, manufacture, and commercialization of pharmaceutical products.

2.     SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

  The consolidated financial statements have been prepared by the Company in United States ("U.S.") dollars and in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"), applied on a consistent basis.

  Principles of Consolidation

  The consolidated financial statements include the accounts of the Company and those of its subsidiaries. All intercompany transactions and balances have been eliminated.

  Use of Estimates

  In preparing the Company's consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting periods. Significant estimates made by management include: provisions for product returns, recalls, rebates and chargebacks; useful lives of long-lived assets; expected future cash flows used in evaluating long-lived assets for impairment; reporting unit fair value in testing goodwill for impairment; provisions for loss contingencies; provisions for income taxes and realizability of deferred tax assets; and the allocation of the purchase price of acquired assets and businesses. Under certain product manufacturing and supply agreements, management relies on estimates for future returns, rebates and chargebacks made by the Company's third-party strategic marketing partners. On an ongoing basis, management reviews its estimates to ensure that these estimates appropriately reflect changes in the Company's business and new information as it becomes available. If historical experience and other factors used by management to make these estimates do not reasonably reflect future activity, the Company's consolidated financial statements could be materially impacted.

  Fair Value of Financial Instruments

  The estimated fair values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their carrying values due to their short maturity periods. The fair values of marketable securities, short- and long-term investments, long-term obligations, and derivative financial instruments are based on quoted market prices, if available, or estimated discounted future cash flows.

  Cash and Cash Equivalents

  Cash and cash equivalents include certificates of deposit, treasury bills, and investment-grade commercial paper with maturities of three months or less when purchased.

  Marketable Securities

  Marketable securities are classified as being available-for-sale. These securities are reported at fair value with all unrealized gains and temporary unrealized losses recognized in other comprehensive income. Unrealized losses on these securities that are considered to be other-than-temporary are recognized in net income. Realized gains and losses on the sale of these securities are recognized in net income. The cost of securities sold is calculated using the specific identification method, if determinable, otherwise the average cost method is applied. The amortization of acquisition premiums or discounts is recorded as a deduction from or addition to interest income earned on these securities.

  Concentrations of Credit Risk

  Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, marketable securities, and accounts receivable.

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

2.     SIGNIFICANT ACCOUNTING POLICIES (Continued)

  The Company invests its excess cash in high-quality, liquid money market instruments with varying maturities, but typically less than three months. The Company maintains its cash and cash equivalents with major financial institutions. The Company has not experienced any significant losses on its cash or cash equivalents.

  The Company's marketable securities portfolio includes investment-grade corporate, government or government-sponsored enterprise fixed income securities with a maximum term to maturity of three years. No single issuer comprises more than 20% of the portfolio.

  The Company's marketable securities portfolio also includes investments in nine individual auction rate securities. These securities represent interests in collateralized debt obligations supported by pools of residential and commercial mortgages or credit cards, insurance securitizations, and other structured credits, including corporate bonds. Some of the underlying collateral for these securities consists of sub-prime mortgages.

  A significant portion of the Company's product sales is made to its third-party strategic marketing partners, as well as major drug wholesalers in the U.S. and Canada. The Company's five largest customers accounted for 67% and 69% of trade receivables at December 31, 2008 and 2007, respectively. The Company performs periodic credit evaluations of customers and generally does not require collateral. An allowance for doubtful accounts is maintained for potential credit losses based on the aging of accounts receivable, historical bad debts experience, and changes in customer payment patterns. Accounts receivable balances are written off against the allowance when it is probable that the receivable will not be collected. The Company has not experienced any significant losses from uncollectible accounts in the three-year period ended December 31, 2008.

  Insurance Recoveries Receivable

  A claim for insurance recovery is recognized when the claim becomes probable of realization.

  Inventories

  Inventories comprise raw materials, work in process, and finished goods, which are valued at the lower of cost or market, on a first-in, first-out basis. Cost for work in process and finished goods inventories includes materials, direct labour, and an allocation of overheads. Market for raw materials is replacement cost, and for work in process and finished goods is net realizable value. Allowances are maintained for slow-moving inventories based on the remaining shelf life of, and estimated time required to sell, such inventories. Obsolete inventory is written off against the allowance. Rejected product is written off directly to cost of goods sold.

  Long-Term Investments

  Non-marketable investments are accounted for using the cost method. Declines in the fair value of these investments below their cost bases that are considered to be other-than-temporary are recognized in net income. The Company did not have any cost method investments at December 31, 2008.

  The Company accounts for its investment in Western Life Sciences ("WLS") using the equity method. WLS is a venture fund that invests in early-stage biotechnology companies. Prior to March 31, 2008, the Company recognized its share of the losses of WLS in net income. As of March 31, 2008, the Company's share of the cumulative net losses of WLS exceeded the carrying value of its investment. As the Company is not committed to make further capital contributions to WLS, the Company discontinued applying the equity method and its investment in WLS was reduced to zero.

  The Company evaluates long-term investments for other-than-temporary declines in fair value whenever there are indicators of impairment. Indicators of impairment include: a sustained decline in the quoted market price of a marketable investment; a significant deterioration in the earnings performance, credit rating, or business prospects of the investee; and a significant adverse change in the regulatory, economic, or technological environment of the investee. Factors that the Company considers in determining whether a decline is other-than-temporary include: the financial condition and near-term prospects of the investee; the duration and extent to which the fair value of an investment is below its cost basis; and the Company's ability and intent to hold the investment until a recovery in fair value occurs (which may be maturity for a debt security).

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

2.     SIGNIFICANT ACCOUNTING POLICIES (Continued)

  Property, Plant and Equipment

  Property, plant and equipment are reported at cost, less accumulated depreciation. Costs incurred on assets under construction are capitalized as construction in progress. Depreciation is calculated using the straight-line method, commencing when the assets become available for productive use, based on the following estimated useful lives:

Buildings	25 years
Machinery and equipment	5-10 years
Other equipment	3-10 years
Leasehold improvements	Lesser of term of lease or 10 years

  Intangible Assets

  Intangible assets are reported at cost, less accumulated amortization. Intangible assets acquired through asset acquisitions or business combinations are initially recognized at estimated fair value. Intangible assets with finite lives are amortized over their estimated useful lives. Amortization is calculated using the straight-line method based on the following estimated useful lives:

Trademarks	20 years
Product rights	7-20 years
Technology	15 years

  The Company does not have any indefinite-lived intangible assets.

  Impairment of Long-Lived Assets

  The Company tests long-lived assets for impairment at least annually, or whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Indicators of potential impairment include: an adverse change in legal factors or in the business climate that could affect the value of an asset; an adverse change in the extent or manner in which an asset is used or is expected to be used, or in its physical condition; and current or forecasted operating or cash flow losses that demonstrate continuing losses associated with the use of an asset. If indicators of impairment are present, a long-lived asset is tested for recoverability by comparing the carrying value of the asset to the related estimated undiscounted future cash flows expected to be derived from the asset. If those expected cash flows are less than the carrying value of a long-lived asset, then the asset is considered to be impaired and its carrying value is written down to fair value, based on the related estimated discounted future cash flows.

  The Company recognizes a long-lived asset that is held for sale at the lower of its carrying value and its estimated fair value less cost to sell.

  Goodwill

  Goodwill represents the excess of the purchase price of acquired businesses over the estimated fair value of the identifiable net assets acquired. Goodwill is not amortized but is tested for impairment at least annually at the reporting unit level. A reporting unit is the same as, or one level below, an operating segment. The Company currently has one operating segment and one reporting unit, which is the consolidated company. The Company uses its market capitalization as the measurement basis for the estimated fair value of its reporting unit. Accordingly, the Company tests goodwill for impairment by comparing its market capitalization to the carrying value of its consolidated net assets. On that basis, there was no indication of goodwill impairment at December 31, 2008 or 2007.

  Deferred Financing Costs

  Deferred financing costs are reported at cost, less accumulated amortization, and are recorded in other long-term assets. Amortization is calculated using the straight-line method over the term of the related long-term obligations. Amortization expense related to deferred financing costs is included in interest expense.

  Derivative Financial Instruments

  From time to time, the Company utilizes derivative financial instruments to manage its exposure to market risks. The Company does not utilize derivative financial instruments for trading or speculative purposes. The Company accounts for derivative financial instruments as either assets or liabilities at fair value. The Company did not hold any derivative financial instruments at December 31, 2008 or 2007.

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

2.     SIGNIFICANT ACCOUNTING POLICIES (Continued)

  Deferred Leasehold Inducements

  Leasehold inducements comprise free rent and leasehold improvement incentives. Leasehold inducements are deferred and amortized to reduce rental expense on a straight-line basis over the term of the related lease. Deferred leasehold inducements are included in other long-term liabilities.

  Foreign Currency Translation

  The financial statements of the Company's operations having a functional currency other than U.S. dollars are translated into U.S. dollars at the rate of exchange prevailing at the balance sheet date for asset and liability accounts, and at the average rate of exchange for the reporting period for revenue and expense accounts. The cumulative foreign currency translation adjustment is recorded as a component of accumulated other comprehensive income in shareholders' equity.

  The functional currency of the Company's Irish subsidiary group is the U.S. dollar. Non-monetary balance sheet and related income statement accounts are remeasured into U.S. dollars using historical exchange rates. Remeasurement gains and losses are recognized in net income. During 2008, the Company substantially liquidated its Irish subsidiary group, which included the closure of its research and development facility in Dublin, Ireland (as described in note 4).

  Foreign currency exchange gains and losses on transactions occurring in a currency other than an operation's functional currency are recognized in net income.

  Revenue Recognition

  Effective January 1, 2000, the Company adopted the provisions of the U.S. Securities and Exchange Commission ("SEC") Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"), as amended by SAB No. 104, "Revenue Recognition". Total revenue in 2008 included $2,200,000 of amortization of revenue deferred upon the adoption of SAB 101, compared with $3,400,000 in each of 2007 and 2006.

  Revenue is realized or realizable and earned when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price to the customer is fixed or determinable, and collectibility is reasonably assured. From time to time, the Company enters into transactions that represent multiple-element arrangements, which may include research and development, manufacturing, and/or marketing deliverables. Management evaluates arrangements with multiple deliverables to determine whether the deliverables represent one or more units of accounting for the purpose of revenue recognition. A delivered item is considered a separate unit of accounting if the delivered item has standalone value to the customer, the fair value of any undelivered items can be reliably determined, and the delivery of undelivered items is probable and substantially in the Company's control. The relevant revenue recognition accounting policy is applied to each separate unit of accounting.

  Product Sales

  Product sales revenue is recognized when title has transferred to the customer and the customer has assumed the risks and rewards of ownership. Amounts received from customers as prepayments for products to be shipped in the future are recorded in deferred revenue.

  Revenue from product sales is recognized net of provisions for estimated discounts, allowances, returns, rebates, and chargebacks. The Company offers discounts for prompt payment and other incentive allowances to customers. Provisions for discounts and allowances are estimated based on contractual sales terms with customers and historical payment experience. The Company allows customers to return product within a specified period of time before and after its expiration date. Provisions for returns are estimated based on historical return and exchange levels, and third-party data with respect to prescription demand for the Company's products and inventory levels of the Company's products in the wholesale distribution channel. The Company is subject to rebates on sales made under governmental and managed care pricing programs, and chargebacks on sales made to group purchasing organizations. Provisions for rebates and chargebacks are estimated based on historical experience, relevant statutes with respect to governmental pricing programs, and contractual sales terms with managed care providers and group purchasing organizations.

  The Company is party to manufacturing and supply agreements with a number of third-party strategic marketing partners in the U.S. Under the terms of those agreements, the Company's supply prices for its products are determined after taking into consideration estimates for future returns, rebates, and chargebacks provided to the Company by each partner. The Company makes adjustments as needed to state these estimates on a basis consistent with this policy, and the Company's methodology for estimating returns, rebates, and chargebacks related to its own direct product sales.

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

2.     SIGNIFICANT ACCOUNTING POLICIES (Continued)

  Research and Development

  Research and development revenue attributable to the performance of contract research services is recognized as the services are performed, under the proportionate performance convention of revenue recognition. Performance is measured based on units-of-work performed relative to total units-of-work contracted. For clinical research services, units-of-work is generally measured in terms of bed night stays, and for laboratory-testing services, units-of-work is generally measured in terms of numbers of samples analyzed. Costs and profit margin related to these services that are in excess of amounts billed are recorded in accounts receivable, and amounts billed related to these services that are in excess of costs and profit margin are recorded in deferred revenue.

  Non-refundable, up-front fees for access to the Company's proprietary technology in connection with certain research and development arrangements are deferred and recognized as revenue on a straight-line basis over the term of the related arrangement. Contingent revenue in connection with those arrangements attributable to the achievement of regulatory or developmental milestones is recognized only on the achievement of the applicable milestone.

  Royalty

  Royalty revenue is recognized based on the terms of the specific licensing contracts, and when the Company has no future obligations with respect to the royalty fee. Royalty revenue is recognized net of amounts payable to sublicensees where the Company is simply acting as an agent for the sublicensee.

  Other

  Co-promotion revenue is recognized based on the terms of the specific co-promotion contracts, and is generally determined on a fee per call basis or based on a percentage of the net sales of the co-promoted products. Sales and marketing costs related to co-promotion revenue are recorded in selling, general and administrative expenses. The Company did not earn any co-promotion revenue in 2008, compared with $202,000 and $4,311,000 in 2007 and 2006, respectively.

  Licensing revenue is deferred and recognized on a straight-line basis over the licensing period.

  Shipping and Handling Costs

  The Company generally does not charge customers for shipping and handling costs. These costs are included in cost of goods sold.

  Research and Development Expenses

  Costs related to internal research and development programs are expensed as goods are delivered or services are performed. Under certain research and development agreements with third parties, the Company may be required to make payments that are contingent on the achievement of specific developmental, regulatory and/or commercial milestones. Before a product receives regulatory approval, milestone payments made to third parties are expensed when the milestone is achieved. Milestone payments made to third parties after regulatory approval is received are capitalized and amortized over the estimated useful life of the approved product.

  Costs associated with providing contract research services to third parties are included in research and development expenses. These costs amounted to $23,033,000, $17,507,000 and $17,684,000 in 2008, 2007 and 2006, respectively.

  Acquired Research and Development Expense

  The fair value of an in-process research and development project acquired through an asset acquisition or business combination is expensed as acquired research and development if the underlying product has not reached technological feasibility at the date of acquisition and has no alternative future use. The fair value of in-process research and development is determined using an income approach on a project-by-project basis. The estimated future net cash flows related to each project includes the costs to develop the project into a commercially viable product, and the projected revenues to be earned upon commercialization of the product when complete. The discount rate used to calculate the present value of the estimated future net cash flows related to each project is determined based on the relative risk of achieving the project's net cash flows. The discount rate reflects the project's stage of completion and other risk factors, which include the nature and complexity of the product, the projected costs to complete, expected market competition, and the estimated useful life of the product. The Company did not acquire any in-process research and development projects in 2008, 2007 or 2006.

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

2.     SIGNIFICANT ACCOUNTING POLICIES (Continued)

  Legal Costs

  Legal fees and other costs related to litigation and other legal proceedings are expensed as incurred and included in selling, general and administrative expenses. Legal costs expensed are reported net of expected insurance recoveries.

  Advertising Costs

  Advertising costs comprise product samples, print media, and promotional materials. Advertising costs related to new product launches are expensed on the first use of the advertisement. The Company did not have any deferred advertising costs at December 31, 2008 or 2007.

  Advertising costs expensed in 2008, 2007 and 2006 were $7,757,000, $3,773,000 and $19,828,000, respectively. These costs are included in selling, general and administrative expenses.

  Stock-Based Compensation

  Prior to January 1, 2006, the Company recognized employee stock-based compensation under the intrinsic value-based method of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Accordingly, no compensation expense for stock options granted to employees at fair market value was included in the determination of net income prior to January 1, 2006. Effective January 1, 2006, the Company adopted Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), which revises SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), and supersedes APB 25. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The Company elected to use the modified-prospective transition method of adoption. That method required that compensation expense be recorded for all share-based payments granted, modified or settled after the date of adoption and for all unvested stock options at the date of adoption. Prior periods were not restated to recognize stock-based compensation expense in amounts previously reported in the pro forma note disclosures under SFAS 123.

  The Company recognizes all share-based payments to employees, including grants of employee stock options and restricted share units ("RSUs"), at estimated fair value. The Company amortizes the fair values of stock option or RSU grants on a straight-line basis over the requisite service period of the individual stock option or RSU grant, which generally equals the vesting period. Stock option and RSU forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

  The fair value of Deferred Share Units ("DSUs") granted to directors is recognized as compensation expense at the grant date, and a DSU liability is recorded on the consolidated balance sheet. The fair value of the DSU liability is remeasured at each reporting date, with a corresponding adjustment to compensation expense in the reporting period.

  Stock-based compensation is recorded in cost of goods sold, research and development expenses, and selling, general and administrative expenses, as appropriate.

  Interest Expense

  Interest expense includes standby fees and the amortization of deferred financing costs. Interest costs are expensed as incurred, except to the extent such interest is related to construction in progress, in which case interest is capitalized. The Company did not capitalize any interest costs in 2008 or 2007, compared with $866,000 in 2006. Interest paid in 2008, 2007 and 2006 amounted to $459,000, $16,098,000 and $31,490,000, respectively.

  Income Taxes

  Income taxes are accounted for under the liability method. Deferred tax assets and liabilities are recognized for the differences between the financial statement and income tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. A valuation allowance is provided for the portion of deferred tax assets that is more likely than not to remain unrealized. Deferred tax assets and liabilities are measured using enacted tax rates and laws.

  On January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

2.     SIGNIFICANT ACCOUNTING POLICIES (Continued)

  on the recognition and derecognition of income tax assets and liabilities; classification of current and deferred income tax assets and liabilities; accounting for interest and penalties associated with tax positions; accounting for income taxes in interim periods; and income tax disclosures. The cumulative effect of the application of the provisions of FIN 48 is described in note 25.

  Earnings Per Share

  Basic earnings per share are calculated by dividing net income by the weighted-average number of common shares outstanding during the reporting period. Diluted earnings per share are calculated by dividing net income by the weighted-average number of common shares outstanding during the reporting period after giving effect to dilutive potential common shares, including stock options and RSUs. The dilutive effect of stock options and RSUs is determined using the treasury stock method.

  Comprehensive Income

  Comprehensive income comprises net income and other comprehensive income. Other comprehensive income comprises foreign currency translation adjustments and unrealized holding gains or losses on available-for-sale investments. Accumulated other comprehensive income is recorded as a component of shareholders' equity.

  Contingencies

  In the normal course of business, the Company is subject to loss contingencies, such as claims and assessments arising from litigation and other legal proceedings, contractual indemnities, product and environmental liabilities, and tax matters. In addition, the Company is self-insured for a portion of its product liability coverage. Accruals for loss contingencies are recorded when the Company determines that it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. If the estimate of the amount of the loss is a range and some amount within the range appears to be a better estimate than any other amount within the range, that amount is accrued as a liability. If no amount within the range is a better estimate than any other amount, the minimum amount of the range is accrued as a liability.

  Adoption of New Accounting Standards

  Effective January 1, 2008, the Company adopted SFAS No. 157, "Fair Value Measurements" ("SFAS 157") for financial assets and financial liabilities. SFAS 157 establishes a framework for measuring fair value in U.S. GAAP, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. SFAS 157 applies to all other accounting pronouncements that require (or permit) fair value measurements, but does not require any new fair value measurements in U.S. GAAP. Under SFAS 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). In determining fair value, the Company uses various valuation techniques. SFAS 157 establishes a hierarchy for inputs to valuation techniques used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that reflect assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. There are three levels to the hierarchy based on the reliability of inputs, as follows:

  •
  Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

  •
  Level 2 — Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets and liabilities in markets that are not active.

  •
  Level 3 — Unobservable inputs for the asset or liability.

  To the extent that the valuation technique is based on inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.

  The adoption of SFAS 157 for financial assets and financial liabilities did not have a material effect on the Company's consolidated financial statements, or result in any significant changes to its valuation techniques or key considerations used in valuations.

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

2.     SIGNIFICANT ACCOUNTING POLICIES (Continued)

  In October 2008, the FASB issued FASB Staff Position ("FSP") No. FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" ("FSP 157-3"), which clarifies the application of SFAS 157 in a market that is not active. FSP 157-3 was effective for the Company at September 30, 2008. The Company incorporated the additional guidance provided by FSP 157-3 in the measurement of fair value of the auction rate securities disclosed in note 6. The effect of the adoption of FSP 157-3 on the Company's consolidated financial statements was not material.

  Effective January 1, 2008, the Company adopted SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 provides companies with an option to report many financial instruments and certain other items at fair value. The Company elected the fair value option for available-for-sale securities owned by WLS, its equity method investee, in order to conform to the classification of those investments as trading securities by WLS. At January 1, 2008, the cumulative effect of the adoption of SFAS 159 resulted in the reclassification of an unrealized holding gain on those investments of $2,343,000 from accumulated other comprehensive income to opening deficit. The Company did not elect the fair value option for any other eligible financial assets and financial liabilities that were not previously recorded at fair value.

  Emerging Issues Task Force ("EITF") Issue No. 07-3, "Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities" ("EITF 07-3"), became effective for new contracts entered into on or after January 1, 2008. Under EITF 07-3, non-refundable advance payments for goods and services that will be used in future research and development activities should be recognized as an expense as the goods are delivered or the services are performed rather than when the payment is made. The adoption of EITF 07-3 did not have any impact on the Company's consolidated financial statements.

  In June 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS 162"). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements presented in conformity with U.S. GAAP. SFAS 162 became effective November 15, 2008. The adoption of SFAS 162 did not have any impact on the Company's consolidated financial statements.

  Recently Issued Accounting Standards, Not Adopted as of December 31, 2008

  In November 2008, the FASB ratified EITF Issue No. 08-7, "Accounting for Defensive Intangible Assets" ("EITF 08-7"). EITF 08-7 provides guidance for accounting for defensive intangible assets subsequent to their acquisition in accordance with SFAS No. 141(R), "Business Combinations" ("SFAS 141R") and SFAS 157, including the estimated useful life that should be assigned to such assets. EITF 08-7 is effective on a prospective basis for intangible assets acquired in fiscal years beginning after December 15, 2008. Accordingly, the Company is required to adopt EITF 08-7 for transactions occurring on or after January 1, 2009.

  In April 2008, the FASB issued FSP No. FAS 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP 142-3"). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, "Goodwill and Other Intangible Assets" and also requires expanded disclosure related to the determination of intangible asset useful lives. FSP 142-3 is effective for fiscal years beginning after December 15, 2008. Early adoption is prohibited. Accordingly, the Company is required to apply the guidance of FSP 142-3 for determining useful life to intangible assets acquired on or after January 1, 2009 and the disclosure requirements of FSP 142-3 to intangible assets recognized as of or after January 1, 2009.

  In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133" ("SFAS 161"). SFAS 161 applies to all derivative instruments and related hedged items accounted for under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 161 requires disclosures about how and why an entity uses derivative instruments; how derivative instruments and related hedged items are accounted for under SFAS 133; and how derivative instruments and related hedged items affect an entity's financial position, results of operations, and cash flows. SFAS 161 is effective for fiscal years beginning after December 15, 2008, with early adoption permitted. Accordingly, the Company is required to adopt the disclosure requirements of this standard beginning January 1, 2009.

  In February 2008, the FASB issued FSP No. FAS 157-2, "Effective Date of FASB Statement No. 157", which defers the effective date of SFAS 157 for one year for certain nonfinancial assets and liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually). Accordingly, the Company is required to adopt SFAS 157 for nonfinancial assets and liabilities beginning January 1, 2009. The Company is currently evaluating the effect that the adoption of SFAS 157 for nonfinancial assets and liabilities will have on its consolidated financial statements.

  In December 2007, the EITF issued EITF Issue No. 07-1, "Accounting for Collaborative Arrangements" ("EITF 07-1"). EITF 07-1 provides guidance for determining if a collaborative arrangement exists and establishes reporting requirements for revenues and costs generated from transactions between parties within a collaborative arrangement, as well as between the parties in a

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

2.     SIGNIFICANT ACCOUNTING POLICIES (Continued)

  collaborative arrangement and third parties, and provides guidance for financial statement disclosures of collaborative arrangements. EITF 07-1 is effective for fiscal years beginning after December 15, 2008, and is required to be applied retrospectively to all prior periods where collaborative arrangements existed as of the effective date. Accordingly, the Company is required to adopt EITF 07-1 beginning January 1, 2009. The Company is currently evaluating the effect that the adoption of EITF 07-1 will have on its consolidated financial statements.

  In December 2007, the FASB issued SFAS 141R and SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51" ("SFAS 160"). These standards significantly change the accounting for, and reporting of, business combination transactions and noncontrolling (minority) interests in consolidated financial statements, including requirements to recognize noncontrolling interests at fair value; capitalize in-process research and development assets acquired; and expense acquisition related costs as incurred. SFAS 141R and SFAS 160 are required to be adopted simultaneously, and are effective for fiscal years beginning after December 15, 2008. Early adoption is prohibited. Accordingly, the Company is required to adopt SFAS 141R for business combinations occurring on or after January 1, 2009. As the Company currently has no minority interests, the adoption of SFAS 160 beginning January 1, 2009 is not currently expected to have a material effect on its consolidated financial statements.

3.     BUSINESS ACQUISITION AND LICENSING AGREEMENT

  Acquisition of Prestwick Pharmaceuticals, Inc.

  On September 16, 2008, the Company acquired 100% of Prestwick Pharmaceuticals, Inc. ("Prestwick"). The acquisition of Prestwick was accounted for as a business combination under the purchase method of accounting. Accordingly, the results of Prestwick's operations have been included in the Company's consolidated financial statements since September 16, 2008. Prestwick is a U.S.-based pharmaceutical company that holds the U.S. and Canadian licensing rights to tetrabenazine tablets (known as Xenazine® in the U.S. and Nitoman® in Canada). Prestwick acquired those licensing rights from Cambridge Laboratories (Ireland) Ltd. ("Cambridge"), the worldwide license holder of tetrabenazine. On August 15, 2008, a New Drug Application ("NDA") for Xenazine® received U.S. Food and Drug Administration ("FDA") approval for the treatment of chorea associated with Huntington's disease and was granted Orphan Drug designation by the FDA, which provides the product with seven years of market exclusivity in the U.S. from the date of FDA approval. Nitoman® has been available in Canada since 1996, where it is approved for the treatment of hyperkinetic movement disorders including Huntington's chorea. The acquisition of Prestwick is aligned with the Company's new strategic focus on products targeting niche specialty central nervous system ("CNS") disorders.

  Prior to the Company's acquisition of Prestwick, Prestwick entered into a supply and distribution agreement with Ovation Pharmaceuticals, Inc. ("Ovation") for Xenazine® in the U.S. Ovation paid Prestwick $50,000,000 for the exclusive rights to market and distribute Xenazine® for an initial term of 15 years. Following its acquisition of Prestwick, the Company will supply Xenazine® product to Ovation for a variable percentage of Ovation's annual net sales of the product. For annual net sales up to $125,000,000, the Company's supply price will be 72% of net sales. Beyond $125,000,000, the Company's supply price will be 65% of net sales. At both tiers, the Company will acquire Xenazine® product from Cambridge at a supply price of 50% of Ovation's net sales.

  The total purchase price, including acquisition costs of $3,442,000, less cash acquired of $1,067,000, was $101,920,000. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

Current assets (excluding cash acquired)	$2,166
Intangible assets	157,862
Current liabilities (excluding deferred revenue)	(8,108)
Deferred revenue:
Current	(3,000)
Long-term	(47,000)

Net assets acquired	$101,920

  Intangible Assets

  The identifiable intangible assets are associated with the acquired Xenazine® and Nitoman® product rights, and have an estimated useful life of 10 years.

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

3.     BUSINESS ACQUISITIONS AND LICENSING AGREEMENTS (Continued)

  Severance Benefits

  The current liabilities assumed at the date of acquisition included $3,477,000 related to severance benefits payable to 12 employees of Prestwick who were terminated as a result of the acquisition. The affected employees were notified and the related benefits paid out prior to the end of 2008.

  Deferred Revenue

  The deferred revenue liability recognized at the date of acquisition represents a performance obligation assumed by the Company to supply Xenazine® to Ovation over the 15-year term of the supply and distribution agreement.

  Research and Development

  At the date of acquisition, Prestwick had a number of other CNS products in early-stage development, including Lisuride Sub Q (advanced Parkinson's disease), Lisuride Patch (Parkinson's disease), and D-Serine (schizophrenia). The Company does not currently intend to pursue the development of those products based on its assessment of their technical feasibility and/or commercial viability. In addition, Prestwick obtained options from Cambridge to participate in the development of future tetrabenazine products. As of the date of acquisition, Prestwick had not undertaken any development efforts related to those tetrabenazine products. As a result, no amount was allocated to any of these products in the purchase price allocation.

  Pro Forma Information (Unaudited)

  The following table presents unaudited pro forma results of operations as if the acquisition of Prestwick had occurred as of January 1, 2007, and includes amortization of the identifiable intangible assets and excludes Prestwick stock-based compensation expense. Prestwick's results of operations for the years presented reflect the cost of research and development activities conducted for purposes of obtaining FDA approval for Xenazine®. This pro forma information is not necessarily indicative of the Company's results of operations had Prestwick been acquired as of January 1, 2007, nor necessarily indicative of the future results of operations of the Company.

	2008	2007
Revenue	$761,134	$848,017
Net income	175,050	154,884
Basic and diluted earnings per share	$1.10	$0.96

  Aplenzin™

  On April 23, 2008, the FDA approved the Company's NDA for Aplenzin™ for the treatment of major depressive disorder. Aplenzin™ is a once-daily formulation of bupropion hydrobromide and has been approved in 174mg, 348mg, and 522mg extended-release tablets. In December 2008, the Company entered into a supply agreement with sanofi-aventis U.S. LLC ("sanofi-aventis") for the marketing and distribution of Aplenzin™ in the U.S. and Puerto Rico. The Company will manufacture and supply Aplenzin™ to sanofi-aventis at contractually determined supply prices ranging from 25% to 35% of sanofi-aventis's net selling price, depending on the level of net sales of Aplenzin™ in each calendar year.

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

4.     RESTRUCTURING

  Current Year's Restructuring Activities

  The following table summarizes the major components of the restructuring costs recognized in 2008:

	Asset Impairments		Employee Termination Benefits
					Contract Termination And Other Costs
	Manufacturing	Pharmaceutical Sciences	Manufacturing	Pharmaceutical Sciences		Total
Balance, January 1, 2008	$—	$—	$—	$—	$—	$—
Costs incurred and charged to expense	42,602	16,702	3,309	2,724	4,865	70,202
Cash payments	—	—	—	(2,724)	(333)	(3,057)
Non-cash adjustments	(42,602)	(16,702)	—	—	(1,186)	(60,490)

Balance, December 31, 2008	$—	$—	$3,309	$—	$3,346	$6,655

  Manufacturing Operations

  On May 8, 2008, the Company announced its intention to close its two Puerto Rico manufacturing facilities and transfer certain manufacturing and packaging processes to its Steinbach, Manitoba facility, over a period of 18 to 24 months (the "shutdown period"). The closure of these facilities is intended to reduce the Company's cost infrastructure and improve the capacity utilization of its manufacturing operations.

  The Company conducted an impairment review of the property, plant and equipment located in Puerto Rico to determine if the carrying value of these assets was recoverable based on the expected cash flows from their remaining use during the shutdown period and their eventual disposition. That review indicated that the cash flows were not sufficient to recover the carrying value of the property, plant and equipment, and, as a result, an impairment charge of $42,602,000 was recorded to write down the carrying value of these assets to their estimated fair value. Fair value was determined based on market values for comparable assets. The Company anticipates that these facilities will be fully closed in 2010 and has initiated a program to locate potential buyers.

  The Company also expects to incur employee termination costs of approximately $9,400,000 for severance and related benefits payable to the approximately 245 employees who will be terminated as a result of the planned closure of the Puerto Rico facilities. These employees will be required to provide service during the shutdown period in order to be eligible for termination benefits. Accordingly, the Company is recognizing the cost of those termination benefits ratably over the required future service period, including $3,309,000 recognized in 2008.

  Pharmaceutical Sciences Operations

  As part of plans to rationalize its pharmaceutical sciences operations, the Company has closed its research and development facility in Dublin, Ireland. As a result, the Company recorded an impairment charge of $9,242,000 to write down the carrying value of the building and equipment located in Ireland to their estimated fair value. Fair value was determined based on market values for comparable assets. The Company expects a sale of this facility to be completed by 2010, subject to market conditions. Accordingly, the Ireland facility has been reclassified as assets held for sale on the consolidated balance sheet at December 31, 2008.

  In August 2008, the Company concluded a 30-day consultation process with an employee representative group to discuss matters associated with the closure of the Ireland facility, including support for the approximately 50 employees who were affected by this closure. Based on the outcome of that consultation process, the Company recognized costs related to employee terminations of $2,724,000 in 2008. Those terminations and related severance payouts were completed in 2008.

  In December 2008, the Company identified certain of its proprietary drug-delivery technologies that are not expected to be utilized in the development of specialty CNS products consistent with the Company's new strategic focus. As a result, the Company recorded an impairment charge of $7,460,000 to write off the carrying value of the related technology intangible assets.

  Contract Termination Costs

  In connection with a restructuring of its U.S. commercial operations in May 2005, the Company vacated a portion of its Bridgewater, New Jersey facility. The Company recognized a restructuring charge at that time for a gross operating lease obligation related to the

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

4.     RESTRUCTURING (Continued)

  vacant space, offset by estimated sublease rentals that could be reasonably obtained. The Company's evaluation of general economic and commercial real estate market conditions indicated that an additional charge of $4,215,000 was required in 2008 to reflect lower estimated future sublease rentals, based on the expected time required to locate and contract a suitable sublease and the expected market rates for such a sublease.

  Prior Years' Restructuring Activities

  The following table summarizes the major components of restructuring costs recognized in 2007 and 2006:

	Employee Termination Benefits	Asset Impairments	Contract Termination Costs	Professional Fees and Other	Total
Balance, January 1, 2006	$—	$—	$1,571	$—	$1,571
Costs incurred and charged to expense	8,722	4,140	2,008	256	15,126
Costs paid or otherwise settled	(355)	(4,140)	(268)	—	(4,763)

Balance, December 31, 2006	8,367	—	3,311	256	11,934
Costs incurred and charged to expense	1,103	—	478	653	2,234
Costs paid or otherwise settled	(9,062)	—	(2,631)	(909)	(12,602)
Adjustments to opening balance	(408)	—	(1,158)	—	(1,566)

Balance, December 31, 2007	$—	$—	$—	$—	$—

  On December 6, 2006, the Company eliminated its remaining U.S. specialty sales force and implemented other measures to reduce the operating and infrastructure costs of its U.S. operations. As a result, the Company reduced its sales force and related support functions by 115 positions, and administrative and other functions by 73 positions. The Company incurred a restructuring charge of $15,126,000 in 2006, which consisted of employee termination benefits, asset impairments, contract termination costs, and professional fees. Certain employees were offered retention bonuses to stay up to an additional six months in support of the transition process. The fair value of those bonuses was recognized over the required retention period. The asset impairment charge partially related to the abandonment of leasehold improvements due to the vacating of a portion of the Company's Bridgewater facility. In addition, the Company decided to abandon large-scale manufacturing at its Chantilly, Virginia facility. As a result, the Company recorded an asset impairment charge related to the disposal or destruction of machinery and equipment that was not deemed useful for smaller scale research and development purposes. Contract termination costs included vehicle lease payments that the Company expected to continue to incur without economic benefit.

  In 2007, the Company incurred a restructuring charge of $2,234,000, which was related to the recognition of employee retention bonuses, as well as additional contract termination and other costs incurred in connection with the December 2006 restructuring activities. The Company recorded an adjustment of $408,000 to employee termination benefits to reverse costs accrued at December 31, 2006, for employees who were ultimately retained by the Company. The Company also recorded an adjustment of $1,158,000 to contract termination costs to reflect higher than anticipated proceeds from the sale of leased vehicles at auction, and a change in the estimated future sublease rentals that could be obtained at that time for the vacated portion of its Bridgewater facility.

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

5.     MARKETABLE SECURITIES

  The Company's marketable securities portfolio comprises available-for-sale investment-grade corporate and government bonds, government-sponsored enterprise securities, and auction rate securities. The cost basis and estimated fair value of marketable securities held at December 31 were as follows:

	2008
			Gross Unrealized
	Cost Basis	Fair Value	Gains	Losses
Corporate and government bonds	$6,869	$6,926	$70	$(13)
Government-sponsored enterprise securities	5,159	5,376	217	—
Auction rate securities (as described in note 6)	26,775	10,333	—	(16,442)

	$38,803	$22,635	$287	$(16,455)

	2007
			Gross Unrealized
	Cost Basis	Fair Value	Gains	Losses
Corporate and government bonds	$6,334	$6,364	$35	$(5)
Government-sponsored enterprise securities	3,835	3,948	113	—
Auction rate securities (as described in note 6)	26,825	18,000	—	(8,825)

	$36,994	$28,312	$148	$(8,830)

  The contractual maturities of marketable securities held at December 31, 2008 were as follows:

	Cost Basis	Fair Value
Within one year	$693	$719
One to three years	11,335	11,583
After three years	26,775	10,333

	$38,803	$22,635

  Gross gains and losses realized on the sale of marketable securities were not material in 2008, 2007 or 2006.

  The gross unrealized losses on the Company's investments in corporate and government bonds at December 31, 2008, were caused by increases in market interest rates. Those investments have been in continuous unrealized loss position for less than 12 months. As the Company has the ability and intent to hold these securities until a recovery of fair value occurs, which may be maturity, the Company does not consider these securities to be other-than-temporarily impaired at December 31, 2008.

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

6.     FAIR VALUE OF FINANCIAL INSTRUMENTS

  The Company's financial assets recorded at fair value have been categorized based on the fair value hierarchy in accordance with SFAS 157 (as described in note 2). The following fair value hierarchy table presents the components and classification of the Company's financial assets measured at fair value at December 31, 2008:

	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Available-for-sale debt securities	$203,688	$112,834	$90,854	$—
Available-for-sale equity securities	380	380	—	—
Auction rate securities	10,333	—	—	10,333

Total financial assets	$214,401	$113,214	$90,854	$10,333

Cash and cash equivalents	$191,386	$112,834	$78,552	$—
Short-term investments	278	278	—	—
Marketable securities	22,635	—	12,302	10,333
Long-term investments	102	102	—	—

Total financial assets	$214,401	$113,214	$90,854	$10,333

  Available-for-sale debt securities using Level 1 inputs include U.S. treasury bills and money market funds that are actively traded or have quoted prices. Available-for-sale debt securities using Level 2 inputs include corporate and government bonds and government-sponsored enterprise securities that have quoted prices in markets that are not active. Available-for-sale equity securities include publicly traded securities for which quoted market prices are available.

  The Company did not have any financial liabilities at December 31, 2008, that were subject to fair value measurements under SFAS 157.

  The following table presents a reconciliation of auction rate securities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2008:

Balance, January 1, 2008	$18,000
Total unrealized losses:
Included in net income(1):
Arising during period	(4,261)
Reclassification from other comprehensive income	(4,352)
Included in other comprehensive income:
Arising during period	(3,356)
Reclassification to net income	4,352
Settlements	(50)

Balance, December 31, 2008	$10,333

Total amount of unrealized losses for the year included in net income related to securities still held at December 31, 2008	$(8,613)

  (1)
  Included in loss on impairment of investments in the consolidated statement of income.

  Auction Rate Securities

  At December 31, 2008 and 2007, the Company had $26,775,000 and $26,825,000, respectively, of principal invested in nine individual auction rate securities. These securities represent interests in collateralized debt obligations supported by pools of residential and commercial mortgages or credit cards, insurance securitizations, and other structured credits, including corporate bonds. Some of the underlying collateral for these securities consists of sub-prime mortgages. These securities have long-term maturities for which the interest rates are typically reset each month through a dutch auction. Those auctions historically have provided a liquid market for these

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

6.     FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

  securities. With the liquidity issues recently experienced in global credit and capital markets, these securities have experienced multiple failed auctions as the amount of auction rate securities submitted for sale has exceeded the amount of purchase orders.

  The estimated fair values of the auction rate securities at December 31, 2008 and 2007 were $10,333,000 and $18,000,000, respectively, which reflected write-downs of $16,442,000 and $8,825,000, respectively, to the cost bases at those dates. The Company recorded impairment charges of $8,613,000 in 2008 (including $4,352,000 reclassified from other comprehensive income) and $6,000,000 in 2007, reflecting the portion of the auction rate securities that the Company has concluded has an other-than-temporary decline in estimated fair value due to a shortfall in the underlying collateral value for those securities. In addition, the Company recorded unrealized losses in other comprehensive income of $3,356,000 in 2008 and $2,825,000 in 2007, reflecting adjustments to the portion of the auction rate securities that the Company has concluded has a temporary decline in estimated fair value. The Company does not consider this decline in estimated fair value to be other-than-temporary based on the adequacy of the underlying collateral value for those securities. In addition, it is the Company's intent to hold those securities until a recovery in market value occurs (or until maturity, if necessary), and, based on its existing cash resources, together with cash expected to be generated by operations, the Company does not expect to be required to sell those securities at a loss.

  Due to the lack of Level 1 or Level 2 observable market quotes for the auction rate securities, the Company utilized valuation models based on Level 3 unobservable inputs in order to estimate the fair value of these securities at December 31, 2008 and 2007, including models that consider the expected cash flow streams, and collateral values as reported in the trustee reports for the respective securities, which include adjustments for defaulted securities and further adjustments for purposes of collateralization tests as outlined in the trust indentures. The key assumptions used in these models relate to the timing of cash flows, discount rates, estimated amount of recovery, and probabilities assigned to various liquidation scenarios. The valuation of the auction rate securities is subject to uncertainties that are difficult to predict. Factors that may impact the Company's valuation include: changes to the credit ratings of these securities; the underlying assets supporting these securities; the rates of default of the underlying assets; the underlying collateral value; and overall market liquidity.

  As there is uncertainty as to when or if market liquidity will return to normal, the Company has classified the auction rate securities as long-term marketable securities on the consolidated balance sheets at December 31, 2008 and 2007.

  The Company has commenced arbitration proceedings in the State of New York against Credit Suisse Securities (USA) LLC ("Credit Suisse") in respect of these securities, as described in note 28.

7.     ACCOUNTS RECEIVABLE

	2008	2007
Trade	$81,072	$104,813
Less allowance for doubtful accounts	1,179	1,217

	79,893	103,596
Royalties	6,877	5,959
Other	3,281	1,559

	$90,051	$111,114

8.     INSURANCE RECOVERIES RECEIVABLE

	2008	2007
U.S. and Canadian securities class actions	$—	$54,948
Other legal costs	812	7,994

	$812	$62,942

  U.S. and Canadian Securities Class Actions

  On May 9, 2008, in connection with the settlement of U.S. and Canadian securities class actions (as described in note 16), the Company's insurance carriers paid $54,952,000 in escrow to fund the settlement amount. At December 31, 2007, the Company had recorded a receivable of $54,948,000 for the amount it had expected to recover through insurance claims.

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

9.     INVENTORIES

	2008	2007
Raw materials	$19,042	$32,577
Work in process	13,563	14,748
Finished goods	26,956	33,420

	$59,561	$80,745

10.   ASSETS HELD FOR SALE

  In addition to its Ireland facility classified as assets held for sale (as described in note 4), the Company has identified certain non-core assets for divestiture, including a parcel of vacant land adjacent to its corporate headquarters, located in Mississauga, Ontario, with a carrying value of approximately $1,000,000. At December 31, 2007, the carrying value of the Ireland facility and the land held for sale of $17,480,000 in the aggregate was included in property, plant and equipment on the consolidated balance sheet.

  The Company has also initiated a program to locate a buyer for its corporate headquarters (including the vacant land described above). Subsequent to any sale transaction, the Company intends to continue occupying the building under a leaseback arrangement with the buyer. At December 31, 2008, the carrying value of this facility, excluding the carrying value of the vacant land, was classified as held and used and included in property, plant and equipment on the consolidated balance sheet.

  The Company expects to complete the sale and leaseback of its corporate headquarters within the next six months, subject to market conditions. Based on a preliminary value estimate for this facility, the Company expects to recognize a loss on disposal of approximately $7,000,000. Although that value estimate was an indicator of impairment at December 31, 2008, the expected loss has not been recognized in the Company's consolidated financial statements. As required by U.S. GAAP, the Company evaluates its corporate-level assets on an entity-wide basis, and only recognizes an impairment loss on these assets if the carrying amount of all the assets and liabilities of the Company exceed the undiscounted cash flows of the Company as a whole. On that basis, the carrying value of the Company's corporate headquarters was determined to be recoverable at December 31, 2008.

11.   LONG-TERM INVESTMENTS

	2008	2007
Depomed, Inc.	$—	$13,829
Financière Verdi	—	8,400
Other	102	2,605

	$102	$24,834

  Depomed, Inc.

  In 2008, the Company realized a gain of $3,073,000 on the sale of 4,234,132 common shares of Depomed, Inc. ("Depomed") for cash proceeds of $13,188,000. The cost basis of the shares sold was determined using the average cost method. The Company intends to dispose the remaining 168,376 common shares of Depomed it held as of December 31, 2008 within the next 12 months, subject to market conditions. Consequently, the Company reclassified the $278,000 estimated fair value of its remaining investment in Depomed as a short-term investment on the consolidated balance sheet at December 31, 2008.

  Financière Verdi

  On June 24, 2008, the Company sold its entire investment in common shares and convertible debt of Financière Verdi ("Verdi") for cash consideration of $12,187,000, resulting in a gain on disposal of $3,461,000.

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

12.   PROPERTY, PLANT AND EQUIPMENT

	2008		2007
	Cost	Accumulated Depreciation	Cost	Accumulated Depreciation
Land	$9,528	$—	$13,034	$—
Buildings	103,355	22,266	139,920	30,339
Machinery and equipment	76,002	44,912	123,968	66,988
Other equipment and leasehold improvements	73,182	51,271	83,142	55,402
Construction in progress	4,651	—	31,122	—

	266,718	$118,449	391,186	$152,729

Less accumulated depreciation	118,449		152,729

	$148,269		$238,457

  Depreciation expense amounted to $25,824,000, $27,644,000 and $25,468,000 in 2008, 2007 and 2006, respectively.

13.   INTANGIBLE ASSETS

	2008		2007
	Cost	Accumulated Amortization	Cost	Accumulated Amortization
Trademarks
Cardizem®	$406,058	$163,650	$406,058	$143,448
Ativan® and Isordil®	107,542	30,114	107,542	24,745
Vasotec® and Vaseretic®	35,908	5,156	35,908	2,864
Wellbutrin® and Zyban®	24,243	7,360	24,243	6,153

	573,751	206,280	573,751	177,210
Product rights
Zovirax®	173,518	63,816	173,518	55,375
Xenazine® and Nitoman®	157,862	4,598	—	—
Cardizem® LA	56,719	29,710	56,719	21,608
Wellbutrin® and Zyban®	45,000	18,000	45,000	15,000
Vasotec® and Vaseretic®	17,984	3,792	17,984	2,107
Ativan® and Isordil®	16,041	5,958	16,041	4,887
Tiazac®	15,000	11,786	15,000	10,714
Glumetza®	6,667	1,730	6,667	961
Other	14,000	10,500	14,000	8,750

	502,791	149,890	344,929	119,402
Technology	—	—	14,800	6,354

	1,076,542	$356,170	933,480	$302,966

Less accumulated amortization	356,170		302,966

	$720,372		$630,514

  Product rights have an estimated weighted-average useful life of approximately 12 years. Total intangible assets have an estimated weighted-average useful life of approximately 15 years.

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

13.   INTANGIBLE ASSETS (Continued)

  Impairment

  In December 2008, the Company recorded an impairment charge of $7,460,000 to write off the carrying value of its technology intangible assets (as described in note 4).

  Amortization Expense

  Amortization expense related to intangible assets that contribute to multiple business activities, including research and development, manufacturing and supply, royalty and licensing, and/or sales, marketing and distribution, is included in amortization expense. Amortization expense related to intangible assets that are associated with a single business activity is included in cost of goods sold, or another income statement line item, as appropriate.

  Amortization expense for the years ended December 31 was recorded as follows:

	2008	2007	2006
Royalty and other revenue	$1,072	$1,072	$1,072
Cost of goods sold	8,103	8,103	8,103
Amortization expense	51,369	48,049	56,457

	$60,544	$57,224	$65,632

  Estimated amortization expense for each of the five succeeding years ending December 31 is as follows:

	2009	2010	2011	2012	2013
Amortization expense	$70,741	$70,741	$68,991	$62,518	$59,817

14.   OTHER LONG-TERM ASSETS

	2008	2007
Zovirax®, less accumulated amortization (2008 — $28,971; 2007 — $14,064)	$11,685	$26,592
Restricted assets	7,288	—
Other	6,475	9,290

	$25,448	$35,882

  Zovirax®

  Effective October 1, 2002, the Company amended several terms of the original Zovirax® distribution agreement with GlaxoSmithKline plc ("GSK"), including reductions in the supply price for this product. The supply price reductions consisted of an initial price allowance and a supplemental price allowance. In consideration for the supplemental price allowance, the Company agreed to pay GSK $11,250,000 per year in four annual instalments on March 31 of each year beginning in 2004. The present value of those payments was determined to be $40,656,000, which was recorded as a deferred charge. The amortization of the deferred charge commenced once the initial price allowance had been used up in March 2007. Amortization is allocated to the cost of inventory on a proportionate basis relative to the total amount of Zovirax® that can be purchased at the reduced supply price under the supplemental price allowance.

  Restricted Assets

  Under the terms of its reinsurance agreement, the Company provided security in trust in the amount of $7,288,000.

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

15.   ACCRUED LIABILITIES

	2008	2007
Product returns	$25,092	$19,362
Employee costs	17,029	16,748
Professional fees	8,804	7,247
Restructuring costs (as described in note 4)	6,655	—
Product rebates, chargebacks and allowances	6,502	8,262
Distribution fees	3,718	4,326
Royalties	2,606	3,850
Other	14,763	14,568

	$85,169	$74,363

16.   ACCRUED LEGAL SETTLEMENTS

	2008	2007
U.S. Attorney's Office (MA) investigation	$24,648	$—
Ontario Securities Commission investigation	5,337	—
U.S. and Canadian securities class actions	—	138,000
SEC investigation	—	10,000
Other	2,580	—

	$32,565	$148,000

  The following matters are described in detail in note 28.

  U.S. Attorney's Office (MA) Investigation

  As of May 16, 2008, the Company accrued an amount of $24,648,000 relating to an agreement in principle to settle the U.S. Attorney's Office ("USAO") for the District of Massachusetts investigation into activities surrounding the 2003 commercial launch of Cardizem® LA. Payment of that amount is pending final Court approval of the settlement agreement.

  Ontario Securities Commission Investigation

  On January 9, 2009, the Ontario Securities Commission ("OSC") approved a settlement agreement in respect of its investigation of the Company related to specific accounting and financial disclosure practices from 2001 to 2004. Pursuant to the terms of the settlement agreement, the Company agreed to pay $5,337,000, including costs, to fully settle this matter.

  U.S. and Canadian Securities Class Actions

  On December 11, 2007, the Company announced that it had entered into an agreement in principle to settle a number of securities class actions in the U.S. Pursuant to the terms of the settlement agreement, the total settlement amount payable was $138,000,000, which includes Court-approved legal fees payable to the plaintiffs' counsel. On May 9, 2008, the Company paid $83,048,000 in escrow to fund the settlement amount and its insurance carriers funded the remaining $54,952,000. The escrow amount was dispersed upon receipt of final Court approval of the settlement agreement on August 8, 2008.

  On April 23, 2008, the Company announced that it had entered into an agreement to settle the class-action shareholder litigation in the claim brought by the Canadian Commercial Workers Industry Pension Plan. Pursuant to the terms of the settlement agreement, the parties agreed that the sole source of compensation for the plaintiffs in this action was the settlement amount previously agreed to in the settlement of the U.S. securities class actions.

  SEC Investigation

  At December 31, 2007, the Company had accrued an amount of $10,000,000, relating to the settlement of an SEC investigation into substantially the same matters as the OSC investigation, which was paid on March 24, 2008, to fully settle this matter.

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

17.   ACCRUED CONTRACT COSTS

  At December 31, 2007, the Company had recognized a liability of $45,065,000 for a contractual amount owed to GSK under the terms of the Wellbutrin XL® agreement. The maximum amount of this liability was reduced by the total dollar amount of Wellbutrin XL® sample supplies purchased by GSK prior to the introduction of generic competition to Wellbutrin XL®. In July 2008, the Company settled this liability by means of a cash payment to GSK.

18.   DEFERRED REVENUE

	2008	2007
Cardizem® LA, less accumulated amortization (2008 — $55,250; 2007 — $40,182)	$50,227	$65,295
Xenazine®, less accumulated amortization (2008 — $278; 2007 — nil) (as described in note 3)	49,722	—
Ultram® ER, less accumulated amortization (2008 — $60,000; 2007 — $46,300)	—	13,700
Other	25,439	25,746

	125,388	104,741
Less current portion	40,435	49,088

	$84,953	$55,653

  Cardizem® LA

  In May 2005, the Company received up-front cash consideration of $105,477,000 from Kos Pharmaceuticals, Inc. ("Kos") (a subsidiary of Abbott Laboratories) in connection with the disposition to Kos of the distribution rights to Cardizem® LA and product rights to Teveten. Commencing in 2005, this consideration is being amortized to product sales on a straight-line basis over seven years.

  Ultram® ER

  In November 2005, the Company received $60,000,000 from Ortho-McNeil, Inc. ("OMI"), now known as PriCara, a division of Ortho-McNeil-Janssen Pharmaceuticals, Inc., related to the manufacture and supply of Ultram® ER . Commencing in 2006, this prepayment was being amortized to zero through credits against 33% of the total amount of Ultram® ER sold to OMI.

  Other

  Other deferred revenue includes up-front licensing fees, research and development fees, customer prepayments, and adjustments made by the Company to product sales provisions estimated by its third-party strategic marketing partners.

19.   CREDIT FACILITY

  At December 31, 2008 and 2007, the Company had no outstanding borrowings under its $250,000,000 credit facility. This facility has a three-year term to June 2010 with an annual extension option, and contains an accordion feature that allows it to be increased up to $400,000,000.

  Borrowings under this facility are secured by a charge over substantially all of the assets and undertakings, including intellectual property, of the Company. The credit agreement includes certain financial and non-financial covenants. The financial covenants require the Company to meet or exceed certain minimum thresholds for shareholders' equity and interest coverage, and not to exceed a maximum threshold in respect of the ratio of debt to earnings before interest, taxes, depreciation and amortization. Non-financial covenants include, but are not limited to, restrictions on investments and dispositions, and capital and debt-restructuring activities, exceeding established thresholds. On a change in control, the lenders have the right to require the Company to settle the entire facility, plus accrued and unpaid interest at the date of settlement.

  Borrowings may be by way of U.S. dollar LIBOR or U.S. base rate advances; or Canadian dollar prime rate or bankers' acceptance advances; or letters of credit. Interest is charged at the rate determined by the lenders in accordance with the terms of this facility, depending on the Company's financial covenant ratios. These rates include a borrowing margin of 1.125% to 1.75% in the case of LIBOR and bankers' acceptance advances, and 0.125% to 0.75% in the case of base rate and prime rate advances.

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

20.   SHAREHOLDERS' EQUITY

  Share Repurchase Program

  On May 8, 2008, the Company announced that its Board of Directors had approved a share repurchase program of up to 14,000,000 common shares, representing approximately 9% of the Company's then issued and outstanding common shares. On June 2, 2008, the Company commenced a program to purchase initially up to 8,051,186 common shares through the facilities of the New York Stock Exchange ("NYSE"), representing approximately 5% of the Company's issued and outstanding common shares at that date. Following additional filings and approvals, the Company may also purchase additional shares over the Toronto Stock Exchange ("TSX").

  During 2008, a total of 2,818,400 common shares had been repurchased through open-market transactions on the NYSE, at a weighted-average price of $10.46 per share, for total consideration of $29,842,000. The excess of the cost of the common shares repurchased over their assigned value, totaling $3,765,000, was charged to deficit. Unless renewed, the share repurchase program will terminate on June 1, 2009, or upon such earlier time that the Company completes its purchases.

  Under the terms of its credit facility, the Company is not permitted to repurchase common shares in excess of $50,000,000 in the aggregate in any given calendar year without obtaining the lenders' prior consent. The Company has not requested or obtained such consent.

  2007 Equity Compensation Plan

  At the Company's Annual and Special Meeting of Shareholders on May 16, 2007, shareholders voted to approve amendments to the Company's 2006 Stock Option Plan. The amended plan was renamed the "2007 Equity Compensation Plan". Under the 2007 Equity Compensation Plan, stock options and/or RSUs may be granted to eligible employees, officers, and consultants. The Company's non-management directors are not eligible to receive stock options or RSUs.

  Under the 2007 Equity Compensation Plan, the Company may issue up to 6,000,000 common shares on the exercise of stock options, or in connection with the vesting of RSUs. A sub-limit, restricting the Company's common shares reserved for issuance upon the vesting of RSUs, has been set at 25% of the maximum number of common shares issuable under the 2007 Equity Compensation Plan (being a sub-limit of 1,500,000 common shares). The Company will use reserved and unissued common shares to satisfy its obligations under the 2007 Equity Compensation Plan.

  All stock options granted expire on the fifth anniversary of the grant date; however, if a stock option expires during a blackout period (being a period during which the optionholder is prohibited by Company policy from trading in securities of the Company), the term of the stock option will be automatically extended to 10 business days following the end of the blackout period. The exercise price of any stock option granted, which may be denominated in Canadian or U.S. dollars, will be determined by the Board of Directors, but in any event will not be less than the volume-weighted average trading price of the Company's common shares on the TSX, the NYSE, or other stock exchange where the majority of the trading volume and value of the Company's common shares occurs, for the five trading days immediately preceding the date of grant (or, for participants subject to U.S. taxation, on the single trading day immediately preceding the date of grant, whichever is greater). In March 2007, the Board of Directors adopted a policy whereby stock options will vest in equal proportions on the first, second, and third anniversaries of the stock option grant. Prior to this, stock options vested as to 25% on the first, second, third and fourth anniversaries of the stock option grant, or as to 25% on the date of grant and the first, second and third anniversaries of the stock option grant.

  RSUs will vest on the third anniversary date from the date of grant, unless provided otherwise in the applicable unit agreement, subject to the attainment of any applicable performance goals specified by the Board of Directors. Any RSUs that do not vest as a result of a determination that a holder of RSUs has failed to attain the prescribed performance goals will be forfeited immediately upon such determination. RSUs are credited with dividend equivalents, in the form of additional RSUs, when dividends are paid on the Company's common shares. Such additional RSUs will have the same vesting dates and will vest under the same terms as the units in respect of which such additional RSUs are credited. If an RSU vests during a blackout period (as described above), then the vesting date of such RSU will be extended to the first business day following the end of the blackout period. Each vested RSU represents the right of a holder to receive one of the Company's common shares. Unless provided otherwise in the applicable unit agreement, the Company may, in lieu of all or a portion of the common shares which would otherwise be provided to a holder, elect to pay a cash amount equivalent to the market price of the Company's common shares on the vesting date for each vested RSU. The amount of cash payment will be determined based on the average market price of the Company's common shares on the vesting date on the TSX, the NYSE, or other stock exchange where the majority of the trading volume and value of the Company's common shares occurs.

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

20.   SHAREHOLDERS' EQUITY (Continued)

  Stock-Based Compensation

  The following table summarizes the components and classification of stock-based compensation expense related to stock options and RSUs:

	2008	2007	2006
Stock options	$5,243	$10,591	$14,794
RSUs	2,663	42	—

Stock-based compensation expense	$7,906	$10,633	$14,794

Cost of goods sold	$581	$882	$1,072
Research and development expenses	871	1,608	1,834
Selling, general and administrative expenses	6,454	8,143	11,888

Stock-based compensation expense	$7,906	$10,633	$14,794

  In 2008, stock-based compensation expense included $2,131,000 related to previously unrecognized compensation expense, recognized upon the cancellation in May 2008 of certain stock options and RSUs previously granted to the Company's current Chairman of the Board of Directors, Dr. Douglas Squires, following his ceasing to serve as the Company's Chief Executive Officer ("CEO").

  The Company did not recognize any tax benefits for stock-based compensation expense in 2008, 2007 or 2006.

  Stock Options

  The fair values of all stock options granted were estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2008	2007	2006
Expected stock option life (years)(1)	4.0	4.0	4.0
Expected volatility(2)	43.2%	48.9%	52.9%
Risk-free interest rate(3)	3.0%	4.0%	4.2%
Expected dividend yield(4)	14.1%	6.9%	2.2%

  (1)
  Determined based on historical exercise and forfeiture patterns.

  (2)
  Determined based on historical volatility of the Company's common shares over the expected life of the stock option.

  (3)
  Determined based on the rate at the time of grant for Canadian government bonds with a remaining term equal to the expected life of the stock option.

  (4)
  Determined based on the stock option's exercise price and expected annual dividend rate at the time of grant.

  The Black-Scholes option-pricing model used by the Company to calculate stock option values was developed to estimate the fair value of freely tradeable, fully transferable stock options without vesting restrictions, which significantly differ from the Company's stock option awards. This model also requires highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values.

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

20.   SHAREHOLDERS' EQUITY (Continued)

  The following table summarizes stock option activity during 2008:

	Stock Options (000s)	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding, January 1, 2008	5,256	$23.02
Granted	1,059	10.71
Expired or forfeited	(2,077)	24.98
Cancelled	(37)	10.83

Outstanding, December 31, 2008	4,201	$19.06	2.6	$—

Vested and exercisable, December 31, 2008	2,844	$20.30	2.1	$—

  The weighted-average fair values of all stock options granted in 2008, 2007 and 2006 were $1.07, $5.41 and $9.38, respectively. No stock options were exercised in 2008. The total intrinsic values of stock options exercised in 2007 and 2006 were $2,474,000 and $5,639,000, respectively. Proceeds received on the exercise of stock options in 2007 and 2006 were $11,217,000 and $15,440,000, respectively.

  The following table summarizes non-vested stock option activity during 2008:

	Stock Options (000s)	Weighted- Average Grant-Date Fair Value
Non-vested, January 1, 2008	1,952	$7.21
Granted	1,059	1.07
Vested	(1,308)	6.52
Forfeited	(309)	4.86
Cancelled	(37)	1.07

Non-vested, December 31, 2008	1,357	$3.79

  At December 31, 2008, the total remaining unrecognized compensation expense related to non-vested stock options amounted to $3,328,000, which will be amortized over the weighted-average remaining requisite service period of approximately 15 months. The total fair value of stock options vested in 2008 was $8,412,000 (2007 — $11,460,000; 2006 — $14,075,000).

  The following table summarizes information about stock options outstanding and exercisable at December 31, 2008:

Range of Exercise Prices	Outstanding (000s)	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price	Exercisable (000s)	Weighted- Average Exercise Price
$9.95–$14.84	909	4.3	$10.91	188	$12.90
16.15–24.15	2,294	2.1	19.84	1,892	19.39
24.50–25.78	998	2.2	24.68	764	24.63

	4,201	2.6	$19.06	2,844	$20.30

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

20.   SHAREHOLDERS' EQUITY (Continued)

  RSUs

  The fair value of each RSU granted is estimated based on the trading price of the Company's common shares on the date of grant, unless the vesting of the RSU is conditional on the attainment of any applicable performance goals specified by the Company's Board of Directors, in which case the Company uses a Monte Carlo simulation model. The Monte Carlo simulation model utilizes multiple input variables to estimate the probability that the performance condition will be achieved.

  The following table summarizes non-vested RSU activity during 2008:

	RSUs (000s)	Weighted- Average Grant-Date Fair Value
Non-vested, January 1, 2008	125	$20.18
Granted	342	14.70
Reinvested dividend equivalents	34	11.49
Vested	(15)	13.15
Forfeited	(41)	13.14
Cancelled	(89)	19.75

Non-vested, December 31, 2008	356	$15.29

  At December 31, 2008, the total remaining unrecognized compensation expense related to non-vested RSUs amounted to $4,020,000, which will be amortized over the weighted-average remaining requisite service period of approximately 39 months. The total fair value of RSUs vested in 2008 was $198,000 (2007 and 2006 — nil).

  Deferred Share Unit Plans

  In May 2005, the Company's Board of Directors adopted DSU plans for its non-management directors, and the Board of Managers of Biovail Laboratories International SRL ("BLS") adopted a similar plan for its President at that time, Eugene Melnyk. A DSU is a notional unit, equivalent in value to a common share. DSUs are credited with dividend equivalents, in the form of additional DSUs, when dividends are paid on the Company's common shares. Non-management directors receive an annual grant of units, and may elect to receive all or part of their annual board and committee retainers in the form of DSUs. Non-management directors may not receive any payment in respect of their DSUs until they cease to be a director of the Company. Mr. Melnyk received grants of DSUs in his capacity as an officer of BLS.

  The amount of compensation deferred is converted into DSUs based on the volume-weighted average trading price of the Company's common shares on the TSX or the NYSE, generally based on where the majority of the trading volume and value occurs, for the five trading days immediately preceding the date of grant (for directors subject to U.S. taxation, the calculation is based on the greater of the five-day or one-day volume-weighted average trading price). The Company recognizes compensation expense throughout the deferral period to the extent that the trading price of its common shares increases, and reduces compensation expense throughout the deferral period to the extent that the trading price of its common shares decreases.

  The following table summarizes the Company's DSU activity during 2008:

	DSUs (000s)	Weighted- Average Grant-Date Fair Value
Outstanding, January 1, 2008	244	$20.49
Granted	130	9.97
Reinvested dividend equivalents	14	11.17
Settled for cash	(162)	20.46

Outstanding, December 31, 2008	226	$13.86

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

20.   SHAREHOLDERS' EQUITY (Continued)

  During 2008, a cash payment of $1,754,000 was made to settle the 128,309 DSUs previously granted to Mr. Melnyk, following his resignation as an officer and director of BLS, and total cash payments of $367,000 were made to settle the 33,422 DSUs previously granted to two directors of the Company, following their resignation from the Board of Directors.

  At December 31, 2008 and 2007, the Company had a liability related to its DSU plans of $2,137,000 and $3,275,000, respectively, based on the trading price of the Company's common shares at those dates.

  Employee Stock Purchase Plan

  The Company's Employee Stock Purchase Plan ("ESPP") was established in 1996 to provide a convenient method for full-time employees of the Company to participate in the share ownership of the Company or to increase their share ownership in the Company via payroll or contractual deduction. Directors, senior officers, or insiders of the Company are not eligible to participate in the ESPP. At the discretion of a committee of the Board of Directors that administers the ESPP, the Company may issue directly from treasury or purchase shares in the market from time to time to satisfy the obligations under the ESPP. A participant may authorize a payroll or contractual deduction up to a maximum of 10% of the base salary or remuneration to be received during any purchase period. The purchase price is 90% of the closing trading price of the Company's common shares on the date on which the offering period ends.

  Accumulated Other Comprehensive Income

  The components of accumulated other comprehensive income were as follows:

	Foreign Currency Translation Adjustment	Net Unrealized Holding Gain (Loss) on Available- For-Sale Investments	Unrealized Holding Loss on Auction Rate Securities	Total
Balance, January 1, 2006	$34,748	$16,237	$—	$50,985
Foreign currency translation adjustment	2,516	—		2,516
Net unrealized holding loss on available for sale securities	—	(10,393)	—	(10,393)

Balance, December 31, 2006	37,264	5,844	—	43,108
Foreign currency translation adjustment	21,352	—		21,352
Net unrealized holding loss on available for sale securities	—	(2,000)	—	(2,000)
Unrealized holding loss on auction rate securities	—	—	(2,825)	(2,825)
Reclassification adjustment to net income	—	2,947	—	2,947

Balance, December 31, 2007	58,616	6,791	(2,825)	62,582
Foreign currency translation adjustment	(32,378)			(32,378)
Net unrealized holding loss on available for sale securities	—	(304)	—	(304)
Unrealized holding loss on auction rate securities	—	—	(3,356)	(3,356)
Reclassification adjustments to net income(1)	828	(3,712)	4,352	1,468
Cumulative effect of adoption of SFAS 159	—	(2,343)	—	(2,343)

Balance, December 31, 2008	$27,066	$432	$(1,829)	$25,669

  (1)
  The foreign currency translation adjustment reclassified to net income is included in foreign exchange gain (loss) in the consolidated statement of income and resulted from the substantially complete liquidation of the assets of the Company's Irish subsidiary group.

21.   INTANGIBLE ASSET IMPAIRMENTS, NET OF GAIN ON DISPOSAL

  2008

  In December 2008, the Company recorded an impairment charge of $7,460,000 related to the write-off of the carrying value of its technology intangible assets (as described in note 4), which is included in restructuring costs in the consolidated statement of income.

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

21.   INTANGIBLE ASSET IMPAIRMENTS, NET OF GAIN ON DISPOSAL (Continued)

  2007

  In December 2007, the Company discontinued plans to market Zolpidem oral disintegrating tablets ("ODT") for the treatment of insomnia following a negative assessment of its commercial potential due to the genericization of the brand name drug (Ambien) in April 2007. Also in December 2007, OMI notified the Company of its decision to terminate the Ultram® ODT supply agreement based on market considerations. Based on those market conditions, the Company was unable to identify any material future cash flows from the product rights associated with Zolpidem ODT or Ultram® ODT. As a result, the Company recorded an impairment charge of $4,000,000 to write down the aggregate carrying value of those product rights to zero.

  During its annual evaluation of intangible assets for impairment, the Company identified certain other product rights and technology intangible assets that were not recoverable due to the absence of any material future cash flows. The Company determined that the extent to which those assets were anticipated to be used in the foreseeable future had been adversely affected due to changes in market conditions and/or technological advances. As a result, the Company recorded an impairment charge of $5,910,000 to write down the aggregate carrying value of those assets to zero.

  2006

  In September 2006, the Company recorded a $132,000,000 impairment charge relating to its Vasotec® and Vaseretic® trademarks and product rights. The Company acquired Vasotec® and Vaseretic® in May 2002 for $245,355,000. Subsequent to the date of acquisition, the Company had been developing Vasocard™ as a Vasotec® line extension product. In May 2005, the Company sold the distribution rights to Vasocard™ to Kos. In September 2006, Kos informed the Company of its intention to discontinue its involvement with Vasocard™. The Company performed its own assessment and determined that Vasocard™ had limited commercial potential without Kos's continued involvement. Consequently, the Company suspended any further development activities related to Vasocard™. The Company evaluated the recoverability of the Vasotec® and Vaseretic® trademarks and product rights excluding the estimated future cash flows from the Vasocard™ line extension and determined that the carrying value of those assets was no longer fully recoverable. Accordingly, the Company wrote down the carrying value of the Vasotec® and Vaseretic® trademarks and product rights to reflect their estimated fair value of $53,892,000 based on the future cash flows from the existing Vasotec® and Vaseretic® product lines.

  In September 2006, the Company recorded a $15,000,000 impairment charge relating to its Glumetza® product right. In July 2005, the Company made a $25,000,000 payment to Depomed associated with the receipt of regulatory approval for Glumetza®. Since its launch in the Canadian market in November 2005, the sales performance of Glumetza® (in terms of prescription volumes) had been less than originally anticipated due to the competitive pricing and existing formulary listing of immediate-release generic formulations of metformin (the active drug compound in Glumetza®). In addition, the prices set by the Company for Glumetza® are subject to regulation by the Patented Medicine Prices Review Board ("PMPRB") in Canada, since Depomed was granted a Canadian patent pertaining to Glumetza® in October 2006. As a result, the Company revised its sales forecast for Glumetza® to reflect both the underlying prescription trend since the launch of this product and possible future pricing concessions that may be required by the PMPRB. On the basis of this forecast, the Company evaluated the recoverability of the Glumetza® product right and determined that the carrying value of that product right was no longer fully recoverable. Accordingly, the Company wrote down the carrying value of the Glumetza® product right to reflect its estimated fair value of $6,667,000.

  In July 2006, the Company terminated an April 2003 agreement with Athpharma Limited ("Athpharma"), whereby the Company had acquired four cardiovascular products under development. Athpharma reacquired these products from the Company for cash consideration of $4,000,000, which resulted in a corresponding gain on disposal of intangible assets, as the Company had expensed the original cost of these products at the date of acquisition.

22.   LOSS ON IMPAIRMENT OF INVESTMENTS

  In 2008 and 2007, the Company recognized losses of $9,869,000 and $8,949,000, respectively, on the impairment of investments, which related primarily to the other-than-temporary impairment charges of $8,613,000 and $6,000,000 recorded on its investment in auction rate securities in 2008 and 2007, respectively (as described in note 6).

23.   GAIN ON DISPOSAL OF INVESTMENTS

  In 2008, the Company recognized a gain of $6,534,000 in the aggregate on the sale of its investments in Depomed and Verdi (as described in note 11).

  In December 2007, the Company recorded a gain of $8,640,000 on the liquidation of its investment in Reliant Pharmaceuticals, Inc. ("Reliant") upon Reliant's acquisition by GSK. In April 2007, the Company sold a portion of its investment in common shares of

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

23.   GAIN ON DISPOSAL OF INVESTMENTS (Continued)

  Ethypharm S.A. ("Ethypharm") to Verdi for consideration of $39,406,000 in cash and $5,637,000 in convertible bonds of Verdi, resulting in a gain on disposal of $15,716,000 (net of costs). The Company exchanged the remaining portion of its Ethypharm investment for common shares of Verdi.

24.   LOSS ON EARLY EXTINGUISHMENT OF DEBT

  Effective April 1, 2007, the Company redeemed all of its outstanding 7 7/8% Senior Subordinated Notes ("Notes") for $406,756,000, which included an early redemption premium of $7,854,000. The Company recorded a loss on early extinguishment of debt of $12,463,000, which comprised the premium paid, as well as the net write-off of the unamortized deferred financing costs, discount, and fair value adjustment associated with the Notes, which totaled $4,609,000.

25.   INCOME TAXES

  The components of income from continuing operations before provision for (recovery of) income taxes were as follows:

	2008	2007	2006
Domestic	$(86,734)	$(150,622)	$(76,844)
Foreign	213,638	359,361	306,818

	$126,904	$208,739	$229,974

  The components of the provision for (recovery of) income taxes were as follows:

	2008	2007	2006
Current
Domestic	$—	$—	$30
Foreign	17,000	13,200	14,470

	17,000	13,200	14,500

Deferred
Domestic	—	—	—
Foreign	(90,000)	—	—

	(90,000)	—	—

	$(73,000)	$13,200	$14,500

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

25.   INCOME TAXES (Continued)

  The reported provision for (recovery of) income taxes differs from the expected amount calculated by applying the Company's Canadian statutory rate to income before provision for income taxes. The reasons for this difference and the related tax effects are as follows:

	2008	2007	2006
Income from continuing operations before provision for income taxes	$126,904	$208,739	$229,974
Loss from discontinued operation	—	—	(3,848)

Income before provision for income taxes	126,904	208,739	226,126
Expected Canadian statutory rate	33.3%	36.1%	36.3%

Expected provision for income taxes	42,259	75,354	82,084
Non-deductible amounts:
Amortization	11,800	17,345	22,656
Equity loss	398	913	324
Intangible asset impairments	2,482	3,578	53,390
Non-taxable gain on disposal of investments	(2,174)	(6,276)	—
Write-down of investments	3,089	—	—
Legal settlement costs	10,233	—	—
Canadian dollar foreign exchange gain recognized for Canadian tax purposes	—	28,887	—
Change in valuation allowance related to U.S. operating losses	(90,000)	—	—
Change in valuation allowance from utilization of losses	(13,993)	(52,006)	—
Foreign tax rate differences	(92,581)	(114,908)	(172,127)
Unrecognized income tax benefit of losses	44,380	54,406	18,106
Withholding taxes on foreign income	2,886	2,105	4,943
Other	8,221	3,802	5,124

	$(73,000)	$13,200	$14,500

  Income taxes paid amounted to $6,738,000, $20,424,000 and $10,960,000 in 2008, 2007 and 2006, respectively. Stock option exercises did not impact taxes paid in 2008, 2007 and 2006.

  The Company has provided for foreign withholding taxes on the portion of undistributed earnings of foreign subsidiaries expected to be remitted.

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

25.   INCOME TAXES (Continued)

  The tax effect of major items recorded as deferred tax assets and liabilities is as follows:

	2008	2007
Deferred tax assets
Tax loss carryforwards	$159,210	$154,996
Scientific Research and Experimental Development pool	53,095	49,481
Investment tax credits	35,199	48,825
Provisions	20,565	24,575
Provisions for legal settlements (net of expected
insurance recoveries)	211	27,389
Plant, equipment and technology	24,395	24,233
Deferred revenue	38,825	7,685
Deferred financing and share issue costs	361	379
Other	4,189	3,109

Total deferred tax assets	336,050	340,672
Less valuation allowance	(157,137)	(318,283)

Net deferred tax assets	178,913	22,389

Deferred tax liabilities
Intangible assets	60,693	—
Prepaid expenses	1,314	429
Other	106	1,260

Total deferred tax liabilities	62,113	1,689

Net deferred income taxes	$116,800	$20,700

  The realization of deferred tax assets is dependent on the Company generating sufficient domestic and foreign taxable income in the years that the temporary differences become deductible. A valuation allowance has been provided for the portion of the deferred tax assets that the Company determined is more likely than not to remain unrealized based on estimated future taxable income and tax planning strategies. In 2008, the valuation allowance decreased by $161,146,000 due mainly to the recognition of the future benefit of U.S. tax loss carryforwards, the recording of a net deferred tax liability in respect of the Prestwick acquisition, and a reversal of temporary differences in respect of provisions for legal settlements. In 2007, the valuation allowance decreased by $6,822,000, due mainly to enacted tax rate reductions and partial utilization of tax loss carryforwards.

  At December 31, 2008, the Company had accumulated tax losses of approximately $87,900,000 available for federal and provincial purposes in Canada. At December 31, 2007, the Company did not have any accumulated tax losses for Canadian federal and provincial purposes. At December 31, 2008, the Company had approximately $35,199,000 (2007 — $48,900,000) of unclaimed Canadian investment tax credits ("ITCs"), which expire from 2011 to 2028. These losses and ITCs can be used to offset future years' taxable income and federal tax, respectively.

  In addition, at December 31, 2008, the Company had pooled Scientific Research and Experimental Development ("SR&ED") expenditures amounting to approximately $224,000,000 (2007 — $222,000,000) available to offset against future years' taxable income from its Canadian operations, which may be carried forward indefinitely.

  At December 31, 2008, the Company has accumulated tax losses of approximately $349,300,000 (2007 — $382,600,000) for federal and state purposes in the U.S., which expire from 2018 to 2026. These losses can be used to offset future years' taxable income. There may be limitations on the annual utilization of these losses as a result of certain changes in ownership that have occurred, or that may occur in the future.

  The cumulative effect of the application of the provisions of FIN 48 as of January 1, 2007 resulted in a reclassification of $31,400,000 from current income taxes payable to non-current income taxes payable, a $2,200,000 decrease in the valuation allowance against the net deferred tax asset, and a corresponding increase in the non-current income taxes payable of $2,200,000. Upon the adoption of FIN 48, the Company classified uncertain tax positions as non-current income taxes payable unless expected to be paid within one year. At December 31, 2008, the total amount of unrecognized tax benefits (including interest and penalties) was $63,700,000 (2007 — $54,100,000), of which $36,900,000 (2007 — $33,400,000) would affect the effective tax rate.

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

25.   INCOME TAXES (Continued)

  In the year ended December 31, 2008, the Company recognized a $1,000,000 (2007 — $15,500,000) increase and a $8,600,000 (2007 — $5,000,000) net increase in the amount of unrecognized tax benefits related to tax positions taken in the current and prior years, respectively, which have resulted in a corresponding decrease in the valuation allowance against the net deferred tax asset.

  The Company recognizes interest accrued related to unrecognized tax benefits and penalties in the provision for income taxes. At December 31, 2008, approximately $12,200,000 (2007 — $8,700,000) was accrued for the payment of interest and penalties. In the year ended December 31, 2008, the Company recognized approximately $4,000,000 (2007 — $3,000,000) in interest and penalties.

  The Company and one or more of its subsidiaries file federal income tax returns in Barbados, Canada, the U.S., and other foreign jurisdictions, as well as various provinces and states in Canada and the U.S. The Company and its subsidiaries have open tax years primarily from 1996 to 2008 with significant taxing jurisdictions including Barbados, Canada, and the U.S. These open years contain certain matters that could be subject to differing interpretations of applicable tax laws and regulations, and tax treaties, as they relate to the amount, timing, or inclusion of revenues and expenses, or the sustainability of income tax positions of the Company and its subsidiaries. Certain of these tax years are expected to remain open indefinitely.

  In 2008, the Canada Revenue Agency ("CRA") continued its audit of the Company's 2003 and 2004 Canadian income tax returns and has recently made a proposal for audit adjustments to the Company. The Company is reviewing the proposal. While the matter has not been settled, the Company has recorded a $3,000,000 decrease in the net deferred tax assets and a corresponding decrease in the valuation allowance against the net deferred tax assets. The CRA also continued an audit of the Company's claims for SR&ED expenditures and related ITCs for the 2005 taxation year. The tax returns filed by subsidiaries of the Company are currently subject to audit by the tax authorities in three U.S. states. It is otherwise not possible for the Company to estimate a range of reasonably possible outcomes, or timing, of any adjustments to the total amount of uncertain tax benefits that may result from these audits.

  The following table presents a reconciliation of the beginning and ending amounts of unrecognized tax benefits:

Balance, January 1, 2008	$54,100
Additions based on tax positions related to the current year	1,000
Additions for tax positions of prior years	13,300
Reductions for tax positions of prior years	(4,700)

Balance, December 31, 2008	$63,700

  The Company does not expect any significant change to the above unrecognized tax benefits during the next 12 months.

26.   DISCONTINUED OPERATION

  On May 2, 2006, the Company completed the sale of its Nutravail division and recorded an inventory write-off of $1,304,000 to cost of goods sold, and an impairment charge of $1,084,000 to write off the carrying value of Nutravail's long-lived assets. For the year ended December 31, 2006, the following revenue and expenses of Nutravail were reclassified from continuing operations to loss from discontinued operation:

Revenue	$1,289
Expenses (including write-off of inventory of $1,304)	4,053

Loss from discontinued operation before asset impairments	(2,764)
Asset impairments	(1,084)

Loss from discontinued operation	$(3,848)

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

27.   EARNINGS PER SHARE

  Earnings per share were calculated as follows:

	2008	2007	2006
Net income	$199,904	$195,539	$211,626

Basic weighted-average number of common shares outstanding (000s)	159,730	160,839	160,060
Dilutive effect of stock options and RSUs (000s)	—	36	18

Diluted weighted-average number of common shares outstanding (000s)	159,730	160,875	160,078

Basic and diluted earnings per share	$1.25	$1.22	$1.32

  Stock options to purchase approximately 4,540,000, 4,555,000 and 4,999,000 common shares of the Company during 2008, 2007 and 2006, respectively, had exercise prices greater than the average trading price of the Company's common shares. These stock options were not included in the computation of diluted earnings per share because the effect would have been anti-dilutive.

28.   LEGAL PROCEEDINGS

  From time to time, the Company becomes involved in various legal and administrative proceedings, which include product liability, intellectual property, antitrust, governmental and regulatory investigations, and related private litigation. There are also ordinary course employment-related issues and other types of claims in which the Company routinely becomes involved, but which individually and collectively are not material.

  Unless otherwise indicated, the Company cannot reasonably predict the outcome of these legal proceedings, nor can it estimate the amount of loss, or range of loss, if any, that may result from these proceedings. An adverse outcome in certain of these proceedings could have a material adverse effect on the Company's business, financial condition and results of operations, and could cause the market value of its common shares to decline.

  From time to time, the Company also initiates actions or file counterclaims. The Company could be subject to counterclaims or other suits in response to actions it may initiate. The Company cannot reasonably predict the outcome of these proceedings, some of which may involve significant legal fees. The Company believes that the prosecution of these actions and counterclaims is important to preserve and protect the Company, its reputation and its assets.

  Governmental and Regulatory Inquiries

  In July 2003, the Company received a subpoena from the USAO requesting information related to the promotional and marketing activities surrounding the commercial launch of Cardizem® LA. In particular, the subpoena sought information relating to the Cardizem® LA Clinical Experience Program, titled P.L.A.C.E. (Proving L.A. Through Clinical Experience). In October 2007, the Company received an additional related subpoena.

  On May 16, 2008, Biovail Pharmaceuticals, Inc. (now Biovail Pharmaceuticals LLC), the Company's subsidiary, entered into a written plea agreement with the USAO whereby it agreed to plead guilty to violating the U.S. Anti-Kickback Statute and pay a fine of $22,243,590. A hearing before the U.S. District Court in Boston, where the plea agreement must be approved, is expected to take place on April 2, 2009. On May 16, 2008, Biovail Corporation entered into a non-prosecution agreement with the USAO whereby the USAO agreed to decline prosecution of Biovail Corporation in exchange for Biovail Corporation's continuing cooperation and in exchange for its agreement to finalize a civil settlement agreement and pay a civil penalty of $2,404,286. The civil settlement agreement has not yet been finalized.

  On November 20, 2003, the Company received notification from the SEC indicating that the SEC would be conducting an informal inquiry relating to its accounting and disclosure practices for the fiscal year 2003. These issues included whether or not the Company had improperly recognized revenue and expenses for accounting purposes in relation to its financial statements in certain periods, disclosure related to those statements, and whether it provided misleading disclosure concerning the reasons for its forecast of a revenue shortfall in respect of the three-month period ended September 30, 2003, and certain transactions associated with a corporate entity that the Company acquired in 2002. On March 3, 2005, the Company received a subpoena from the SEC reflecting the fact that the SEC had entered a formal order of investigation. The subpoena sought information about the Company's financial reporting for the fiscal year 2003. Also, the scope of the investigation became broader than initially, and the period under review was extended to encompass the period January 1, 2001 to May 2004.

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

28.   LEGAL PROCEEDINGS (Continued)

  On March 24, 2008, the SEC filed a civil complaint against the Company, Eugene Melnyk, the Company's former Chairman and CEO, Brian Crombie, the Company's former Chief Financial Officer ("CFO"), and two former officers, Kenneth Howling and John Miszuk, related to the matters investigated by the SEC. The Company has entered into a Consent Decree with the SEC in which it has not admitted to the civil charges contained in the complaint but have paid $10,000,001 to the SEC to fully settle the matter. As part of the settlement, the Company has also agreed to an examination of its accounting and related functions by an independent consultant. The settlement does not include the four individuals. The Company is indemnifying these individuals for their legal costs.

  In the spring of 2007, the Company was contacted by the U.S. Attorney's Office for the Eastern District of New York ("EDNY"), who informed the Company that the office is conducting an investigation into the same matters that the SEC is investigating. The EDNY conducted interviews of several of the Company's current or former employees and has requested documents related to fiscal years 2002 and 2003. The Company intends to cooperate with the investigation. The Company cannot predict the outcome or timing of when this matter may be resolved.

  Over the last few years, the Company has received a number of communications from the OSC relating to its disclosure, and/or seeking information pertaining to certain financial periods. Similar to the SEC, the OSC has advised the Company that it has investigated whether the Company improperly recognized revenue for accounting purposes in relation to the interim financial statements filed by the Company for each of the four quarters in 2001, 2002 and 2003, and the first quarter of 2004, and related disclosure issues. The OSC also investigated whether the Company provided misleading disclosure concerning the reasons for its forecast of a revenue shortfall in respect of the three-month period ending September 30, 2003, and certain transactions associated with a corporate entity that the Company acquired in 2002, as well as issues relating to trading in its common shares. These issues include whether the Company's insiders complied with insider reporting requirements, whether persons in a special relationship with the Company may have traded in its shares with knowledge of undisclosed material information, whether certain transactions may have resulted in, or contributed to, a misleading appearance of trading activity in the Company's securities during 2003 and 2004 and whether certain registrants (who are the Company's former directors) may have had conflicts of interest in relation to the trading of the Company's shares.

  Pursuant to a Notice of Hearing dated July 28, 2006, the staff of the OSC gave notice that an administrative hearing pursuant to sections 127 and 127.1 of the Securities Act (Ontario), R.S.O. 1990, c. S.5 (the "Ontario Securities Act") would be held related to the issues surrounding the trading in the Company's common shares. The respondents in the hearing included former Chairman and CEO Eugene Melnyk and a former director of the Company, among others. The Company was not a party to this proceeding. The proceeding as against Eugene Melnyk has been settled. In a decision released June 20, 2008, a panel of the OSC found that the former director acted contrary to the public interest and breached section 107 of the Ontario Securities Act when he: (a) failed to provide the Company with accurate information concerning shares over which he shared control and direction; (b) failed to file insider reports in respect of certain trades in the Company's securities; and (c) engaged in a high volume of discretionary trading in its securities during blackout periods imposed by the Company. A sanctions hearing has not yet taken place.

  Pursuant to a Notice of Hearing dated March 24, 2008, the staff of the OSC gave notice that an administrative hearing would be held related to the other matters investigated. The notice named the Company, former Chairman and CEO Eugene Melnyk, former CFO Brian Crombie, and Kenneth Howling and John Miszuk, two former officers. On January 9, 2009, the OSC approved a settlement reached with the Company. Pursuant to the terms of this settlement, the Company paid approximately $5,300,000 in costs and sanctions and agreed to the appointment of an independent consultant to examine and report on the Company's training of its personnel concerning compliance with financial and other reporting requirements under applicable securities laws in Ontario. On January 27, 2009, the OSC approved a settlement with Messrs. Howling and Miszuk and on February 10, 2009 the OSC approved a settlement with Mr. Crombie. The Company understands that the matter is proceeding against Mr. Melnyk.

  Securities Class Actions

  In late 2003 and early 2004, a number of securities class action complaints were filed in the U.S. District Court for the Southern District of New York naming the Company and certain of its former officers and a former director as defendants. On or about June 18, 2004, the plaintiffs filed a Consolidated Amended Complaint (the "Complaint"), alleging, among other matters, that the defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 10b-5 promulgated thereunder. The Company responded to the Complaint by filing a motion to dismiss, which the Court denied. Thereafter, the Company filed its Answer denying the allegations in the Complaint.

  On August 25, 2006, the plaintiffs filed a Consolidated Second Amended Class Action Complaint ("Second Amended Complaint"). The Second Amended Complaint alleged, among other matters, that the defendants violated Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder. More specifically, the Second Amended Complaint alleged that the defendants made materially false and misleading statements that inflated the price of the Company's stock between February 7, 2003 and March 2, 2004.

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

28.   LEGAL PROCEEDINGS (Continued)

  In December 2007, the Company and the named individual defendants entered into an agreement in principle to settle this matter. The settlement class included, with certain exceptions, all persons or entities that purchased the Company's common stock during the period from February 7, 2003 to March 2, 2004.

  Under the terms of the agreement, the total settlement amount was $138,000,000, out of which the Court-approved legal fees to the plaintiffs' counsel were paid. On May 9, 2008, the Company paid $83,048,000 in escrow to fund the settlement amount (pending final Court approval of the settlement) and the Company's insurance carriers funded the remaining $54,952,000. The agreement contained no admission of wrongdoing by the Company or any of the named individual defendants, nor did the Company nor any of the named defendants acknowledge any liability or wrongdoing by entering into the agreement.

  The settlement received final Court approval on August 8, 2008.

  On September 21, 2005, the Canadian Commercial Workers Industry Pension Plan commenced a securities class action in Canada in the Ontario Superior Court against the Company and several of its officers. The action is purportedly prosecuted on behalf of all individuals other than the defendants who purchased the Company's common stock between February 7, 2003 and March 2, 2004. The claim sought damages in excess of $100,000,000 for misrepresentation and breaches of s. 134 of the Ontario Securities Act and ss. 36 and 52 of the Competition Act, R.S. 1985, c. C-34, as well as class-wide punitive and exemplary damages. The claim essentially relied on the same facts and allegations as those cited in the Second Amended Complaint. The claim was served on the Company and the named officers on September 29, 2005. The plaintiffs had not taken any steps to certify the action as a class proceeding or otherwise to move it forward.

  On April 22, 2008, the Company and the individuals entered into an agreement to settle this matter. Under the terms of the agreement, the parties agreed that the sole source of compensation for the plaintiffs would be the U.S. settlement funds referenced above. The agreement has received final Court approval. Canadian class counsel's entitlement to legal fees was assessed at approximately $600,000.

  On October 8, 2008, a proposed securities class action lawsuit was filed in the U.S. District Court Southern District of New York against the Company, its current Chairman, one current officer and two former officers. The complaint has been filed on behalf of all persons and entities that purchased the Company's securities from December 14, 2006 through July 19, 2007. The complaint relates to public statements alleged to have been made in respect of Aplenzin™ (bupropion hydrobromide tablets) during the product's U.S. regulatory approval process. The Company believes the claim is without merit and will defend vigorously. Accordingly, the Company has filed a motion to dismiss this action in its entirety. A decision is currently pending.

  Antitrust

  Several class action or representative action complaints in multiple U.S. jurisdictions have been filed against the Company in which the plaintiffs seek damages and allege that the Company improperly impeded the approval of a generic form of Tiazac®. Those actions filed in U.S. federal courts were filed in, or transferred to, and in some cases consolidated or coordinated in, the U.S. District Court for the District of Columbia. The Company believes that the complaints are without merit and that its actions were in accordance with its rights under the Hatch-Waxman Act and applicable law.

  The Court granted the Company's motion for summary judgment seeking to dismiss all of the federal actions, which the federal plaintiffs appealed. These appeals were consolidated by the Court of Appeals and, on July 25, 2008, the Court of Appeals affirmed the dismissal of those actions.

  The Company has brought the Court's decision on its motions for summary judgment to the attention of the Superior Court of the State of California for Los Angeles County, the Superior Court of the State of California for the County of San Diego and the Superior Court of the State of California for the County of Alameda, where several related State Court actions were pending. The Superior Court for the County of San Diego directed that certain discovery concerning the regulatory problems of Andrx Corporation and Andrx Pharmaceuticals Inc. (collectively, the "Andrx Group") that was already produced to the federal plaintiffs be made available to the plaintiffs in that case. The Company complied with the Court's direction and then moved to dismiss the amended complaint in the case. The Court granted the Company's motion and dismissed the complaint with leave for the plaintiffs to file an amended complaint, which they filed. The Company then moved to dismiss the amended complaint. The Court also granted that motion and dismissed the amended complaint with prejudice. The plaintiffs moved to have the Court reconsider its decision, which the Court denied. The plaintiffs appealed, but their appeal was dismissed after they failed to file an appellate brief. The actions in the other California courts were stayed pending the final disposition of the cases pending in the District of Columbia. As a result of the Court of Appeals affirming the dismissal of the federal claims, two of the California State actions have been dismissed. The California plaintiffs, in the remaining two actions, must decide whether or not they will pursue their state court actions. Since the Court of Appeals' decision upholding summary judgment they have not taken any steps to pursue these actions.

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

28.   LEGAL PROCEEDINGS (Continued)

  Several class action and individual action complaints in multiple jurisdictions have been commenced jointly against the Company, Elan Corporation plc ("Elan") and Teva Pharmaceutical Industries Ltd. ("Teva") relating to two agreements: one between the Company and Elan for the licensing of Adalat® CC products from Elan, and the other between the Company and Teva for the distribution of those products in the U.S. These actions were transferred to the U.S. District Court for the District of Columbia. The agreements in question have since been resolved as a result of a consent decree between Elan and Biovail and the U.S. Federal Trade Commission.

  The Company believes these suits are without merit because, among other reasons, the Company believes that any delay in the marketing or out-licensing of the Company's Adalat® CC product was due to manufacturing difficulties the Company encountered and not because of any improper activity on its part.

  The Company and the other defendants filed a motion to dismiss, and the Court denied the Company's motion to dismiss the damage claims brought on behalf of both a purported class of so-called "direct purchasers" and individual direct purchasers who have sued directly, generally consisting of distributors and large chain drug stores, but dismissed the claims of a class of consumers and so-called "indirect purchasers". The remainder of the federal action is proceeding on the merits through the normal legal process. The Court granted plaintiffs' motion for class certification on November 21, 2007 and certified a class of alleged "direct purchasers".

  In December 2007, the Company and the other defendants moved for the Court to reconsider that decision and the Court denied that motion on November 3, 2008. On November 18, 2008, the Company and the other defendants filed a petition in the D.C. Circuit pursuant to Fed. R. Civ. Pro. 23(f), requesting leave to appeal from the district court's grant of class certification. The D.C. Circuit denied the defendants' leave to appeal on February 23, 2009. On December 23, 2008, the Company and the other defendants moved for summary judgment as to the entirety of the case.

  On March 21, 2006, the Company was advised that an additional claim in respect of this fact situation was filed by Maxi Drug Inc. d/b/a Brooks Pharmacy in the U.S. District Court, District of Columbia. The Company has accepted service of this complaint, and the case will proceed on the merits according to the schedule set by the Court in the related federal cases pending in the District of Columbia.

  On April 4, 2008, a direct purchaser plaintiff filed a class action antitrust complaint in the U.S. District Court for the District of Massachusetts against the Company and SmithKline Beecham Inc. ("SmithKline") seeking damages and alleging that the Company and SmithKline took actions to improperly delay FDA approval for generic forms of Wellbutrin® XL. The direct purchaser plaintiff in the Massachusetts federal court lawsuit voluntarily dismissed its complaint on May 27, 2008, and shortly thereafter refiled a virtually identical complaint in the U.S. District Court for the Eastern District of Pennsylvania. In late May and early June 2008, a total of seven additional direct and indirect purchaser class actions were also filed against the Company and SmithKline in the Eastern District of Pennsylvania, all making similar allegations. These complaints have now been consolidated resulting in a lead direct purchaser and a lead indirect purchaser action.

  The Company believes that each of these complaints lacks merit and that the Company' challenged actions complied with all applicable laws and regulations, including federal and state antitrust laws, FDA regulations, U.S. patent law, and the Hatch-Waxman Act. The Company has not yet answered the complaints but has moved to dismiss all complaints. No decision has yet been rendered.

  Intellectual Property

  On February 3, 2006, the Company and Laboratoires Des Produits Éthiques Ethypharm instituted an action against Sandoz Canada Inc. ("Sandoz") and Andrx Group stating that certain patents applicable to Tiazac® have been infringed contrary to the Patent Act (Canada) by the defendants. In addition, the Company is seeking injunctive relief restraining the defendants from offering for sale and/or manufacturing in Canada any product covered by its patents and/or procuring the infringement of its patents.

  The defendants served the Company with a Statement of Defence and Counterclaim on May 15, 2006. The Company delivered its reply on May 30, 2006, and pleadings closed in June 2006. The matter is proceeding in the ordinary course.

  In August 2006, Sandoz brought an action against the Company under section 8 of the Patented Medicine (NOC) Regulations demanding damages for having been kept off the market with its generic version of Tiazac® due to prohibition proceedings taken against Sandoz's predecessor RhoxalPharma Inc. by the Company under the Patented Medicine (NOC) Regulations. The prohibition proceedings were subsequently dismissed in November of 2005. This action is proceeding in the ordinary course and the Company cannot assess the merits, if any, of the claim at this stage.

  On November 7, 2008, Novopharm brought an action against the Company under section 8 of the Patented Medicine (NOC) Regulations demanding damages for having been kept off the market with its generic version of Wellbutrin® SR due to prohibition proceedings taken against them by the Company under the Patented Medicine (NOC) Regulations. The prohibition proceedings were subsequently dismissed in January 2005. This action is proceeding in the ordinary course.

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

28.   LEGAL PROCEEDINGS (Continued)

  Apotex Inc. ("Apotex") has filed a submission with the Minister of Health in Canada, which seeks approval of APO-Metformin ER 500 mg, a generic form of Glumetza®. In connection with that submission, Apotex has served the Company with a Notice of Allegation in respect of two patents listed in the Patent Register. Apotex alleges that APO-Metformin ER will not infringe the patents and, alternately, that the patents are invalid. On January 23, 2008, the Company instituted legal proceedings in the Federal Court of Canada that prevented the issuance of a Notice of Compliance to Apotex until these proceedings are concluded, or until the expiry of 24 months from the date that the Company's application in the Federal Court of Canada was issued, whichever is earlier. While a date for the hearing of the Company's application has not yet been established, it is anticipated that the matter will come to a hearing before a judge of the Federal Court of Canada in early 2010.

  Par Pharmaceutical Companies, Inc. ("Par") filed an Abbreviated New Drug Application ("ANDA") with the FDA seeking approval to market Tramadol Hydrochloride Extended Release Tablets, 200 mg. On May 9, 2007, BLS, along with Purdue Pharma Products L.P. ("Purdue"), Napp Pharmaceutical Group Ltd. ("Napp") and OMI filed a complaint in the U.S. District Court for the District of Delaware alleging infringement of U.S. Patent No. 6,254,887 by the filing of that ANDA, thereby triggering a 30-month stay of FDA's approval of that application. Par has answered the complaint and asserted counterclaims of non-infringement and patent invalidity. The plaintiffs have denied the counterclaims. On May 22, 2007, Par informed the Company that it had filed a supplemental ANDA seeking approval to market Tramadol Hydrochloride Extended Release Tablets, 100 mg. On June 28, 2007, the same plaintiffs filed another complaint in the U.S. District Court for the District of Delaware alleging infringement of U.S. Patent No. 6,254,887 by the filing of that ANDA, thereby triggering a 30-month stay of FDA's approval of the 100 mg strength formulation.

  On July 23, 2007, Par answered the second complaint and asserted counterclaims of non-infringement and patent invalidity. On September 24, 2007, Par informed the Company that it had filed another supplemental ANDA seeking approval to market Tramadol Hydrochloride Extended Release Tablets, 300 mg. On October 24, 2007, the same plaintiffs filed another complaint in the U.S. District Court for the District of Delaware alleging infringement of U.S. Patent No. 6,254,887 by the filing of that ANDA, thereby triggering a 30-month stay of FDA's approval of the 300 mg strength formulation. A Markman hearing claims construction ruling was released on November 4, 2008.

  BLS filed, and was granted, a motion for dismissal of BLS from the case. Subsequently, OMI has also been dismissed from the case. The case will continue between the plaintiff and Par. BLS's and OMI's dismissals from the case are not expected to substantively impact the proceedings. The hearing in this matter is expected to commence on April 17, 2009.

  On July 2, 2008, the Company received a Notice of Paragraph IV Certification for Tramadol Hydrochloride Extended-release Tablets, 100 mg, a generic version of Ultram® ER, from Impax. BLS filed suit along with Purdue, Napp and OMI in the U.S. District Court for the District of Delaware pursuant to the provisions of the Hatch-Waxman Act. As a result, FDA approval of Impax's generic product has been automatically stayed for 30 months until January 2, 2011. BLS filed, and was granted, a motion for dismissal from the case. This matter will continue between Par, OMI and Purdue.

  On September 23, 2008, the Company received a Notice of Paragraph IV Certification for Tramadol Hydrochloride Extended-release Tablets, 200 mg and 300 mg, generic versions of Ultram® ER, from Impax. Purdue, Napp and OMI filed a complaint in the U.S. District Court for the District of Delaware alleging infringement of U.S. Patent No. 6,254,887 by the filing of that ANDA, thereby triggering a 30-month stay of the FDA's approval of that application. The matter is proceeding in the ordinary course.

  BLS filed an ANDA with the FDA seeking approval to market Venlafaxine Hydrochloride Extended-Release capsules equivalent to the 37.5, 75 and 150 mg doses of Effexor® XR. On June 26, 2008, Wyeth filed a complaint against the Company, Biovail Technologies Ltd. and BLS in the U.S. District Court for the District of Delaware alleging infringement of U.S. Patent Nos. 6,274,171 B1, 6,403,120 and 6,419,958 B2 by the filing of that ANDA, thereby triggering a 30-month stay of the FDA's approval of that application. On September 25, 2008 the Company filed its Answer and Affirmative Defenses along with counterclaims of non-infringement and invalidity. The case is in its preliminary stages and will proceed in the ordinary course. No trial date has yet been set.

  On or about June 26, 2008, BLS received Notices of Paragraph IV Certification from Sun Pharmaceutical Industries, Ltd., India ("Sun India") for diltiazem hydrochloride extended-release capsules, 120, 180, 240, 300, and 360 mg strengths, a generic version of Cardizem® CD. On August 8, 2008, BLS filed suit against Sun India in the U.S. District Court of New Jersey alleging patent infringement of U.S. Patent Nos. 5,470,584, 5,286,497 and 5,439,689 pursuant to the provisions of the Hatch-Waxman Act. BLS has also sought declaratory judgment of infringement for all three patents. These suits are expected to result in a 30-month stay of the FDA approval of the 120, 180, 240 and 300 mg strengths, and may, subject to an appropriate finding by the trial court, result in a 30-month stay of approval on the 360 mg strength. There are currently no unexpired patents listed against BLS's 360 mg strength product listed in the FDA's Orange Book database. On September 30, 2008 Sun delivered its Answer and Counterclaim, which include declarations of non-infringement, invalidity and unenforceability as well as certain antitrust allegations. The unenforceability and antitrust claims have been stayed pending a determination of the Company's infringement claims.

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

28.   LEGAL PROCEEDINGS (Continued)

  BLS filed an ANDA with the FDA seeking approval to market Fenofibrate Tablets in 48 mg and 145 mg dosage sizes. On November 3, 2008, Abbott and Laboratoires Fournier S.A. filed a complaint against Biovail Corporation and BLS in the U.S. District Court for the Northern District of Illinois alleging infringement of U.S. Patent Nos. 6,277,405, 7,037,529, and 7,041,319 by the filing of the ANDA, thereby triggering a 30-month stay of FDA's approval of that application. This matter has now been transferred to the District of New Jersey. On November 3, 2008, Elan Pharma International Ltd. and Fournier Laboratories Ireland Ltd. also filed a complaint against Biovail Corporation and BLS in the U.S. District Court for the District of New Jersey alleging infringement of U.S. Patent Nos. 5,145,684, 7,276,249, and 7,320,802 by the filing of the ANDA. The Answers and Counterclaims of Biovail Corporation and BLS have been filed. These cases are in their preliminary stages and will proceed in the ordinary course. Case schedules have not yet been set.

  On or about December 1, 2008, the FDA accepted an ANDA filed by BLS seeking approval to market generic formulations of the 200 mg, 300 mg and 400 mg strengths of quetiapine fumarate extended-release tablets (sold under the brand name Seroquel® XR by AstraZeneca Pharmaceuticals LP ("AstraZeneca"). On January 9, 2009, AstraZenca and AstraZeneca UK Limited filed a complaint against Biovail Corporation, BLS, and BTA Pharmaceuticals, Inc. in the U.S. District Court for the District New Jersey alleging infringement of U.S. Patent Nos. 4,879,288 and 5,948,437 by the filing of that ANDA, thereby triggering a 30-month stay of the FDA's approval of that application. Answers and Counterclaims have not been filed. The case is in its preliminary stages and will proceed in the ordinary course. No trial date has yet been set.

  Defamation and Tort

  On April 29, 2003, Jerry I. Treppel, a former analyst at BAC, commenced an action in the U.S. District Court for the Southern District of New York naming as defendants the Company and certain of its officers, and against Michael Sitrick and Sitrick & Company, Inc., in their capacity as the Company's consultants, in which he has alleged that he was defamed by the defendants and that the Company's actions resulted in damages to him by way of lost employment and employment opportunities and sought monetary damages as a result thereof.

  The Company filed a motion to dismiss this action, which, after rehearing, the Court granted in part and denied in part. In response, the plaintiff filed a second amended complaint on March 24, 2005, which generally repeated the allegations and asserted that all defendants acted in concert and participated in the defamatory and other alleged misconduct.

  On May 27, 2005, Eugene Melnyk, the Company's former Chairman and CEO, filed an answer to the second amended complaint and a counterclaim against Mr. Treppel. This counterclaim alleges defamation, defamation per se and civil conspiracy. Mr. Melnyk's claims relate to, among other things, written and oral communications made by Mr. Treppel that caused damage to Mr. Melnyk's professional and business reputation.

  The Company and the named defendants, including Mr. Melnyk, filed a motion to dismiss the second amended complaint. Mr. Treppel also moved to dismiss the counterclaim brought by Mr. Melnyk.

  On August 30, 2005, the Court granted in part and denied in part the motion to dismiss Mr. Treppel's claims, and dismissed the case with prejudice against three of the five defendants. In the Order the Court further noted that the remaining claims against the Company and the only remaining individual defendant, Mr. Melnyk, were limited to the defamation, tortious interference and civil conspiracy claims arising out of three statements he found to be susceptible of a defamatory meaning.

  The Court also denied in part and granted in part Mr. Treppel's motion to dismiss Mr. Melnyk's counterclaims against Mr. Treppel. This counterclaim is therefore proceeding on certain of the claims of defamation and defamation per se made by Mr. Melnyk.

  Following mediation this matter was settled in January, 2009. The terms of the settlement are confidential; however, such terms are not material to the Company's cash flow or operations.

  Biovail Action Against S.A.C. and Others

  On February 22, 2006, the Company filed a lawsuit in Superior Court, Essex County, New Jersey, seeking $4.6 billion in damages from 22 defendants (the "S.A.C. Complaint"). The S.A.C. Complaint alleges that the defendants participated in a stock market manipulation scheme that negatively affected the market price of the Company's shares and alleges violations of various state laws, including the New Jersey Racketeer Influenced and Corrupt Organizations Act, pursuant to which treble damages may be available.

  The original defendants included: S.A.C. Capital Management, LLC, S.A.C. Capital Advisors, LLC, S.A.C. Capital Associates, LLC, S.A.C. Healthco Funds, LLC, Sigma Capital Management, LLC, Steven A. Cohen, Arthur Cohen, Joseph Healey, Timothy McCarthy, David Maris, Gradient Analytics, Inc., Camelback Research Alliance, Inc., James Carr Bettis, Donn Vickrey,

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

28.   LEGAL PROCEEDINGS (Continued)

  Pinnacle Investment Advisors, LLC, Helios Equity Fund, LLC, Hallmark Funds, Gerson Lehrman Group, Gerson Lehrman Group Brokerage Services, LLC, Thomas Lehrman, Patrick Duff, and James Lyle. The defendants Hallmark Funds and David Maris have been voluntarily dismissed from the action by the Company.

  The lawsuit is in its early stages. No discovery has been conducted. All defendants have moved to dismiss the complaint. These motions have yet to be heard by the Court.

  On January 26, 2007, U.S. District Judge Richard Owen issued an Order in a securities class action proceeding against the Company in the U.S. District Court for the Southern District of New York (described more fully above) that sanctioned the Company for its use in the S.A.C. Complaint of certain documents obtained in lawful discovery in the securities class action. Judge Owen ordered the return of the documents and the redaction of the S.A.C. Complaint. On February 22, 2007, the Company filed an Amended Complaint.

  Pursuant to a March 16, 2007 Order, this case has been stayed pending the resolution of motions to dismiss in a factually similar shareholder class action that does not involve the Company. This stay currently remains in force. On February 19, 2009 the factually similar shareholder class action was dismissed without prejudice.

  General Civil Actions

  Complaints have been filed by the City of New York, the State of Alabama, the State of Mississippi and a number of counties within the State of New York, claiming that the Company, and numerous other pharmaceutical companies, made fraudulent misstatements concerning the "average wholesale price" of their prescription drugs, resulting in alleged overpayments by the plaintiffs for pharmaceutical products sold by the companies.

  The City of New York and plaintiffs for all the counties in New York (other than Erie, Oswego and Schenectady) have voluntarily dismissed the Company and certain others of the named defendants on a without prejudice basis. Similarly, the State of Mississippi has voluntarily dismissed its claim against the Company and a number of defendants on a without prejudice basis.

  In the case brought by the State of Alabama, the Company has answered the State's Amended Complaint and discovery is ongoing. The cases brought by the New York State counties of Oswego, Schenectady and Erie, each of which was originally brought in New York State court, were removed by defendants to federal court on October 11, 2006. The Company answered the complaint in each case after the removal to federal court. The cases were subsequently remanded and, following the remand, the defendants made an application to the New York State Litigation Coordinating Panel for pretrial coordination of the three actions. That application is pending.

  Based on the information currently available, and given the small number of the Company's products at issue and the limited time frame in respect of such sales, the Company anticipates that even if these actions are successful, any recovery against the Company would likely not be significant.

  On May 6, 2008, BLS commenced an arbitration under FINRA rules against Credit Suisse seeking $26,775,000 in compensatory damages and $53,550,000 in punitive damages. The Statement of Claim alleges that Credit Suisse, as non-discretionary manager of BLS's cash management account, fraudulently or negligently, and in breach of the parties' customer agreement, invested BLS's assets in auction rate securities, which were not among BLS's approved investments. Credit Suisse has now delivered its Answer and Response. The matter is in its preliminary stages, and the Company anticipates it will proceed in the ordinary course. A hearing is expected to commence this summer.

29.   COMMITMENTS AND CONTINGENCIES

  Operating Lease Commitments

  The Company leases certain facilities, vehicles and equipment under operating leases. Rental expense amounted to $4,928,000, $4,088,000 and $8,772,000 in 2008, 2007 and 2006, respectively.

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

29.   COMMITMENTS AND CONTINGENCIES (Continued)

  Minimum future rental payments under non-cancelable operating leases (net of sublease rentals) for the years ending December 31 are as follows:

2009	$5,436
2010	4,094
2011	3,655
2012	3,614
2013	3,597
Thereafter	4,410

Total minimum future rental payments	$24,806

  Other Commitments

  Commitments related to capital expenditures totaled approximately $500,000 at December 31, 2008.

  Net sales of certain products of the Company are subject to royalties payable to third parties. Royalty expense recorded in cost of goods sold amounted to $11,829,000, $15,024,000 and $6,883,000 in 2008, 2007 and 2006, respectively.

  Under certain research and development agreements, the Company may be required to make payments upon the achievement of specific developmental, regulatory, or commercial milestones. Because it is uncertain if and when these milestones will be achieved, the Company did not accrue for any of these payments at December 31, 2008 or 2007.

  Product Liability Insurance

  The Company is self-insured for up to the first $20,000,000 of costs incurred relating to product liability claims arising during an annual policy period. The Company provides for unsettled reported losses and losses incurred but not reported based on an independent review of all claims made against the Company. Accruals for estimated losses related to self-insurance were not material at December 31, 2008 or 2007.

  Indemnification Provisions

  In the normal course of business, the Company enters into agreements that include indemnification provisions for product liability and other matters. These provisions are generally subject to maximum amounts, specified claim periods, and other conditions and limits. At December 31, 2008 or 2007, no material amounts were accrued for the Company's obligations under these indemnification provisions. In addition, the Company is obligated to indemnify its officers and directors in respect of any legal claims or actions initiated against them in their capacity as officers and directors of the Company in accordance with applicable law. Pursuant to such indemnities, the Company is indemnifying certain former officers and directors in respect of certain litigation and regulatory matters (as described in note 28).

30.   RELATED PARTY TRANSACTIONS

  In 2006, the Company contracted with Global IQ, a clinical research organization, for a long-term safety study on a particular product under development. Prior to April 2007, during which time Dr. Peter Silverstone, Biovail's former Senior Vice-President, Medical and Scientific Affairs, retained an interest in Global IQ, the Company was invoiced $581,000 in 2007 and $1,166,000 in 2006 by Global IQ for this study (excluding investigator and other pass-through costs). Dr. Silverstone indicated to the Company that he disposed of his interest in Global IQ in April 2007. Dr. Silverstone resigned from the Company effective April 4, 2008.

  In 2007, the Company received $734,000 in full settlement of the principal and accrued interest on a relocation assistance loan granted to a former executive officer in March 2001.

  In 2006, Mr. Melnyk reimbursed the Company $420,000 for expenses incurred in connection with the analysis of a potential investment in a company that Mr. Melnyk decided to pursue personally following a determination by the Company's Board of Directors that the investment opportunity was not, and would not in the future be, of interest to Biovail.

BIOVAIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

31.   SEGMENT INFORMATION

  The Company operates in one operating segment — pharmaceutical products. Management assesses performance and makes resource decisions based on the consolidated results of operations of this operating segment.

  Revenue by Therapeutic Area

  The following table displays revenue by therapeutic area:

	2008	2007	2006
Product sales
Cardiovascular(1)	$292,371	$296,907	$348,023
CNS(2)	186,007	269,828	507,143
Antiviral(3)	150,613	147,120	112,388
Pain management(4)	85,557	87,191	53,724

	714,548	801,046	1,021,278
Research and development	24,356	23,828	21,593
Royalty and other	18,274	17,944	24,851

	$757,178	$842,818	$1,067,722

  (1)
  Cardiovascular products include Cardizem®, Tiazac®, Vasotec®, Vaseretic®, Isordil®, Glumetza®, and bioequivalent versions of Cardizem® CD, Procardia XL, and Adalat CC.

  (2)
  CNS products consist of Wellbutrin®, Zyban®, Ativan®, Xenazine®, and Nitoman®.

  (3)
  Antiviral products consist of Zovirax®.

  (4)
  Pain management products consist of Ultram® and Ralivia™.

  Geographic Information

  The following table displays revenue and long-lived assets by geographic area:

	Revenue(1)			Long-Lived Assets(2)
	2008	2007	2006	2008	2007	2006
Canada	$88,952	$75,051	$89,920	$107,918	$139,279	$118,347
U.S. and Puerto Rico	656,490	755,484	966,212	31,377	77,379	72,490
Barbados	—	—	—	8,974	4,703	2,168
Other countries	11,736	12,283	11,590	—	17,096	18,974

	$757,178	$842,818	$1,067,722	$148,269	$238,457	$211,979

  (1)
  Revenue is attributed to countries based on the location of the customer.

  (2)
  Long-lived assets consist of property, plant and equipment, net of accumulated depreciation. Property, plant and equipment is attributed to countries based on physical location.

  Major Customers

  The following table identifies external customers that accounted for 10% or more of the Company's total revenue:

	2008	2007	2006
McKesson Corporation	22%	20%	12%
GSK	16%	25%	42%
Cardinal Health, Inc.	16%	10%	6%
Teva	11%	11%	12%
PriCara	11%	10%	5%

QuickLinks

  Exhibit 99.4
BIOVAIL CORPORATION CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2008
BIOVAIL CORPORATION CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2008
TABLE OF CONTENTS
MANAGEMENT'S DISCUSSION AND ANALYSIS (All dollar amounts expressed in U.S. dollars)
REPORT OF MANAGEMENT ON FINANCIAL STATEMENTS AND INTERNAL CONTROL OVER FINANCIAL REPORTING
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING
BIOVAIL CORPORATION CONSOLIDATED BALANCE SHEETS In accordance with United States Generally Accepted Accounting Principles (All dollar amounts expressed in thousands of U.S. dollars)
CONSOLIDATED STATEMENTS OF INCOME
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
CONSOLIDATED STATEMENTS OF CASH FLOWS
BIOVAIL CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS In accordance with United States Generally Accepted Accounting Principles (All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)